

GUANGNAN (HOLDINGS) LIMITED

廣南(集團)有限公司

Stock Code



2009



10016402

廣南(集團)有限公司

2009年年報

目錄

02 公司資料
03 財務摘要
04 主席報告
06 管理層討論及分析
10 董事簡歷
13 董事會報告
29 企業管治報告

財務報告
38 獨立核數師報告
40 綜合損益表
41 綜合全面收益表
42 綜合資產負債表
44 資產負債表
45 綜合權益變動表
46 綜合現金流量表
48 財務報表附註
128 根據香港聯合交易所有限公司證券上市規則披露之交易
130 投資物業
131 財務概要

公司資料
（於2010年3月26日）

董事會

執行董事
梁　江*（主席）*
譚云標*（總經理）*
宋咸權*（財務總監）*

非執行董事
黃小峰
羅蕃郁
侯卓冰

獨立非執行董事
Gerard Joseph McMAHON
譚惠珠
李嘉強

審核委員會
Gerard Joseph McMAHON*（主席）*
譚惠珠
李嘉強

薪酬委員會
李嘉強*（主席）*
Gerard Joseph McMAHON
譚惠珠

提名委員會
梁　江*（主席）*
Gerard Joseph McMAHON
譚惠珠
李嘉強

公司秘書
盧詠雪

核數師
畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

主要往來銀行
香港上海滙豐銀行有限公司
中國工商銀行（亞洲）有限公司
中國工商銀行股份有限公司中山分行
中國銀行股份有限公司中山分行
中信銀行股份有限公司中山支行
中國農業銀行秦皇島分行
中國工商銀行股份有限公司秦皇島分行
中國銀行股份有限公司秦皇島分行

註冊辦事處
香港
皇后大道東24–32號
金鐘滙中心22樓
電　　話：　(852) 2828 3938
圖文傳真：　(852) 2583 9288
網　　址：　http://www.gdguangnan.com

股份過戶登記處
香港中央證券登記有限公司
香港
灣仔
皇后大道東183號合和中心17M樓

股份資料
上市地點	香港聯合交易所有限公司主板
股份代號	1203
每手股數	2,000股
財政年度結算日	12月31日

股東時間表
截止過戶日期	2010年5月26日至 2010年5月28日
股東週年大會	2010年5月28日
末期股息	每股3.0港仙
派發日期	2010年6月28日

財務摘要
（以港幣列示）

	截至12月31日止年度		
	2009年 千元	2008年 千元	變動
營業額	**2,352,103**	2,979,868	-21.1%
經營溢利	**221,451**	167,287	+32.4%
股東應佔溢利	**180,724**	100,646	+79.6%
每股基本盈利	**20.0仙**	11.1仙	+80.2%
每股股息			
中期	**1.5仙**	2.0仙	
建議末期	**3.0仙**	1.5仙	
	4.5仙	3.5仙	+28.6%

	於12月31日		
	2009年 千元	2008年 千元	變動
總資產	**2,542,810**	2,682,846	-5.2%
股東權益	**1,592,775**	1,437,413	+10.8%
每股資產淨值[1]	**1.76元**	1.59元	+10.7%
負債比率[2]	**5.6%**	12.1%	

附註:

1. $\frac{\text{股東權益}}{\text{已發行普通股股數}}$

2. $\frac{\text{借款－現金及現金等價物}}{\text{股東權益}}$

主席報告

本人欣然向各股東呈報，廣南(集團)有限公司(「本公司」)及其附屬公司(「本集團」) 2009年綜合股東應佔溢利為180,724,000港元，較2008年的100,646,000港元大幅增長79.6%。每股基本盈利20.0港仙，較2008年的11.1港仙大幅增長80.2%。

股息

本公司董事會(「董事會」)建議派發2009年度末期股息每股3.0港仙。上述2009年度末期股息，如獲本公司股東於週年大會通過，將於2010年6月28日派發。

回顧

年內，本集團各項業務在鞏固中發展。2009年綜合營業額2,352,103,000港元，較2008年的2,979,868,000港元，減少21.1%。經營溢利221,451,000港元，較2008年的167,287,000港元，增長32.4%。馬口鐵業務和鮮活食品業務均有理想的發展。

2009年，本集團馬口鐵業務進入鞏固期。雖然本集團的原材料採購價格及馬口鐵產品的銷售量和售價均於年初跟隨整體市場需求大幅回落，但已於第2季度開始回穩。隨著下游客戶陸續補充存貨，本集團馬口鐵產品的銷售量亦已恢復至正常水平。通過靈活的市場策略和有效的成本控制，本集團馬口鐵業務的經營溢利取得大幅增長。

鮮活食品業務方面，隨著活豬市場價格較2008年大幅回落，營業額和經營溢利均較2008年回落。本集團透過整個經營隊伍的不斷努力，積極加強與供應商、業界和客戶的溝通，着重提升服務水平，2009年整體輸港活豬市場佔有率繼續維持於40%以上，為本集團帶來較穩定的盈利貢獻。

2009年香港寫字樓的價格普遍回升，本集團錄得投資物業估值收益16,118,000港元，而2008年因受到全球金融海嘯的影響，錄得投資物業估值虧損19,429,000港元。此外，隨著本集團借款金額和借款利率的下降，2009年的融資成本較2008年大幅減少72.8%。

前景

2010年，鑒於全球經濟逐步回暖以及內地繼續保持積極的財政政策和適度寬鬆的貨幣政策，預計國內宏觀經濟將保持持續向好的大趨勢，消費需求有望逐步增加。就馬口鐵行業而言，受益於鼓勵內需政策的拉動，馬口鐵及其下游食品行業的需求也將保持一定的增長。本集團將朝著鞏固提升的目標，馬口鐵業務方面，中山的基板廠將進一步提升基板的品質和產品的附加值，秦皇島的馬口鐵廠將發揮其產能和提升銷量，充分發揮南北兩個馬口鐵生產基地資源共享，優勢互補的聯動效應，並致力開源節流，有效控制成本。鮮活食品業務方面，將積極把握各種發展機遇，致力打造穩固的鮮活食品貿易業務鏈條，確保穩定的盈利貢獻。本集團將繼續以拼搏進取的精神，努力為股東創造更佳價值。

主席
梁江

香港，2010年3月26日

管理層討論及分析

業務回顧

馬口鐵業務

中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)為本公司之全資附屬公司，而本公司持有中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的66%權益，國際知名鋼鐵企業株式會社POSCO(「POSCO」)佔餘下34%。本集團現有年產能共47萬噸馬口鐵和15萬噸基板，其中中山為22萬噸馬口鐵和15萬噸基板，而秦皇島為25萬噸馬口鐵。

2009年，本集團生產馬口鐵268,487噸，較2008年減少11.7%，其中中粵馬口鐵和中粵浦項分別生產174,331噸和94,156噸。另外，中粵馬口鐵的基板廠生產基板105,643噸，較2008年增長5.7%，為其馬口鐵廠提供了穩定的原材料(基板)供應。南北兩廠共銷售285,187噸馬口鐵，較2008年減少2.5%，其中中粵馬口鐵和中粵浦項分別銷售181,709噸和103,478噸。營業額為2,145,267,000港元，比2008年減少22.0%；實現經營溢利153,699,000港元，較2008年增加85,937,000港元，即126.8%。馬口鐵業務對本集團盈利貢獻最大，其營業額佔集團營業額的91.2%；其經營溢利佔集團經營溢利的69.4%。

受到2008年金融海嘯的影響，本集團2009年第1季度的原材料採購價格及馬口鐵產品的銷售量和售價均跟隨整體市場需求大幅回落。直至第2季度起，鋼鐵價格開始回穩，鋼鐵生產商開始提高售價，因此2009年需要作出的存貨降值準備金額較2008年的50,041,000港元大幅減少，預計鋼鐵價格將於未來一段時間仍會波動。隨著下游客戶陸續補充存貨，本集團馬口鐵產品的銷售量亦已恢復至正常水平。本集團馬口鐵業務於年內進入鞏固期，並以「壓低成本、提升質量、緊貼市價、爭取銷量、保障貨款」作為應對危機的基本策略。在拓展銷售方面，採取更緊貼市場價格的定價機制，及提高產品質量和擴闊產品種類，穩住產品銷量，並堅守訂金政策，以確保貨款回收；在節約成本方面，本集團不斷完善招投標制度，不斷拓寬採購渠道，積極降低採購成本；透過全面導入六西格碼(Six Sigma)管理方法，優化工作流程，最大限度地壓減劣質生產成本，提高工作效率，並取得滿意的成績。

鮮活食品業務

廣南行有限公司(「廣南行」)為本公司之全資附屬公司，而廣南行持有廣南生豬貿易有限公司的51%權益。

2009年，鮮活食品業務錄得營業額180,029,000港元，比2008年減少11.6%。實現經營溢利62,440,000港元，比2008年減少14,368,000港元，即18.7%。隨著活豬市場價格較2008年大幅回落，以及因香港政府於2008年7月宣布接受活家禽零售商交還牌照的安排而對活家禽代理業務的影響，鮮活食品業務的營業額和經營溢利均較2008年回落。本集團透過不斷改善硬件配置，完善業務流程，積極加強與供應商、業界和客戶的溝通，提升服務水平，並拓展銷售渠道，整體輸港活豬市場佔有率繼續維持於40%以上，為本集團帶來較穩定的盈利貢獻。目前，本集團從打造穩固的業務鏈條、提升競爭實力出發，正積極與供應商和客戶研究更進一步的合作。

物業租賃業務

本集團之租賃物業主要包括中粵馬口鐵和中粵浦項的工業廠房、員工宿舍及香港的寫字樓物業。年內，中粵馬口鐵已完成與中山市山海實業有限公司的合併，理順了本集團在中山的業務。

2009年，本集團之物業租賃業務錄得收入為26,807,000港元，較2008年增加5.8%。物業租賃業務實現經營溢利17,641,000港元，較2008年增加21.6%。此外，香港寫字樓的價格於2008年第4季度普遍回落後，於2009年跟隨全球資產價格反彈而回升。投資物業估值收益16,118,000港元(2008年：估值虧損19,429,000港元)已計入本集團之綜合損益表內。

聯營公司

本集團的聯營公司黃龍食品工業有限公司(「黃龍」)於2009年的主要產品玉米澱粉銷量430,656噸，較2008年增加7.0%；隨著產品價格較2008年大幅回落，營業額為1,481,193,000港元，較2008年減少2.1%；股東應佔溢利為32,248,000港元，較2008年減少22.8%。

財務狀況

於2009年12月31日，本集團總資產為2,542,810,000港元，而總負債為818,301,000港元，分別較2008年底減少140,036,000港元及314,351,000港元。流動資產淨值由2008年底的479,403,000港元減少至456,595,000港元，而流動比率(流動資產除以流動負債)由2008年年底的1.68增加至1.72。

流動資金及財務資源

於2009年12月31日，集團現金及現金等價物結餘為380,961,000港元(包括已抵押銀行結餘246,018,000港元)，其中相等於270,593,000港元的貨幣為人民幣，相等於45,948,000港元的貨幣為美元，其餘為港元，較2008年年底現金及現金等價物結餘減少11.0%。

於2009年12月31日，本集團之借款包括1)銀行借款共390,940,000港元(2008年：589,564,000港元)，其中零港元(2008年：85,043,000港元)為無抵押，160,000,000港元(2008年：480,000,000港元)以香港的投資物業作抵押，和230,940,000港元(2008年：24,521,000港元)以233,035,000港元(2008年：24,515,000港元)的銀行存款作抵押；2)直接控股公司借款零港元(2008年：10,000,000港元)；3)少數股東借款零港元(2008年：2,940,000港元)；及4)關連公司借款79,560,000港元(2008年：零港元)。本集團有34.0%(2008年：93.8%)的借款是由本公司提供擔保。本集團之借款中有66.0%(2008年：32.8%)須於1年內償還，其餘須於2年(2008年：3年)內償還。所有借款年利率介乎0.28%至2.30%(2008年：0.90%至11.94%)之間。本集團之借貸主要以浮動利率計算，管理層會留意利率變動情況。

於2009年12月31日，本集團的負債比率(即按本集團借款淨額(即借款減現金及現金等價物)除以本公司股權持有人應佔權益總額計算)為5.6%(2008年：12.1%)，比率減少主要是由於本年經營業務產生的現金流入淨額較大。隨著本集團借款金額和借款利率的下降，2009年的融資成本6,784,000港元，較2008年的24,905,000港元大幅減少72.8%。

於2009年12月31日，本集團的銀行信貸總額為433,000,000港元，其中已使用的銀行信貸額為223,340,000港元，尚未動用的銀行信貸額為209,660,000港元。另外，本集團有37.0%的銀行信貸額由本公司提供擔保，並以位於香港的投資物業作抵押品。本集團現時的現金資源及可動用銀行信貸額，加上本集團的經營業務產生穩定的現金流，足以滿足本集團履行其債務責任及業務經營所需。

資本開支

本集團2009年的資本開支為39,440,000港元，較2008年的100,333,000港元大幅減少，主要是由於中粵浦項的馬口鐵廠已於2008年2月投產使用，相關的資本開支大幅減少。預計2010年全年的資本開支將約為64,000,000港元，主要用於中粵馬口鐵的基板廠技術改造項目，以提升基板的品質和產品的附加值，以及用於馬口鐵生產綫的提速改造，以提高馬口鐵的產能。

資產抵押

於2009年12月31日，本集團以賬面總值341,903,000港元(2008年：123,477,000港元)的若干資產作為抵押，以便本集團取得借款及銀行信貸安排。

外匯風險

本集團的業務主要在中國和香港。年內，港幣兑美元的匯率相對穩定，並未對本集團構成重大的外匯風險；至於人民幣兑美元匯率的影響，由於集團大部分之銷售及採購主要以人民幣及美元結算，集團並未面對重大的外匯風險。

就難以預料之匯率波動，本集團將於有需要時使用對沖工具作出對沖。於2009年12月31日，本集團訂立了 30,000,000美元(相等於234,000,000港元)(2008年：3,387,000美元(相等於26,419,000港元))的遠期外匯合同作為對沖外幣借款的外匯風險。此外，於2009年12月31日，本集團訂立了23,000,000美元(相等於179,400,000港元)(2008年：114,240,000港元及33,500,000美元(總金額相等於375,540,000港元))的遠期外匯合同作為對沖與本集團某些國內附屬公司流動資金融資有關的外匯風險。除上述外，其他借款均以相關公司的功能貨幣提取借款。

員工及薪酬政策

截至2009年12月31日止，本集團全職僱員人數共1,093名，比2008年年底減少79名。其中80名在香港及1,013名在中國內地。員工薪酬依據崗位責任大小、工作負荷輕重、勞動技能高低、勞動強度強弱、勞動環境優劣及個人業績表現，按行業的一般市場慣例釐定。2009年，本集團對附屬各公司繼續實行定員、定編和工資總額控制管理，對管理層繼續實行花紅激勵機制，通過對各附屬公司經營業績的考核，以經營淨現金流入及税後利潤為依據，按不同利潤檔次的比例計提花紅，按個人業績考核獎勵發放給管理層、業務骨幹和業績優秀員工，有效地調動了廣大員工的工作積極性。本公司亦採納了購股權計劃，藉此鼓勵優秀的參與者繼續為本集團作出貢獻。

董事簡歷

執行董事

梁江先生，57歲，於2002年1月獲委任為本公司執行董事兼主席，現時亦擔任兩間附屬公司中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)及中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)董事長。彼亦為粵海控股集團有限公司(「香港粵海」)常務董事。於2009年2月，梁先生獲委任為廣東粵海控股有限公司(「粵海控股」)副總經理。香港粵海及粵海控股分別為本公司的直接控股股東及最終控股股東。梁先生畢業於中國華南師範大學。彼持有工商管理碩士學位，曾在中國廣東省湛江市及佛山市政府工作，亦曾任廣東省高明縣縣長、縣委書記及高明市市委書記。梁先生於1997年10月至2000年3月期間擔任粵海地產(集團)有限公司董事長。在加入本公司前，彼曾任粵海資產管理有限公司(「粵海資產」)董事長及廣聯有限公司(「廣聯」)董事長。粵海資產及廣聯均為香港粵海的附屬公司。由於中山市山海實業有限公司(「山海實業」)已於2009年年底被中粵馬口鐵吸收合併，因此梁先生不再為山海實業之董事長。

譚云標先生，45歲，於2004年2月獲委任為本公司執行董事兼總經理。譚先生於中國華南農業大學畢業，於1984年至1988年期間在中國中山市政府工作。譚先生於1988年起加入山海實業及中粵馬口鐵，於1997年擢升為董事兼副總經理，並於2001年起擔任該兩間公司董事兼總經理。由於山海實業已於2009年年底被中粵馬口鐵吸收合併，因此譚先生不再為山海實業之董事兼總經理。此外，彼現時亦擔任中粵浦項的董事。

宋咸權先生，36歲，於2008年4月獲委任為本公司執行董事兼財務總監。彼亦於2008年6月至2009年4月擔任本公司之公司秘書。宋先生畢業於香港大學，持有工商管理學士學位，在核數、會計和企業重組等方面擁有豐富經驗。彼為香港會計師公會和英國特許公認會計師公會資深會員，亦為香港特許秘書公會和英國特許秘書及行政人員公會資深會員。宋先生曾於一間主要國際會計師行任職逾10年。在加入本公司前，宋先生擔任粵海投資有限公司(「粵海投資」)助理財務總監。

非執行董事

黃小峰先生，51歲，於2008年10月獲委任為本公司非執行董事。黃先生畢業於中國華南師範大學，持有歷史學學士學位。彼亦持有中國中山大學公共行政管理碩士學位。黃先生於1987年至1999年期間在廣東省委辦公廳曾擔任不同職務。1999年至2003年先後任中國廣州市委辦公廳副主任及中國廣州市委副秘書長。2003年至2008年先後任廣東省政府辦公廳副主任及廣東省政府副秘書長。黃先生於2008年4月獲委任為粵海控股董事及副總經理，之後再獲委任為香港粵海常務董事及副總經理，並於2009年2月出任為粵海控股及香港粵海總經理。彼亦於2008年6月及10月分別獲委任為粵海投資及Kingway Brewery Holdings Limited(金威啤酒集團有限公司)(「金威啤酒」)非執行董事。粵海投資及金威啤酒均為本公司之同系附屬公司。粵海投資及金威啤酒之普通股於香港聯合交易所有限公司上市。

羅蕃郁先生，54歲，於2000年5月獲委任為本公司非執行董事，現為香港粵海董事及金威啤酒非執行董事，曾擔任本公司的同系附屬公司粵海制革有限公司非執行董事。羅先生於1987年加入粵海企業(集團)有限公司(「粵海企業」)，負責法律事務。在加入粵海企業以前，彼曾任廣東省高級人民法院經濟審判庭審判員及副庭長。羅先生畢業於中國中山大學經濟系。

侯卓冰小姐，49歲，於2006年8月獲委任為本公司非執行董事，現時亦擔任中粵浦項的董事。彼於2000年5月至2002年7月期間曾出任本公司非執行董事。侯小姐畢業於中國暨南大學國際金融系，並持有澳洲梅鐸大學工商管理碩士學位。侯小姐熟悉資金管理，曾在廣州國際信托投資有限公司開發區分公司工作。侯小姐於1988年加入粵海企業財務部，於2000年8月至2002年7月曾擔任香港粵海財務部總經理。其後，侯小姐出任廣東天河城(集團)股份有限公司董事兼財務總監，直至2006年7月起分別出任粵海控股及香港粵海財務部總經理。

獨立非執行董事

Gerard Joseph McMAHON先生，66歲，於1999年6月獲委任為本公司獨立非執行董事。直至1996年年底，彼擔任證券及期貨事務監察委員會(「證監會」)的執行董事及委員、香港收購及合併小組成員及香港公司法改革常務委員會之證監會代表。McMahon先生為香港大律師，自1997年起，先後擔任香港、印尼及澳洲多間上市公司的非執行董事。彼於2000年4月7日起獲委任為Oriental Technologies Investment Limited之董事長及審核委員會主席。該公司在澳洲證券交易所上市。

譚惠珠小姐，*金紫荊星章，太平紳士，榮譽法學博士、法學學士(榮譽)、大律師*，64歲，於1999年6月獲委任為本公司獨立非執行董事。譚小姐亦擔任其他七間香港上市公司的非執行董事，分別為永安國際有限公司、五礦建設有限公司、中石化冠德控股有限公司、北京同仁堂科技發展股份有限公司、莎莎國際控股有限公司，泰山石化集團有限公司及玖龍紙業(控股)有限公司。其公職包括中華人民共和國全國人民代表大會常務委員會轄下香港特別行政區基本法委員會委員及中華人民共和國全國人民代表大會香港特別行政區代表。譚小姐亦於2010年1月1日起為廉政公署審查貪污舉報諮詢委員會委員及廉政公署保護證人覆核委員會小組成員。

李嘉強先生，56歲，於1999年6月獲委任為本公司獨立非執行董事。彼現為一間管理服務公司之總裁，曾任法國巴黎百富勤融資有限公司董事副總經理、投資分析員及萬國寶通集團香港投資研究部主管。李先生亦曾出任香港若干間上市公司之執行董事及財務總監。

高級管理人員

本公司執行董事梁江先生、譚云標先生及宋咸權先生為本公司之高級管理人員。

董事會報告

廣南(集團)有限公司(「本公司」)董事(「董事」)欣然提呈彼等之報告連同本公司及其附屬公司(「本集團」)截至2009年12月31日止年度之經審核財務報表。

主要業務

本公司主要從事投資控股。本公司之附屬公司主要從事製造及銷售馬口鐵及相關產品、物業租賃、鮮活食品代理與經銷及食品貿易。本集團主要在香港及中國內地經營業務。

年內，本集團按主要業務之營業額分析，以及按業務和地區分類之經營業績分析，分別載於財務報表附註3及12。

業績及股息

本集團截至2009年12月31日止年度之綜合業績以及本公司及本集團於該日之財政狀況載列於財務報表第40至127頁。

中期股息每股1.5港仙(2008年：2.0港仙)已於2009年10月28日派發，董事建議就截至2009年12月31日止年度派發末期股息每股3.0港仙(2008年：1.5港仙)。

建議之末期股息(如在本公司2010年股東週年大會上獲得通過)預期將於2010年6月28日派付予於2010年5月28日名列於本公司股東名冊之股東。

固定資產

本集團及本公司固定資產於年內之變動詳情分別載列於財務報表附註13(a)及13(b)。

主要附屬公司及聯營公司

本公司各主要附屬公司及聯營公司於2009年12月31日之詳情分別載列於財務報表附註36及38。

借貸及利息資本化

本集團及本公司之借貸詳情載列於財務報表附註23。年內本集團沒有將利息開支資本化(2008年：981,000港元)。

股本

本公司之股本詳情載列於財務報表附註25(b)。

儲備

股東應佔溢利180,724,000港元(2008年：100,646,000港元)已轉撥儲備。年內本集團及本公司之儲備變動分別載列於綜合權益變動表及財務報表附註25(a)。

退休福利計劃

本集團之退休福利計劃詳情載列於財務報表附註29。

主要客戶及供應商

截至2009年12月31日止年度向最大客戶之銷售額佔本集團總銷售額20.9%，而向首五大客戶之銷售額合共佔本集團全年總銷售額30.4%。

截至2009年12月31日止年度向最大供應商之採購額佔本集團總採購額(不包括具資本性質之採購)44.6%，而向首五大供應商之採購額合共佔本集團全年總採購額89.3%。

本集團最大客戶及供應商為株式會社POSCO(「POSCO」)及其附屬公司。POSCO為中粵浦項(秦皇島)馬口鐵工業有限公司(本集團擁有66%權益的附屬公司)的少數股東，進一步詳情載列於第128及129頁「根據香港聯合交易所有限公司證券上市規則披露之交易」內的第1項。

於年內任何時間，本公司董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上者)概無於該等主要客戶及供應商中擁有任何權益。

慈善捐款

年內，本集團沒有作慈善用途之捐款(2008年：112,000港元)。

投資物業

本公司之主要投資物業詳情載列於第130頁。

財務概要

本集團截至2009年12月31日止過去五個年度之業績、資產及負債概要載列於第131及132頁。

董事

年內及截至本報告日期止，本公司之董事為：

執行董事

梁江
李力(*於2009年6月5日辭任*)
譚云標
宋咸權

非執行董事

黃小峰
羅蓄郁
侯卓冰

獨立非執行董事

Gerard Joseph McMAHON
譚惠珠
李嘉強

退任及重選之董事

根據本公司之組織章程細則第101條，宋咸權先生、侯卓冰小姐及譚惠珠小姐將於應屆股東週年大會上輪值退任，彼等符合資格並願膺選連任。

董事於股份、相關股份及債券之權益及淡倉

於2009年12月31日，本公司董事及最高行政人員於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券的權益及淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及香港聯合交易所有限公司(「聯交所」)(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有之權益及淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置的登記冊中；或(iii)根據於聯交所證券上市規則(「上市規則」)附錄十所載的《上市公司董事進行證券交易的標準守則》(「標準守則」)知會本公司及聯交所如下：

於本公司之權益及淡倉

(A) 於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數目	好倉／淡倉	持有權益百分比約數
				(附註)
梁江	個人	480,000	好倉	0.053%
Gerard Joseph McMahon	個人	100,000	好倉	0.011%
譚惠珠	個人	200,000	好倉	0.022%

附註： 持有權益百分比約數乃按於2009年12月31日本公司之已發行股份905,723,285股普通股為計算基準。

(B) 於普通股購股權之權益(好倉)

(i) 於2001年8月24日及2004年6月11日採納之股票期權計劃(「2001年及2004年股票期權計劃」)

董事姓名	購股權數目					購股權授出日期#	授出購股權之總代價	購股權行使期(包括首尾兩日)##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於年內授出	於年內行使	於年內註銷/失效	於2009年12月31日						
						(日.月.年)	港元	(日.月.年)	港元(每股)	港元(每股)	港元(每股)
梁江	2,000,000	-	-	-	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	-
譚云標	1,500,000	-	-	1,500,000	-	06.02.2004###	10	06.05.2004至05.05.2009	1.582	0.155	-
	2,000,000	-	-	-	2,000,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	-
瞿蓄郁	200,000	-	-	-	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	-
Gerard Joseph McMahon	200,000	-	-	-	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	-
李嘉強	200,000	-	-	-	200,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	-

有關上述根據2001年及2004年股票期權計劃授出的購股權之附註:

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

\## *倘任何購股權行使期的最後一日並非香港營業日,購股權行使期將於該日前之營業日的營業時間結束時終止。*

\### *於2004年2月6日授出但尚未獲行使的購股權數目及行使價格已因應本公司於2005年12月19日生效的普通股股份合併而作出調整。*

(ii) 於2008年12月29日採納之股票期權計劃(「2008年股票期權計劃」)

董事姓名	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於年內授出	於年內行使	於年內註銷/失效	於2009年12月31日					
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
梁江	2,150,000	-	-	-	2,150,000	30.12.2008	-	0.75	0.74	-
譚云標	1,200,000	-	-	-	1,200,000	30.12.2008	-	0.75	0.74	-
侯卓冰	1,000,000	-	-	-	1,000,000	30.12.2008	-	0.75	0.74	-
宋咸權	900,000	-	-	-	900,000	30.12.2008	-	0.75	0.74	-

有關上述根據2008年股票期權計劃授出的購股權之附註：

(a) *所有購股權之購股權期限為自授出日期起計5.5年內有效。*

(b) *任何購股權只於已歸屬後在購股權期限內行使。*

(c) *以下為購股權之一般歸屬比例：*

日期	歸屬比例
授出購股權日期後兩年當日	40%
授出購股權日期後三年當日	30%
授出購股權日期後四年當日	10%
授出購股權日期後五年當日	20%

(d) *購股權的歸屬亦取決於能否達成董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。*

(e) *以下為購股權之離職者歸屬比例，此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比)：*

事件發生日期	歸屬比例
授出購股權日期後四個月當日或之前	0%
授出購股權日期後四個月後當日但於一年當日或之前	10%
授出購股權日期後一年後當日或之後但於兩年當日之前	25%
授出購股權日期後兩年當日或之後但於三年當日之前	40%
授出購股權日期後三年當日或之後但於四年當日之前	70%
授出購股權日期後四年當日或之後	80% 餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績

(iii) 年內未行使之購股權的變動表之附註：

* *如進行供股或派發紅股或本公司股本有其他類似變動，購股權之行使價須予調整。*

** *本公司普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。*

本公司普通股於「緊接行使日期前」所披露之價格指每位董事或所有其他參與者行使購股權前一天股份在聯交所之加權平均收市價。

於粵海投資有限公司的權益及淡倉

(A) 於普通股的權益

董事姓名	權益類別／權益性質	持有普通股數	好倉／淡倉	持有權益百分比約數
				(附註)
侯卓冰	個人	32,000	好倉	0.001%

附註： 持有權益百分比約數乃按於2009年12月31日粵海投資有限公司(「粵海投資」)之已發行股份6,213,438,071股普通股為計算基準。

(B) 於普通股購股權之權益(好倉)

董事姓名	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價[Δ]	緊接授出日期前之普通股價格[ΔΔ]	緊接行使日期前之普通股價格[ΔΔ]
	於2009年1月1日	於年內授出	於年內行使	於年內註銷／失效	於2009年12月31日					
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
黃小峰	5,700,000	-	-	-	5,700,000	24.10.2008	-	1.88	1.73	-

有關上述根據粵海投資於2008年10月24日採納之股票期權計劃授出的購股權之附註：

(a) 所有購股權之購股權期限為自授出日期起計5.5年內有效。

(b) 任何購股權只於已歸屬後在購股權期限內行使。

(c) 以下為購股權之一般歸屬比例:

日期	歸屬比例
授出購股權日期後兩年當日	40%
授出購股權日期後三年當日	30%
授出購股權日期後四年當日	10%
授出購股權日期後五年當日	20%

(d) 購股權的歸屬亦取決於能否達成粵海投資之董事會在授出購股權時所決定及於授出要約內列明的有關表現目標。

(e) *以下為購股權之離職者歸屬比例,此歸屬比例適用於承授人於某些特殊情況下不再為合資格人士(減去根據一般歸屬比例已歸屬或已失效之百分比):*

事件發生日期	***歸屬比例***
授出購股權日期後四個月當日或之前	*0%*
授出購股權日期後四個月後當日但於一年當日或之前	*10%*
授出購股權日期後一年後當日或之後但於兩年當日之前	*25%*
授出購股權日期後兩年當日或之後但於三年當日之前	*40%*
授出購股權日期後三年當日或之後但於四年當日之前	*70%*
授出購股權日期後四年當日或之後	*80%* *餘下20%的歸屬亦取決於該四年在整體績效考核中取得合格成績*

Δ *如進行供股或派發紅股或粵海投資之股本有其他類似變動,購股權之行使價須予調整。*

ΔΔ *粵海投資之普通股於「緊接授出日期前」所披露之價格指購股權授出日期前一營業日股份在聯交所之收市價。*

粵海投資之普通股於「緊接行使日期前」所披露之價格指每位董事或所有其他參與者行使購股權前一天股份在聯交所之加權平均收市價。

於金威啤酒集團有限公司的權益及淡倉

於普通股的權益

董事姓名	**權益類別/權益性質**	**持有普通股數目**	**好倉/淡倉**	**持有權益百分比約數**
				(附註)
羅蕃郁	個人	86,444	好倉	0.005%

附註: 持有權益百分比約數乃按於2009年12月31日金威啤酒集團有限公司之已發行股份1,711,536,850股普通股為計算基準。

於粵海制革有限公司的權益及淡倉

於普通股的權益

董事姓名	**權益類別/權益性質**	**持有普通股數目**	**好倉/淡倉**	**持有權益百分比約數**
				(附註)
羅蕃郁	個人	70,000	好倉	0.013%

附註: 持有權益百分比約數乃按於2009年12月31日粵海制革有限公司之已發行股份537,619,000股普通股為計算基準。

除上文所披露者及由董事以信託人身份代本公司持有本公司之附屬公司若干代名人股份外，於2009年12月31日，本公司董事或最高行政人員概無於本公司及其相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份或債券中擁有任何權益或淡倉而須(i)根據證券及期貨條例第XV部第7及8分部知會本公司及聯交所(包括根據證券及期貨條例董事及最高行政人員被當作或視為擁有之權益及淡倉)；(ii)根據證券及期貨條例第352條載入本公司存置之登記冊中；或(iii)根據標準守則知會本公司及聯交所。

本公司之股票期權計劃

於2004年6月11日，本公司採納2004年股票期權計劃及終止2001年股票期權計劃。在終止2001年股票期權計劃前已授出的購股權仍然有效直至失效為止。

於2008年12月29日，本公司終止2004年股票期權計劃，並採納2008年股票期權計劃。於2004年股票期權計劃終止後，將不再授出購股權，惟其任何條文仍然全面有效，在2004年股票期權計劃終止前已授出的所有現有購股權應繼續有效，並可根據2004年股票期權計劃行使。

2001年股票期權計劃

根據2001年股票期權計劃，該計劃之購股權之行使價乃由董事酌情釐定，惟不可低於以下所述之較高者：(i)本公司股份之面值；及(ii)股份緊接購股權授出該日前連續5個交易日於聯交所報價表所載之平均每股收市價80%。

根據2001年股票期權計劃，董事獲授權酌情邀請本公司及其附屬公司之全職僱員(包括執行董事惟不包括非執行董事)認購購股權以認購本公司股份。根據2001年股票期權計劃授出之購股權可由購股權承授人於授出日期起計21日內以書面接納及向本公司支付10港元總代價。根據2001年股票期權計劃授出之購股權可於緊隨授出日期後3個月期屆滿日之營業日起計5年期內行使，並於該5年期之最後一個營業日之營業時間結束時屆滿。

2004年股票期權計劃

本公司設立2004年股票期權計劃之目的在於讓本公司設立具有與目前慣例可資比較之條款之新計劃，以招聘及挽留優秀之僱員長遠地為本集團服務，並且與其顧問、專業顧問、貨品或服務之供應商及客戶維持良好關係，以及吸納對本集團有價值之人材。2004年股票期權計劃之合資格參與者包括董事(包括非執行董事及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務供應商、本集團之客戶及本集團之主要股東。除非另行終止或修訂，2004年股票期權計劃之有效期由2004年6月25日起計10年內有效。

因根據2004年股票期權計劃及本公司任何其他股票期權計劃已授出及尚未授出之所有尚未行使購股權獲行使而發行之股份數目最高不得超過其不時已發行股份之30%。因根據2004年股票期權計劃及本公司任何其他股票期權計劃將授出之購股權獲行使而發行之股份總數合計不得超過本公司於採納2004年股票期權計劃日期已發行股份之10%,但本公司可尋求股東於股東大會批准更新2004年股票期權計劃之10%限額。

於授出日期前12個月期間內已授予及將授予任何一位合資格參與者之購股權(包括已行使及尚未行使之購股權)獲行使而已發行及將發行之股份總數不得超過本公司於授出日期已發行股份之1%。如進一步授出超過該限額之購股權須獲股東於本公司股東大會批准。

根據2004年股票期權計劃授出之購股權可於授出日期起計14日內接納,承授人須支付代價1港元。購股權之行使期由董事決定,於一段歸屬期過後展開,並於授出購股權日期起計不超過10年之日終止。

購股權之行使價由董事釐定,惟最少必須為以下之最高者:(i)本公司股份在授出購股權日(該日必須是營業日)根據聯交所每日報價表之收市價;(ii)本公司股份在緊接授出購股權日期前5個交易日根據聯交所每日報價表之平均收市價;及(iii)本公司股份之面值。

年內,根據2001年股票期權計劃,有1,500,000份購股權已告失效,並無購股權被註銷或獲行使。

年內,根據2004年股票期權計劃,並無購股權失效、被註銷或獲行使。

截至2009年12月31日,本公司尚未行使的購股權可根據2004年股票期權計劃認購5,050,000股本公司普通股股份,佔當日本公司之已發行股份約0.558%。

2008年股票期權計劃

2008年股票期權計劃旨在激勵經選定的僱員、行政人員及董事為本集團作出貢獻,並為本公司提供靈活途徑,以挽留、激勵、獎勵、酬賞、補償該等僱員、行政人員及董事及/或向該等僱員、行政人員及董事提供福利,或作本公司董事會(「董事會」)可能不時批准之其他用途。2008年股票期權計劃的合資格人士包括本集團成員公司之僱員、行政人員或董事。除非另行終止或修訂,2008年股票期權計劃之有效期由2008年12月29日起計10年內有效。

於行使根據2008年股票期權計劃及本公司任何其他計劃授出之所有購股權(不包括任何已失效之購股權)時,可發行之普通股股份總數合共不得超過於採納2008年股票期權計劃當日本公司已發行普通股股份之10%。

於截至購股權要約日期(包括該日)止12個月期間內，根據2008年股票期權計劃已授予及將授予每一位合資格人士之購股權(包括已行使及尚未行使之購股權)獲行使，而已發行及將發行之普通股股份總數不得超過該要約日期已發行普通股股份之1%。根據2008年股票期權計劃進一步授出超過限額之購股權須獲股東於本公司股東大會批准。

根據2008年股票期權計劃向董事或本公司最高行政人員或彼等各自之聯繫人士授出購股權，均須獲本公司之獨立非執行董事批准。此外，倘向本公司獨立非執行董事或彼等各自之任何聯繫人士授出購股權，而導致因行使於截至有關授出日期(包括該日)止12個月期間內根據2008年股票期權計劃已經或將會向該名人士授出之所有購股權(包括已行使、已註銷或未行使之購股權)而已發行或將發行之普通股股份：(i)合共佔已發行普通股股份0.1%以上；及(ii)總值超過5,000,000港元(根據授出日期普通股股份之收市價計算)，董事會授出該等購股權必須獲股東在股東大會上批准。

承授人可於董事會規定之期間內接納2008年股票期權計劃之購股權授出要約，惟不可遲於該要約日期起計的14日內。所有購股權根據2008年股票期權計劃於授出時為未歸屬購股權，而倘承授人繼續為合資格人士，未歸屬購股權將根據有關授出要約列明的歸屬時間表歸屬於承授人。根據2008年股票期權計劃及有關購股權授出要約的規則，已歸屬購股權可根據規則之條款於董事會釐定及通知各承授人的期間內任何時間行使，該期間可於購股權授出日期起計兩年當日開始，惟無論如何將不遲於上述授出日期起計10年結束。任何購股權根據2008年股票期權計劃之行使可能會取決於能否達成表現目標，而董事會可於授出相關購股權時根據個別情況全權酌情決定有關表現目標，並於該購股權之授出要約內列明。

2008年股票期權計劃之購股權行使價將由董事會釐定，惟不得低於下列最高者：(i)普通股股份於授出日期按聯交所每日報價表所報之收市價；(ii)普通股股份在緊接授出日期前5個營業日按聯交所每日報價表所報之平均收市價；及(iii)普通股股份面值。

尚未行使之購股權將不能享有任何股息(包括於本公司清盤時作出之分派)，亦不可行使任何投票權。

截至2009年12月31日止年度內，根據2008年股票期權計劃，有1,080,000份購股權已告失效及有120,000份購股權獲行使，本公司並無購股權被註銷，亦無授出購股權。

於2009年12月31日，根據2008年股票期權計劃本公司有7,850,000股購股權仍未行使，佔當日已發行普通股股份約0.867%。在現時本公司資本架構下，未行使的購股權若全部行使，將導致額外發行7,850,000股普通股，增加股本3,925,000港元及股份溢價1,962,500港元(扣除發行開支前)。

因根據2008年股票期權計劃行使未授出的購股權而可能發行之普通股股份數目為74,960,328(根據2004年股票期權計劃和2008年股票期權計劃已授出但未行使之購股權的普通股不計算在內)，佔本公司於本報告日期之已發行普通股股份的8.28%。

於2009年12月31日，除載於第17及18頁「於普通股購股權之權益(好倉)」所披露者外，本公司若干僱員及其他參與者擁有根據2004年股票期權計劃和2008年股票期權計劃授出之以下權益可認購本公司股份。各份購股權均賦予持有人權利可認購一股本公司每股面值0.5港元之股份。有關進一步詳情載於財務報表附註24。

(i) 2004年股票期權計劃

類別	購股權數目					購股權授出日期#	授出購股權之總代價	購股權行使期(包括首尾兩日)##	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於年內授出	於年內行使	於年內註銷/失效	於2009年12月31日						
						(日.月.年)	港元	(日.月.年)	港元(每股)	港元(每股)	港元(每股)
僱員	450,000	-	-	-	450,000	09.03.2006	1	09.06.2006至08.03.2016	1.660	1.610	-

有關上述根據2004年股票期權計劃授出的購股權之附註：

\# *購股權之歸屬期由授出購股權之日起直至行使期開始為止或承授人於本公司或其附屬公司擔任全職僱員滿半年之日為止(以較後者為準)。*

\## *倘任何購股權行使期的最後一日並非香港營業日，購股權行使期將於緊接該日前之營業日的營業時間結束時終止。*

(ii) 2008年股票期權計劃

類別	購股權數目					購股權授出日期	授出購股權之總代價	購股權行使價*	緊接授出日期前之普通股價格**	緊接行使日期前之普通股價格**
	於2009年1月1日	於年內授出	於年內行使	於年內註銷/失效	於2009年12月31日					
						(日.月.年)	港元	港元(每股)	港元(每股)	港元(每股)
僱員	2,600,000	-	-	-	2,600,000	30.12.2008	-	0.75	0.74	-
其他參與者	1,200,000	-	120,000	1,080,000	-	30.12.2008	-	0.75	0.74	1.01

2008年股票期權計劃之附註載於本報告第18頁「董事於股份、相關股份及債券之權益及淡倉」一節中「有關上述根據2008年股票期權計劃授出的購股權之附註」。

(iii) 按2004年股票期權計劃和2008年股票期權計劃，年內未行使之購股權的變動表之附註載於本報告第18頁「董事於股份、相關股份及債券之權益及淡倉」一節中「(iii)年內未行使之購股權的變動表之附註」。

購買股份或債券之安排

除董事持有之購股權外，於年內之任何時間，本公司或任何其附屬公司、其控股公司或其控股公司之一間附屬公司概無參與任何安排，藉以透過收購本公司或任何其他法人團體之股份或債券而使董事取得利益。

董事在重大合約中之權益

於本年度結束時或年內任何時間，董事概無在本公司或其任何附屬公司、其控股公司或其控股公司之一間附屬公司作為一方之重大合約中直接或間接擁有重大權益。

董事於競爭性業務之權益

於2009年12月31日，董事黃小峰先生亦為廣東粵海控股有限公司(「粵海控股」)及粵海控股集團有限公司(「香港粵海」)之董事。董事梁江先生及羅蕃郁先生亦為香港粵海之董事。香港粵海為粵海控股之全資附屬公司。粵海控股及其附屬公司(本集團除外)(「粵海控股集團」)擁有多元化之業務權益，其中包括物業租賃。粵海控股集團及本集團均從事物業租賃業務。然而，董事並不認為粵海控股集團之業務在任何重大方面與本集團之業務存在任何直接或間接之競爭。

董事之服務合約

於即將舉行之股東週年大會上膺選連任之董事概無與本公司或其任何附屬公司訂立不可於一年內由僱用公司終止而毋須作出賠償(法定賠償除外)之服務合約。

根據香港聯合交易所有限公司證券上市規則披露之交易

根據上市規則所披露之交易詳情載於第128及129頁。

主要股東

於2009年12月31日，就本公司任何董事或最高行政人員所知，以下人士(本公司董事或最高行政人員除外)於本公司股份或相關股份中擁有或被當作或視為擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中之權益或淡倉：

股東名稱	實益持有之普通股數目	好倉／淡倉	佔已發行股本概約百分比
廣東粵海控股有限公司(「粵海控股」)*(附註)*	537,198,868	好倉	59.31%
粵海控股集團有限公司(「香港粵海」)	537,198,868	好倉	59.31%

附註：粵海控股於本公司之應佔權益乃透過其於香港粵海之100%直接權益持有。

除上文所披露者外，於2009年12月31日，概無任何人士(本公司董事或最高行政人員除外)知會本公司其於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露或根據證券及期貨條例第336條載入本公司存置之登記冊中之權益或淡倉。

與控股股東或其附屬公司簽訂之重大合約

除了在第128及129頁「根據香港聯合交易所有限公司證券上市規則披露之交易」一節所披露者外，本公司或附屬公司與香港粵海(本公司之控股股東)及其附屬公司已簽訂下列重大合約。

於2002年3月25日，本公司之全資附屬公司中粵材料有限公司與香港粵海之全資附屬公司Richway Resources Limited(「Richway」)就Richway提供一筆人民幣50,000,000元之貸款訂立了一份貸款協議。該筆貸款為無抵押、免息及沒有指定還款期。於2009年12月31日，尚未償還金額為人民幣25,000,000元。

於2007年4月11日，本公司與香港粵海訂立借款協議，據此，香港粵海同意提供不超過200,000,000港元之借款予本公司，該筆借款乃按一般(或更佳)的商業條款借出及無抵押，並於2008年12月31日期滿。於2007年，本公司向香港粵海借款21,216,000港元。本公司已於2008年12月還款11,216,000港元，並與香港粵海於2008年12月22日訂立了協議為10,000,000港元貸款展期。本公司已於2009年6月償還餘下10,000,000港元。有關進一步詳情載於財務報表附註23(b)。

購買、出售或贖回上市證券

年內，本公司及其任何附屬公司概無購買、出售或贖回本公司任何上市證券。

公眾持股量

於本報告日期為止，根據本公司可取得之公開資料及據董事所知，本公司已維持根據上市規則所規定之公眾持股量。

審閱年度業績

本集團截至2009年12月31日止年度之業績，已由本公司之審核委員會審閱。

核數師

畢馬威會計師事務所任滿告退，惟符合資格及願意接受續聘。本公司將於即將舉行之股東週年大會上提呈決議案續聘畢馬威會計師事務所為本公司核數師。本公司在過去三年內任何一年，並無更換核數師。

承董事會命

主席
梁江

香港，2010年3月26日

企業管治報告

本集團明白達致及監察高水平的企業管治之重要性，以配合其業務需求和規定以及符合所有利益相關者的最佳利益，並且致力進行有關工作。同時，本集團視執行香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四所載之《企業管治常規守則》(「企業管治守則」)為目標。

本公司之董事(「董事」)認為，本公司於截至2009年12月31日止年度已遵守企業管治守則之條文。

董事進行之證券交易

本公司採納上市規則附錄十所載之《上市公司董事進行證券交易的標準守則》(「標準守則」)作為董事進行證券交易之操守守則。經本公司向所有董事作出具體查詢之後，所有董事確認彼等於截至2009年12月31日止年內一直遵照標準守則所載之規定標準。

董事會

於2009年12月31日，董事會由三位執行董事(梁江先生、譚云標先生及宋咸權先生)、三位非執行董事(黃小峰先生、羅蕃郁先生及侯卓冰小姐)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。李力先生於2009年6月5日辭任執行董事兼副主席。

董事會負責領導及控制本公司，並監察本集團之業務、決策及表現。董事會授權管理層權力及責任以管理本集團之日常事務。董事具體授權管理層處理重大企業事宜，包括編製中期報告、年報及公告予董事會於刊發前批准、實施董事會採納之商業策略及措施、推行妥善內部監控及風險管理程序，以及遵守有關法定及監管規定、規則與規例。

董事會每季最少召開會議一次，並在需要董事會決定重大事宜的其他情況下再召開會議。於截至2009年12月31日止年度，董事會合共舉行五次會議。

於截至2009年12月31日止年度，董事在董事會、薪酬委員會、提名委員會及審核委員會會議的出席率詳情載列如下：

	董事會	薪酬委員會	提名委員會	審核委員會
執行董事				
梁江	5/5		1/1	
李力*(於2009年6月5日辭任)*	1/1			
譚云標	5/5			
宋咸權	5/5			
非執行董事				
黃小峰	3/5			
羅蕃郁	5/5			
侯卓冰	5/5			
獨立非執行董事				
Gerard Joseph McMahon	5/5	3/3	1/1	6/6
譚惠珠	5/5	3/3	1/1	6/6
李嘉強	5/5	3/3	1/1	6/6

根據上市規則第3.13條，本公司已收到三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)的獨立性確認函。董事會及提名委員會已評定彼等的獨立性，並認為所有獨立非執行董事均屬上市規則所界定之獨立人士。

董事會成員之間在財務、業務、家族或其他重大／相關事宜上並無關係。董事會架構平衡，亦確保整個董事會擁有強穩之獨立性。董事簡歷載於年報第10至12頁，當中載列各董事各方面的才能、專業知識、經驗及資格。

主席及總經理

主席為梁江先生，而總經理則為譚云標先生。彼等的職責已清楚界定及分開以維持獨立性及適當的約制及平衡。梁江先生作為主席，具有執行責任，領導董事會，使董事會在履行其職責時能正確及有效地運作。而譚云標先生作為總經理，須就全面執行本公司之決策及協調整體業務經營向董事會負責。

非執行董事

所有被委任以填補空缺或增加為現有董事會成員的董事(包括非執行董事),其任期均以其委任後的首次股東大會止,並有資格獲重選。此外,本公司各非執行董事均有特定任期,並於(i)該名董事獲委任或膺選後第三年之本公司股東週年大會結束時或(ii)該名董事獲委任或膺選後第三年,規定公司舉行股東週年大會之期限屆滿時(以較早者為準)屆滿,及在任何情況下,可根據本公司之組織章程細則及/或適用之法規提前終止。

董事之薪酬

本公司於1999年成立薪酬委員會。薪酬委員會之職權及職責如下:

職權

1. 薪酬委員會獲董事會授權向本公司之任何高級職員或僱員索取其所需的任何資料,而所有高級職員及僱員已接獲指示應對薪酬委員會的任何要求予以合作。

2. 薪酬委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見,如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 薪酬委員會應就其他執行董事的薪酬建議諮詢主席及/或總經理,如認為有需要,亦可索取專業意見。

2. 就本公司董事及高級管理人員的全體薪酬政策及架構,及就設立正規而具透明度的程式制訂此等薪酬政策,向董事會提出建議。

3. 獲董事會轉授以下職責,即釐定全體執行董事及高級管理人員的特定薪酬待遇,包括非金錢利益、退休金權利及賠償金額(包括喪失或終止職務或委任的賠償),並就非執行董事的薪酬向董事會提出建議。薪酬委員會應考慮的因素包括同類公司支付的薪酬、董事須付出的時間及董事職責、集團內其他職位的僱用條件及是否應該按表現釐定薪酬等。

4. 透過參照董事會不時通過的公司目標,檢討及批准按表現而釐定的薪酬。

5. 檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；若未能按有關合約條款釐定，賠償亦須公平合理，不會對本公司造成過重負擔。

6. 檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；若未能按有關合約條款釐定，有關賠償亦須合理適當。

7. 向董事會推薦關於本集團員工及／或僱員的購股權或激勵計劃或類同，或其他同享利潤的安排，作為管理層或其他員工正常薪金及花紅以外的獎償。

8. 監管有關管理及關乎公司退休金或公積金的政策。

9. 確保任何董事或其任何聯繫人不得自行釐定薪酬。

10. 就薪酬委員會職權範圍所載的事宜向董事會滙報，以及適時及每年不少於一次向董事會滙報有關其工作(包括其決定及建議)。

薪酬委員會由三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。李嘉強先生為薪酬委員會主席。

薪酬委員會須每年至少召開兩次會議。於截至2009年12月31日止年度，薪酬委員會舉行三次會議討論本公司執行董事及管理層之年度薪酬及花紅。

董事酬金的詳情載於財務報表附註7。

提名董事

本公司於2005年成立提名委員會。提名委員會負責物色合適及合資格人選成為董事會成員，並就董事委任及重新委任向董事會提出推薦建議。董事會負責考慮及批准委任董事，務求委任具備相關專業及經驗的合適人士加入董事會，進一步令董事會強大及多元化，藉著各成員的持續參與和貢獻繼續發揮董事會的效能。

提名委員會之職權及職責如下：

職權

1. 提名委員會獲董事會授權向本公司之任何高級職員或僱員索取其所需的任何資料，而所有高級職員及僱員已接獲指示應對提名委員會的任何要求予以合作。

2. 提名委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 定期檢討董事會的架構、人數及組成(包括技能、知識及經驗方面)，並就任何擬作出的變動向董事會提出建議。

2. 物色具備合適資格可擔任董事的人士，並挑選或提名有關人士出任董事或就此向董事會提供意見。

3. 參照上市規則的要求，評核獨立非執行董事的獨立性。

4. 就董事委任或重新委任以及董事(尤其是主席及總經理)繼任計劃的有關事宜向董事會提出建議。

5. 就提名委員會職權範圍所載的事宜向董事會滙報，以及適時及每年不少於一次向董事會滙報有關其工作(包括其決定及建議)。

提名委員會由主席(梁江先生)及三位獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。梁江先生為提名委員會主席。

提名委員會須每年至少召開一次會議。於截至2009年12月31日止年度，提名委員會舉行一次會議考慮董事會的架構、規模及組成，並就董事委任或重新委任考慮、提名和建議合適的人選。

核數師酬金

本公司核數師畢馬威會計師事務所就截至2009年12月31日止年度所提供服務之酬金載列如下：

已提供服務	費用
	千港元
審核全年業績	2,300
審閱中期業績	600
審閱持續關連交易	200
稅務顧問	185
	3,285

審核委員會

本公司於1999年成立審核委員會。審核委員會之職權及職責如下：

職權

1. 審核委員會獲董事會授權向本公司之任何高級職員或僱員索取其所需的任何資料，而所有高級職員及僱員已接獲指示應對審核委員會的任何要求予以合作。

2. 審核委員會獲董事會授權於有需要的情況下聽取外界的法律或其他獨立專業意見，如有需要更可邀請具備有關經驗及專業知識的外界人仕出席。

職責

1. 主要負責就外聘核數師的委任、重新委任及罷免向董事會提供建議、批准外聘核數師的薪酬及聘用條款，及處理任何有關該核數師辭職或辭退該核數師的問題。

2. 按適用的標準檢討及監察外聘核數師是否獨立客觀及核數程序是否有效；審核委員會應於核數工作開始前先與核數師討論核數性質及範疇及有關申報責任。

3. 就外聘核數師提供非核數服務制定政策，並予以執行。就此規定而言，外聘核數師包括與負責核數的公司處於同一控制權、所有權或管理權之下的任何機構，或一個合理知悉所有有關資料的第三方，在合理情況下會斷定該機構屬於該負責核數的公司的本土或國際業務的一部分的任何機構。審核委員會應就其認為必須採取的行動或改善的事項向董事會報告，並建議有哪些可採取的步驟。

4. 監察本公司的財務報表及本公司年度報告及賬目、半年度報告及(若擬刊發)季度報告的完整性，並審閱報表及報告所載有關財務申報的重大意見。在這方面，審核委員會在向董事會提交有關本公司年度報告及賬目、半年度報告及(若擬刊發)季度報告前作出審閱有關報表及報告時，應特別針對下列事項：

    (a) 會計政策及實務的任何更改；

    (b) 涉及重要判斷的地方；

    (c) 因核數而出現的重大調整；

    (d) 企業持續經營的假設及任何保留意見；

    (e) 是否遵守會計準則；及

    (f) 是否遵守有關財務申報的上市規則及其他法律規定。

5. 就上述第4項而言：

    (a) 審核委員會成員須與本公司的董事會及高級管理人員聯絡。審核委員會須至少每年與本公司的核數師開會一次；及

    (b) 審核委員會應考慮於該等報告及賬目中所反映或需反映的任何重大或不尋常事項，並須適當考慮任何由本公司屬下會計及財務滙報職員、監察主任或核數師提出的事項。

6. 檢討本集團的財務監控、內部監控及風險管理制度。

7. 與管理層討論內部監控系統，確保管理層已履行職責建立有效的內部監控系統，包括考慮公司在會計及財務滙報職能方面的資源、員工資歷及經驗是否足夠，以及員工所接受的培訓課程及有關預算又是否充足。

8. 主動或應董事會的委派，就有關內部監控事宜的重要調查結果及管理層的回應進行研究。

9. 如公司設有內部核數功能，須確保內部和外聘核數師的工作得到協調；也須確保內部核數功能在本公司內部有足夠資源運作，並且有適當的地位；以及檢討及監察內部核數功能是否有效。

10. 檢討集團的財務及會計政策及實務。

11. 檢查外聘核數師給予管理層的《審核情況說明函件》、核數師就會計紀錄、財務賬目或監控系統向管理層提出的任何重大疑問及管理層作出的回應。

12. 確保董事會及時回應於外聘核數師給予管理層的《審核情況説明函件》中提出的事宜。

13. 就上市規則附錄十四中有關審核委員會的守則條文所載的事宜向董事會滙報。

14. 研究其他由董事會界定的課題。

審核委員會由三名獨立非執行董事(Gerard Joseph McMahon先生、譚惠珠小姐及李嘉強先生)組成。Gerard Joseph McMahon先生為審核委員會主席。

審核委員會須每年至少召開四次會議。於截至2009年12月31日止年度,審核委員會共舉行六次會議,其中包括審閱本集團2008年全年業績及2009年中期業績。審核委員會不僅關注會計政策及慣例變動之影響,亦於審核本集團財務業績時,留意須遵守會計標準、上市規則及法律之規定,並且關注本集團的內部監控系統,包括考慮公司在會計及財務滙報職能方面的資源,員工資歷及經驗是否足夠,以及員工所接受的培訓課程及有關預算又是否充足。於截至2009年12月31日止年度,審核委員會在管理層不在場之情況下與外聘核數師舉行一次會議討論藉得關注的問題。

問責及核數

董事確認彼等有責任監督相關年度的財務報表的編製,以真實及公平地反映本集團的財政狀況及業績與現金流量。外聘核數師對股東的責任載於第38及39頁之獨立核數師報告。在編製截至2009年12月31日止年度的財務報表時,董事已貫徹採用合適的會計政策、採納與集團業務及本財務報表有關的香港公認會計原則、作出審慎及合理的判決及估計,並已按持續經營為基礎編製賬目。

本公司在所有股東通訊中(包括年報、中期報告、公告及通函)力求平衡、清晰及全面地評估本集團的表現、狀況及前景。本公司的年度及中期業績分別在有關期間完結後4個月及3個月內適時發表。

內部監控

董事會致力為本集團成立及維持一個健全及有效率的內部監控系統，以保障股東的投資及保護本集團的財產，及達到企業目標。本集團的內部監控的主要部分如下：

1. 已成立清晰的組織結構，有指定權限及責任界線。

2. 已制定的營運政策及過程。

3. 授予權力 — 授予董事及／或管理層有關某些業務或營運目標的相對權力等級。由董事會授予決定權的委員會(例如：審核、薪酬及提名)，按審閱、批准及監督本集團某些營運方面之需要而成立。

4. 預算系統 — (i)每年編製業務計劃及預測，並須由管理層每月檢討及批准。年度預算及每月滾動預算可助管理層確定及評估來年的重要業務風險對財務影響的可能性，並達到業務目標；(ii)設有有關每月週期性及主要資本開支預算系統。任何和預算案不同的重大變化會由相關的財務總監調查、解釋及批准。

5. 內部稽核部門 — 為了進一步加強本集團的內部監控，成立了內部稽核部門。內部核數師可無限制地審閱本集團在各方面的活動及內部監控，任何嚴重的內部監控缺失或錯誤經發現將立即向董事或直接向審核委員會報告。

6. 審核委員會及董事會審閱 — 董事審閱本集團的主要業務、營運活動及財務表現。

7. 全面的會計系統 — 設有可靠及全面的會計系統記錄本集團的財務資料。

8. 管理層每月檢討 — 管理層每月檢討各業務分類的主要營運及財務表現，定期召開會議檢討業務及財務表現與預測比較及將採取的業務策略。

於截至2009年12月31日止年度，董事會和審核委員會審閱本集團重大的財務、營運及遵守監控及風險管理過程的有效性及效率，董事會大體滿意本集團現有的內部監控系統的有效性及是否足夠。董事會知悉良好企業管治的重要性，並會繼續致力加強本集團的內部監控以支持本集團的進一步發展。

本集團的內部監控系統是為提供合理(而不是絕對)的保證，防止未經授權的使用及處置而設。它只能管理(而不能消除)所有重大誤述、錯誤、損失或欺詐之風險。

獨立核數師報告



致廣南(集團)有限公司股東
獨立核數師報告
(於香港註冊成立的有限公司)

本核數師(以下簡稱「我們」)已審核載列於第40至127頁廣南(集團)有限公司(「貴公司」)的綜合財務報表，此綜合財務報表包括於2009年12月31日的綜合和公司資產負債表與截至該日止年度的綜合損益表、綜合全面收益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據香港會計師公會頒佈的香港財務報告準則及香港《公司條例》編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見。我們是按照香港《公司條例》第141條的規定，僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據香港財務報告準則真實而公平地反映　貴公司及　貴集團於2009年12月31日的事務狀況及截至該日止年度　貴集團的溢利及現金流量，並已按照香港《公司條例》妥為編製。

畢馬威會計師事務所
執業會計師
香港中環
遮打道10號
太子大廈8樓

2010年3月26日

綜合損益表

截至2009年12月31日止年度
（以港幣列示）

	附註	**2009年 千元**	2008年 千元
營業額	*3, 12*	**2,352,103**	2,979,868
銷售成本		**(2,064,929)**	(2,719,907)
毛利		**287,174**	259,961
其他收益	*4*	**53,141**	13,490
其他收入淨額	*4*	**6,881**	30,581
分銷成本		**(52,160)**	(56,530)
行政費用		**(71,636)**	(76,413)
其他經營費用		**(1,949)**	(3,802)
經營溢利		**221,451**	167,287
投資物業估值收益／（虧損）		**16,118**	(19,429)
融資成本	*5(a)*	**(6,784)**	(24,905)
應佔聯營公司溢利減虧損		**12,899**	16,528
除税前溢利	*5*	**243,684**	139,481
所得税	*6(a)*	**(40,259)**	(18,999)
本年溢利		**203,425**	120,482
歸屬予：			
本公司股權持有人		**180,724**	100,646
少數股東權益		**22,701**	19,836
本年溢利		**203,425**	120,482
每股盈利	*11*		
基本		**20.0仙**	11.1仙
攤薄		**19.9仙**	11.1仙

第48至第127頁的附註屬本財務報表的一部分。與年度溢利有關之應付本公司股權持有人股息之詳情載列於附註10(a)。

綜合全面收益表

截至2009年12月31日止年度
(以港幣列示)

	2009年 千元	2008年 千元
本年溢利	**203,425**	120,482
本年其他全面收益(除稅後):		
兌換海外附屬公司及聯營公司的財務報表所產生的滙兌差額	**2,211**	76,685
重新分類調整 — 數額轉往損益:		
一出售海外聯營公司所變現的儲備	**(1,061)**	–
一註銷海外附屬公司所變現的滙兌儲備	**71**	–
	1,221	76,685
本年全面收益總額	**204,646**	197,167
歸屬予:		
本公司股權持有人	**181,773**	172,129
少數股東權益	**22,873**	25,038
本年全面收益總額	**204,646**	197,167

與年度其他全面收益各組別有關的所得稅金額為零元(2008年:零元)。

第48至第127頁的附註屬本財務報表的一部分。

綜合資產負債表

於2009年12月31日
（以港幣列示）

	附註	2009年 千元	2008年 千元
非流動資產			
固定資產			
－投資物業		**282,420**	262,388
－其他物業、廠房及設備		**864,613**	919,846
－以經營租賃持作自用的租賃土地權益		**110,655**	107,380
	13(a)	**1,257,688**	1,289,614
佔聯營公司權益	*15*	**196,772**	201,973
遞延税項資產	*18(b)*	**–**	9,426
		1,454,460	1,501,013
流動資產			
交易證券	*17*	–	2,259
存貨	*19*	**200,418**	401,092
業務及其他應收款項、訂金及預付款	*20*	**506,556**	346,489
可收回本期税項	*18(a)*	**415**	151
現金及現金等價物	*21*	**380,961**	428,009
		1,088,350	1,178,000
分類為待出售之非流動資產	*15*	**–**	3,833
		1,088,350	1,181,833
流動負債			
業務及其他應付款項	*22*	**280,309**	481,036
銀行借款	*23(a)*	**230,940**	184,521
直接控股公司借款	*23(b)*	–	10,000
少數股東借款	*23(c)*	–	2,940
關連公司借款	*23(d)*	**79,560**	–
應付本期税項	*18(a)*	**40,946**	23,933
		631,755	702,430
流動資產淨值		**456,595**	479,403
總資產減流動負債		**1,911,055**	1,980,416
非流動負債			
銀行借款	*23(a)*	**160,000**	405,043
遞延税項負債	*18(b)*	**26,546**	25,179
		186,546	430,222
資產淨值		**1,724,509**	1,550,194

	附註	**2009年 千元**	2008年 千元
資本及儲備			
股本	*25(b)*	**452,862**	452,802
儲備		**1,139,913**	982,135
與待出售之非流動資產有關的金額直接在權益確認		**–**	2,476
本公司股權持有人應佔權益總額		**1,592,775**	1,437,413
少數股東權益		**131,734**	112,781
權益總額		**1,724,509**	1,550,194

董事會於2010年3月26日批准並許可發出。

董事
譚云標

董事
宋咸權

第48至第127頁的附註屬本財務報表的一部分。

資產負債表

於2009年12月31日
（以港幣列示）

	附註	2009年 千元	2008年 千元
非流動資產			
固定資產			
－投資物業		**95,885**	85,911
－其他物業、廠房及設備		**392**	549
	13(b)	**96,277**	86,460
佔附屬公司權益	*14*	**551,889**	514,820
佔聯營公司權益	*15*	**164,278**	164,278
		812,444	765,558
流動資產			
交易證券	*17*	**–**	2,259
業務及其他應收款項、訂金及預付款	*20*	**17,992**	21,784
現金及現金等價物	*21*	**4,950**	2,010
		22,942	26,053
分類為待出售之非流動資產	*15*	**–**	3,880
		22,942	29,933
流動負債			
業務及其他應付款項	*22*	**19,556**	46,185
直接控股公司借款	*23(b)*	**–**	10,000
		19,556	56,185
流動資產╱(負債)淨值		**3,386**	(26,252)
資產淨值		**815,830**	739,306
資本及儲備			
股本	*25(b)*	**452,862**	452,802
儲備		**362,968**	286,504
權益總額	*25(a)*	**815,830**	739,306

董事會於2010年3月26日批准並許可發出。

董事
譚云標

董事
宋咸權

第48至第127頁的附註屬本財務報表的一部分。

綜合權益變動表

截至2009年12月31日止年度
（以港幣列示）

	附註	歸屬予本公司股權持有人										
		股本	股份溢價	資本儲備－購股權	匯兌儲備	特別資本儲備	其他儲備	保留溢利	與待出售之非流動資產有關的儲備	總額	少數股東權益	權益總額
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於2009年1月1日的結餘		452,802	4,423	1,459	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194
2009年的權益變動：												
出售聯營公司轉往儲備		-	-	-	-	-	-	1,415	(1,415)	-	-	-
註銷附屬公司轉往儲備		-	-	-	-	-	(233)	233	-	-	-	-
轉往法定儲備		-	-	-	-	-	4,866	(4,866)	-	-	-	-
行使購股權		60	57	(27)	-	-	-	-	-	90	-	90
本年以股份為基礎的開支		-	-	669	-	-	-	-	-	669	-	669
向少數股東宣派之股息		-	-	-	-	-	-	-	-	-	(3,920)	(3,920)
已批准與去年有關之股息	10(b)	-	-	-	-	-	-	(13,584)	-	(13,584)	-	(13,584)
已宣派與本年有關之股息	10(a)	-	-	-	-	-	-	(13,586)	-	(13,586)	-	(13,586)
本年全面收益總額		-	-	-	2,110	-	-	180,724	(1,061)	181,773	22,873	204,646
於2009年12月31日的結餘		452,862	4,480	2,101	184,712	107,440	10,303	830,877	-	1,592,775	131,734	1,724,509

	附註	歸屬予本公司股權持有人											
		股本	股份溢價	資本儲備－購股權	資本儲備－其他	匯兌儲備	特別資本儲備	其他儲備	保留溢利	與待出售之非流動資產有關的儲備	總額	少數股東權益	權益總額
		千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
於2008年1月1日的結餘		452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	-	1,301,504	87,743	1,389,247
2008年的權益變動：													
已批准與去年有關之股息	10(b)	-	-	-	-	-	-	-	(18,112)	-	(18,112)	-	(18,112)
授出購股權		-	-	4	-	-	-	-	-	-	4	-	4
年內購股權失效及註銷		-	-	(1,426)	-	-	-	-	1,426	-	-	-	-
轉往與待出售之非流動資產有關的儲備		-	-	-	(657)	(1,061)	-	(758)	-	2,476	-	-	-
已宣派與本年有關之股息	10(a)	-	-	-	-	-	-	-	(18,112)	-	(18,112)	-	(18,112)
本年全面收益總額		-	-	-	-	71,483	-	-	100,646	-	172,129	25,038	197,167
於2008年12月31日的結餘		452,802	4,423	1,459	-	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194

第48至第127頁的附註屬本財務報表的一部分。

綜合現金流量表

截至2009年12月31日止年度
（以港幣列示）

	附註	2009年 千元	千元	2008年 千元	千元
經營活動					
稅前溢利		**243,684**		139,481	
調整：					
— 融資成本	*5(a)*	**6,784**		24,905	
— 利息收入	*4*	**(5,809)**		(6,984)	
— 上市證券的股息收入	*4*	**(56)**		(353)	
— 交易證券的已變現及未變現（收益）╱虧損淨額	*4*	**(1,659)**		4,140	
— 投資物業估值（收益）╱虧損	*13(a)*	**(16,118)**		19,429	
— 佔聯營公司權益的減值虧損	*5(c)*	**–**		1,087	
— 出售固定資產虧損淨額	*4*	**453**		656	
— 業務應收款項的減值虧損	*5(c)*	**256**		23	
— 折舊	*13(a)*	**85,885**		78,724	
— 土地租賃費攤銷	*13(a)*	**2,943**		2,847	
— 應佔聯營公司溢利減虧損		**(12,899)**		(16,528)	
— 滙兌收益		**(967)**		(22,259)	
— 出售一間聯營公司收益	*4*	**(1,061)**		–	
— 註銷一間附屬公司收益	*4*	**(829)**		–	
— 遠期外滙合同（收益）╱虧損淨額	*4*	**(2,373)**		1,833	
— 股權結算以股份為基礎的費用	*5(b)*	**669**		4	
計入營運資金變動前之經營溢利		**298,903**		227,005	
存貨減少╱（增加）		**201,134**		(59,152)	
業務及其他應收款項、訂金及預付款（增加）╱減少		**(139,967)**		150,237	
應收關連公司款項（增加）╱減少		**(21,068)**		5,931	
業務及其他應付款項增加╱（減少）		**8,812**		(43,212)	
應付關連公司款項（減少）╱增加		**(209,902)**		143,998	
應付直接控股公司款項（減少）╱增加		**(20)**		20	
經營活動產生的現金結轉		**137,892**		424,827	

	附註	2009年 千元	2009年 千元	2008年 千元	2008年 千元
承前經營活動產生的現金		**137,892**		424,827	
已收利息		**5,809**		6,984	
已付利息		**(6,784)**		(24,905)	
(已付)╱已退回香港利得稅		**(5,824)**		400	
已付中國所得稅		**(5,149)**		(23,820)	
經營活動產生的現金淨額			**125,944**		383,486
投資活動					
購置固定資產所付的款項		**(39,440)**		(147,136)	
已收與固定資產有關的政府補助		**–**		2,520	
出售一間聯營公司所得款項		**3,833**		–	
出售上市證券所得款項		**3,918**		–	
已收上市證券的股息		**56**		353	
已收聯營公司的股息		**21,298**		–	
出售固定資產所得款項		**–**		57	
投資活動所用現金淨額			**(10,335)**		(144,206)
融資活動					
已付本公司股權持有人的股息		**(27,170)**		(36,224)	
已付少數股東的股息		**(3,920)**		–	
銀行借款所得款項		**230,940**		504,521	
關連公司借款所得款項		**79,560**		–	
向銀行貼現票據所得款項		**162,272**		–	
少數股東借款所得款項		**–**		11,270	
向銀行償還貼現票據所得款項		**(162,272)**		(168,988)	
償還銀行借款		**(429,564)**		(255,055)	
償還直接控股公司借款		**(10,000)**		(11,216)	
償還少數股東借款		**(2,940)**		(8,330)	
根據股票期權計劃發行股本所得款項		**90**		–	
已抵押銀行存款的(增加)╱減少		**(208,452)**		18,334	
融資活動(所用)╱所得現金淨額			**(371,456)**		54,312
現金及現金等價物(減少)╱增加			**(255,847)**		293,592
於1月1日的現金及現金等價物			**390,443**		91,109
外幣滙率變更的影響			**347**		5,742
於12月31日的現金及現金等價物	*21*		**134,943**		390,443

第48至第127頁的附註屬本財務報表的一部分。

1. 主要會計政策

(a) 遵例聲明

本財務報表是按照所有適用的香港財務報告準則(「香港財務報告準則」)（包括香港會計師公會頒佈的所有個別適用的《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及詮釋）、香港公認會計原則及香港《公司條例》的規定編製。本財務報表同時符合適用的《香港聯合交易所有限公司證券上市規則》(「上市規則」)披露規定。以下是本集團採用的主要會計政策概要。

香港會計師公會已頒佈若干新訂及經修訂香港財務報告準則，此等準則於本集團及本公司之本會計期間首次生效或可供提早採納。在與本集團有關的範圍內首次採納此等發展而引致的當前和以往會計期間的會計政策的變更，已在本財務報表反映，有關資料載列於附註2。

(b) 財務報表編製的基準

截至2009年12月31日止年度的綜合財務報表包括本公司及其附屬公司(合稱「本集團」)的財務報表及本集團於聯營公司的權益。

除以下資產(於下列的會計政策解釋)按公允價值列賬外，本財務報表是以歷史成本作為編製基準。

— 投資物業(見附註1(g))；

— 歸類為交易證券的金融工具(見附註1(e))；及

— 衍生金融工具(見附註1(f))。

待出售之非流動資產按其賬面金額及公允價值減出售成本兩者中的較低數額列賬(見附註1(v))。

財務報表的編製符合香港財務報告準則要求管理層作出會影響政策應用及資產、負債、收入與開支的報告數額的判斷、估計及假設的規定。估計及有關假設乃根據過往經驗及多個相信在有關情況下屬合理的其他因素而作出，其結果成為對在其他來源並不顯然易見的資產與負債賬面值作出判決的基礎。實際結果可能有異於該等估計。

估計及相關假設會予以持續檢討。對會計估計進行修訂時，若修訂只影響該期間，則修訂會在修訂估計的期間內確認；若修訂影響到當期及未來期間，則在修訂及未來期間確認。

1. 主要會計政策(續)

(b) 財務報表編製的基準(續)

管理層就採用香港財務報告準則(對財務報表構成重大影響)時所作出的判斷，以及估計不確定的主要來源的討論內容載列於附註30。

(c) 附屬公司及少數股東權益

附屬公司為集團所控制的實體。當集團有權決定該實體的財務及經營政策從而獲取利益，控制權便存在。在評估控制權時，現存並可行使的潛在投票權已計算在內。

於附屬公司的投資從得到控制權當日開始直到控制權終止當日為止在綜合財務報表中綜合入賬。集團內公司之間的結餘及交易，以及集團內公司之間的交易所產生的任何未變現盈利，乃於編製綜合財務報表時悉數撇銷。集團內公司之間的交易而產生的未變現虧損，乃以未變現盈利相同之形式撇銷，惟僅限於並無顯示出現減值者。

少數股東權益是指，非由本公司擁有(無論是直接或間接透過附屬公司)的歸屬予附屬公司淨資產的權益部分，而集團未與該權益持有者達成任何附加協議，致令集團整體上對該等權益產生符合財務負債定義的法定義務。少數股東權益在綜合資產負債表內的權益列示，但與公司股權持有人應佔權益分開。少數股東所佔集團業績的權益，會按照損益和全面收益總額在少數股東權益與公司股權持有人之間作出分配的形式，在綜合損益表及綜合全面收益表中列示。

倘少數股東應佔虧損超過少數股東於該附屬公司的權益時，公司超出的款額及少數股東應佔的任何進一步虧損乃於本集團的權益中扣除，惟倘少數股東須承擔具約束力之責任及能夠作額外的投資以彌補虧損則作別論。倘若該附屬公司日後有盈利，本集團分配所有此盈利，直至先前由本集團承擔原應由少數股東攤佔的虧損得到彌補為止。

少數股東權益持有人的貸款以及該等持有人的其他合約責任，根據附註1(m)或1(n)(視乎負債的性質而定)於綜合資產負債表呈列為財務負債。

在本公司資產負債表中，於附屬公司的投資是按成本值減去減值虧損列示(見附註1(j)(ii))。

1. 主要會計政策(續)

(d) 聯營公司

聯營公司是指本集團或本公司可以對其管理層發揮重大影響力，包括參與財務及經營政策決策，但不是控制或聯同他人控制管理層的實體。

除被界定為持作銷售(見附註1(v))外，聯營公司投資乃按權益法記入綜合財務報表。按權益法，該投資先以成本入帳，其後就本集團佔該聯營公司的淨資產收購後的變動及任何有關該投資之減值虧損(見附註1(j))作出調整。本集團所佔聯營公司於收購、除稅後之年度業績及任何減值虧損於綜合損益表內確認，然而，本集團應佔聯營公司於收購、除稅後之其他全面收益則於綜合全面收益表內確認。

倘本集團應佔聯營公司的虧損超過其權益，則本集團的權益將會減至零，並停止繼續進一步確認虧損，惟本集團已產生法定或推定責任，或須代聯營公司付款者則除外。就此而言，本集團於聯營公司的權益為根據權益法所得的投資賬面值連同實際上構成本集團於聯營公司投資淨額部分的長期權益。

本集團與其聯營公司間進行交易所產生的未實現溢利及虧損予以抵銷，並以本集團於聯營公司的權益為限，惟倘未實現虧損為已轉讓資產提供減值證據，則該等虧損即時於損益內確認。

在本公司資產負債表中，於聯營公司的投資是按成本值減去減值虧損(見附註1(j))列示(分類為待出售者(見附註1(v))除外)。

(e) 其他股權證券投資

本集團及本公司有關股權證券投資(於附屬公司及聯營公司的投資除外)的政策如下：

股權證券投資初始以公允價值列示，即其交易價格(除其公允價值能可靠地以估值技術(其可變數值包括從可觀察市場取得的數據)估計外)。公允價值包括有關的交易成本(以下指出除外)。此等投資按其分類，其後根據以下方式列賬：

為交易所持有的證券投資列為流動資產。任何有關的交易成本在發生時於損益確認。其公允價值會於每個結算日重新計量，任何衍生的收益或虧損會在損益確認。於損益內確認的收益或虧損淨額不包括任何因此等投資所賺取的股息或利息，因此等股息或利息是根據附註1(s)(iv)及1(s)(v)的政策確認的。

1. 主要會計政策(續)

(e) 其他股權證券投資(續)

股權證券投資如在交投活躍的市場沒有市場報價，而該公允價值不能被可靠地計量，則該證券投資在資產負債表中以成本減去減值虧損(見附註1(j)(i))確認。

投資會於本集團正式購買／出售該投資或到期當日確認／停止確認。

(f) 衍生金融工具

衍生金融工具先以公允價值確認，於每個結算日，重新計量其公允價值。重新計量其公允價值的收益或虧損即時計入損益。

(g) 投資物業

投資物業為自持或以經營租賃持有(見附註1(i))以賺取租金收入及／或資本升值的土地及／或建築物。這包括目前持有但未確定將來用途的土地及正在興建或發展中日後作為投資物業用途的物業。

投資物業以公允價值於資產負債表列示(除於結算日正在興建或發展中及其公允價值於同日不能被可靠地確定外)。投資物業因公允價值變更或因棄用或出售的任何收益或虧損於損益確認。投資物業的租金收入以附註1(s)(ii)所述方法入賬。

當本集團以經營租賃持有物業權益以賺取租金收入及／或資本升值，該權益按個別物業的基準被列為投資物業入賬。任何此類被列為投資物業的權益應被當作以融資租賃(見附註1(i))持有入賬，並按應用在其他以融資租賃持有的投資物業相同的會計政策應用在此權益。租賃付款如附註1(i)所述方法入賬。

(h) 其他物業、廠房及設備

以下固定資產項目按成本值減去累計折舊及減值虧損(見附註1(j)(ii))於資產負債表列賬：

- 位於租賃持有土地持作自用的建築物，惟該建築物的公允價值可於租賃(見附註1(i))開始時與租賃持有土地的公允價值分開計量；及

- 其他廠房及設備項目。

1. 主要會計政策(續)

(h) 其他物業、廠房及設備(續)

自建物業、廠房及設備項目成本包括材料成本、直接人工、拆除和移離該等項目、恢復所在地點至原狀之初步估計成本及比例合適的生產經費和借款成本(見附註1(u))。

在建工程乃按成本列賬,其中包括建造成本(包括相關借款的利息支出和作為調整在建築期間利息支出的滙兑差額)及相關設備的成本。縱使有關當局延遲簽發其有關的可交予使用證書,如資產可作其擬定用途前所需的一切準備工作大致完成,上述成本將停止資本化,而在建工程亦會轉入固定資產的相關分類內。在建工程不計提折舊。

因棄用或出售固定資產項目而產生的盈虧,是按該資產項目的出售所得款項淨額與賬面值之間的差額釐定,並於棄用或出售當日在損益中確認。

固定資產項目的成本減其剩餘價值(如有),其折舊是以直線法按其估計可使用年限計算如下:

- 位於租賃持有土地的建築物按租賃未屆滿年期或其估計可使用年限(由建成日起計不超過50年)之較短者計提折舊。
- 租賃物業裝修　每年20%至50%
- 廠房及機器、傢具、固定裝置及設備　每年10%至20%
- 汽車　每年20%

當固定資產項目部份有不同可使用年限,項目的成本按合理的基準分配予不同部份及每部份分開計提折舊。資產的可使用年限及估計剩餘價值(如有),皆每年檢討。

(i) 租賃資產

倘本集團確定安排具有在協定期限內通過支付一筆或一系列款項而使用某一特定資產或多項資產之權利,則該安排(由一宗交易或一系列交易組成)為租賃或包含了租賃。該釐定乃根據安排之內容評估而作出,不論安排是否具備租賃之法律形式。

1. 主要會計政策(續)

(i) 租賃資產(續)

(i) 列為租賃給本集團的資產

本集團承受擁有權帶來的全部風險及回報的資產租賃列為融資租賃。出租人沒有轉移擁有權的所有風險及回報給本集團的租賃列為經營租賃，除下列外：

- 符合投資物業定義以經營租賃持有的物業則按個別物業基準歸類為投資物業，並作為融資租賃(見附註1(g))入賬；及

- 根據經營租賃為持作自用的土地，若公允價值在租賃開始時不能與位於有關土地上的建築物的公允價值分開計量，會作為根據融資租賃持有入賬，除非有關建築物亦顯然根據經營租賃持有，則作別論。就此而言，租賃的開始時間為本集團首次訂立租約時，或從前承租人接手時。

(ii) 經營租賃費用

倘本集團根據經營租賃使用資產，根據租賃所付之款項會在租賃所涵蓋之會計期間內，以等額在損益扣除，惟倘有另一基準更能反映租賃資產所賺取的收益模式則除外。所獲得之租賃優惠乃於損益中確認，作為支付淨租賃款項總額的組成部份。或然租金乃於所產生之會計期間在損益內扣除。

除該物業已被列為投資物業(見附註1(g))外，以經營租賃持作自用的土地成本以直線法按租賃期攤銷。

(j) 資產減值

(i) 股權證券投資和業務及其他應收款項、訂金及預付款的減值

股權證券投資(除於附屬公司投資，見附註1(j)(ii)外)和業務及其他應收款項、訂金及預付款按成本或攤銷成本列值，會在每個結算日檢討，以確定有否客觀減值證據。減值的客觀證據包括本集團得悉關於下列一項或多項虧損事件的可觀察數據：

- 欠款人有重大財務困難；

- 違約，如欠付或拖欠利息或本金款項；

1. 主要會計政策(續)

(j) 資產減值(續)

(i) 股權證券投資和業務及其他應收款項、訂金及預付款的減值(續)

- 欠款人可能將破產或進行其他財務重組;

- 技術、市場、經濟或法律環境出現對欠款人構成不利影響的重大轉變;及

- 股本工具投資的公允價值大幅或長期低於其成本。

若存在任何有關證據,則按以下方式釐定及確認任何減值虧損:

- 就採用權益法確認的聯營公司投資(見附註1(d)),其減值虧損是以可收回整體的投資金額與其根據附註1(j)(ii)的賬面值比較所計算。如用作可收回金額(根據附註1(j)(ii))的估算出現正面的變化,有關的減值虧損便會被回撥。

- 就按成本列賬的非掛牌股權證券、其他流動應收款項及其他金融資產而言,減值虧損乃按金融資產賬面值與估計未來現金流量(若貼現影響重大,則按類似金融資產現時市場的回報率貼現)兩者之差額計量。賬面值以成本列示的股權證券的減值虧損是不能回撥的。

- 就按攤銷成本列賬的業務及其他應收款項、訂金及預付款及其他金融資產而言,若貼現影響重大,減值虧損乃按資產賬面值與估計未來現金流量現值的差額,按金融資產原有的實際利率(即在初始確認該等資產時計算的實際利率)貼現計量。倘按攤銷成本列賬的金融資產具有類似風險特點,例如類似過期狀況等,且並沒有被個別評估為減值,則集體評估。集體評估減值的金融資產未來現金流量,乃根據與集體信貸風險特點類似的資產過往虧損經驗作出。

若於其後的期間,減值虧損數額減少,而有關減少可客觀地與在確認減值虧損後發生的事件聯繫,則減值虧損會於損益回撥。減值虧損轉回不得導致資產賬面值超過假若過往年度並無確認減值虧損而應已釐定的金額。

1. 主要會計政策(續)

(j) 資產減值(續)

(i) 股權證券投資和業務及其他應收款項、訂金及預付款的減值(續)

減值虧損與相關資產直接對銷,惟就計入業務及其他應收款項、訂金及預付款而其收回被視為存疑但非可能性極微的業務應收款項及應收票據確認的減值虧損外。於此情況下,呆賬的減值虧損於撥備賬入賬。當本集團確認收回的可能性極低,認為不可收回的金額於業務應收款項及應收票據直接對銷,任何於撥備賬持有與欠款相關的金額將予回撥。倘其後收回之前於撥備賬扣除之金額,則會於撥備賬回撥。撥備賬的其他變動及倘其後收回之前直接撇銷的金額於損益確認。

(ii) 其他資產的減值

本集團會在每個結算日參考內部和外來的信息,以確定下列資產是否出現減值跡象,或是以往確認的減值虧損不再存在或已經減少:

- 其他物業、廠房及設備;
- 被列為以經營租賃持有之預付租賃土地權益;及
- 於附屬公司的投資。

如果出現減值跡象,便會對資產的可收回金額作出估計。

- *計算可收回金額*

  資產的可收回金額是其公允價值減出售成本與使用價值兩者中的較高額。在評估使用價值時,預期未來現金流量會按可以反映當時市場對貨幣時間值及資產特定風險的評估的稅前貼現率,貼現至其現值。如果資產所產生的現金流入基本上不能獨立於其他資產所產生的現金流入,則以能產生獨立現金流入的最小資產組別(即現金產生單位)來釐定可收回金額。

1. 主要會計政策（續）

(j) 資產減值（續）

(ii) 其他資產的減值（續）

– *確認減值虧損*

當資產或其屬於的現金產生單位的賬面金額高於其可收回金額時，便會在損益中確認減值虧損。確認的減值虧損會先按比例減少該單位（或一組單位）中其他資產的賬面金額，但減值不會使個別資產的賬面金額減至低於其可計量的公允價值減出售成本，或其使用價值（如可釐定）。

– *減值虧損回撥*

如用作釐定資產可收回金額的估算出現正面的變化，便會回撥有關的減值虧損。

所回撥的減值虧損以假設在以往年度沒有確認減值虧損而應已釐定的資產賬面金額為限。所回撥的減值虧損在確認回撥的年度內計入損益。

(iii) 中期財務報告及減值

根據上市規則，本集團編製財政年度內首6個月之中期財務報告須遵守香港會計準則第34號「中期財務報告」的內容。於中期末，本集團均採用與財政年度年終的相同減值測試、確認及回撥標準（見附註1(j)(i)及1(j)(ii)）。

就以成本列賬之非掛牌股權證券於中期確認減值虧損，不可於往後期間回撥。同樣地，假使減值評估只於與中期相關之財政年度年終時進行，即使沒有減值虧損或減少確認減值虧損，也不能回撥。

(k) 存貨

存貨按成本及可變現淨值兩者中的較低數額入賬。

成本按加權平均成本法計算，包括所有採購成本、轉換成本和將存貨運往現址及達致現狀所產生的其他成本。

可變現淨值是以日常業務過程中的估計售價減去完成生產及銷售所需的估計成本後所得。

1. 主要會計政策(續)

(k) 存貨(續)

所出售存貨的賬面金額在相關收入獲確認的期間內確認為支出。將存貨數額撇減至可變現淨值及存貨的一切虧損,均於出現減值或虧損的期間內確認為支出。任何存貨減值回撥的金額,均於出現回撥的期間內沖減確認為支出的存貨金額。

(l) 業務及其他應收款項、訂金及預付款

業務及其他應收款項、訂金及預付款以初始公允價值列賬,其後以攤銷成本減呆壞賬的減值撥備(見附註1(j)(i))列賬。如應收款為給關連人士的免息及無固定還款期的貸款或貼現的影響並不重大,則以成本減呆賬減值撥備列賬。

(m) 借款

借款以初始公允價值減應佔交易成本確認。初始確認後,借款以攤銷成本列賬,而初始確認金額與贖回價值之間的任何差額,連同任何應付利息及費用,按實際利息基準在借貸期間計入損益內。

(n) 業務及其他應付款項

業務及其他應付款項以初始公允價值列賬,其後以攤銷成本列賬。如貼現的影響並不重大,則以成本列賬。

(o) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、銀行及其他財務機構的活期存款、及短期、流動性極高的投資,這些投資可容易地換算為已知的現金數額及其價值變動的風險不大,並在購入後3個月內到期。銀行透支如屬即期及集團現金管理之一部分亦包括在綜合現金流量表的現金及現金等價物內。

(p) 僱員福利

(i) 短期僱員福利及定額供款退休計劃的供款

薪金及年終花紅、有薪年假、向定額供款退休計劃作出的供款及非現金福利成本,乃於僱員提供相關服務的年度內計算。如延後付款或結算並構成重大影響,則這些數額會以現值列賬。

關於本集團退休福利計劃供款的更多資料已載列於附註29。

1. 主要會計政策(續)

(p) 僱員福利(續)

(ii) 以股份為基礎的支出

本公司授予僱員的購股權公允價值會確認為僱員成本，並相應增加權益中的資本儲備。購股權公允價值乃於授出日期使用二項式點陣法定價模式計量，並考慮到授出購股權的條款及條件。若僱員須先履行歸屬條件，方可無條件獲發購股權，則購股權的估計公允價值總額會分配予歸屬期間，並考慮到購股權會歸屬的可能性。

於歸屬期間，預期會歸屬的購股權數目會進行檢討。於過往年度確認的任何累計公允價值調整會在檢討年度扣自／計入損益(除非原有僱員開支合資格確認為資產)，而資本儲備亦會相應產生的調整。於歸屬日期，確認為開支的數額會作出調整，以反映歸屬購股權的實際數目(並對資本儲備作出相應調整)，除非沒收乃僅因未能達成與本公司股份市價有關的歸屬條件所致則另作別論。權益金額乃於資本儲備內確認，直至購股權獲行使(有關金額乃轉撥至股份溢價)或購股權期限屆滿(有關金額將直接撥入保留溢利)為止。

(iii) 離職福利

離職福利僅於本集團以實際上無可能撤回的詳細正規計劃提出自願離職而明確承擔終止僱用或提供福利時確認。

(q) 所得税

本年度所得税包括本期所得税及遞延税項資產和負債的變動。除有關於其他全面收益或直接於權益確認之相關税項數額分別於其他全面收益或直接於權益確認外，本期税項及遞延税項資產和負債的變動將於損益內確認。

本期所得税是按本年度應課税收入根據在結算日已執行或實質上已執行的税率計算的預期應付税項，加上以往年度應付税項的任何調整。

遞延税項資產和負債分別由可抵扣和應課税暫時性差異產生。暫時性差異是指資產和負債在財務報告上的賬面金額與這些資產和負債的計税基礎的差異。遞延税項資產也可以由未使用税務虧損和未使用税收回扣產生。

1. 主要會計政策(續)

(q) 所得税(續)

除了某些有限的例外情況外，所有遞延税項負債和遞延税項資產(只限於很可能獲得未來應課税利潤以使該遞延税項資產得以使用)則會被確認。由可抵扣暫時性差異所產生遞延税項資產，因有未來應課税利潤的支持而使之確認，包括因轉回目前存在的應課税暫時性差異而產生的金額；但這些轉回的差異必須與同一税務機關及同一應課税實體有關，並預期在可抵扣暫時性差異預計轉回的同一期間或於遞延税項資產所產生時税務虧損可向後期或向前期結轉的期間內轉回。在決定目前存在的應課税暫時性差異是否足以支持確認由未使用的税務虧損和税款抵免所產生的遞延税項資產時，亦會採用同一準則，即差異是否與同一税務機關及同一應課税實體有關，並是否預期能在使用税務虧損或税款抵免的同一期間內轉回。

不能確認為遞延税項資產和負債的暫時性差異的有限例外情況包括不影響會計或應課税利潤的資產或負債的初始確認(如屬企業合併的一部分則除外)；以及投資於附屬公司相關的暫時性差異(如屬應税差異，不確認本集團可以控制轉回的時間，而且在可預見的將來不大可能轉回的暫時性差異；或如屬可抵扣差異，則只確認很可能在將來轉回的差異)。

遞延税項金額是按照資產和負債賬面金額的預期實現或償還方式，根據已執行或在結算日實質上已執行的税率計量。遞延税項資產和負債均不貼現計算。

本集團會在每個結算日評估遞延税項資產的賬面金額。如果本集團預期不再可能獲得足夠的應課税利潤以抵扣相關的税務利益，該遞延税項資產的賬面金額便會調低；但是如果日後又可能獲得足夠的應課税利潤，有關減額便會轉回。

1. 主要會計政策(續)

(q) 所得税(續)

本期和遞延税項結餘及其變動額會分開列示，並且不予抵銷。本期和遞延税項資產只會在本公司或本集團有法定行使權以本期所得税資產抵銷本期所得税負債，並且符合以下附帶條件的情況下，才可以分別抵銷本期和遞延税項負債：

– 就本期所得税資產和負債的情況下，本公司或本集團計劃按淨額基準結算，或同時變現該資產和償還該負債；或

– 就遞延税項資產和負債的情況下，這些資產和負債必須與同一税務機關就以下其中一項徵收的所得税有關：

  – 同一應課税實體；或

  – 不同的應課税實體，但這些實體計劃在日後每個預計有大額遞延税項負債需要償還或大額遞延税項資產可以收回的期間內，按淨額基準實現本期所得税資產和償還本期所得税負債，或同時變現該資產和償還該負債。

(r) 已作出財務擔保、準備及或然負債

(i) 已作出財務擔保

財務擔保為要求發行人(即擔保人)支付特定款項以彌償擔保受益人(「持有人」)由於有關負債人未能按照債務工具的條款於到期時付款所招致損失的合約。

當本集團提供財務擔保時，擔保的公允價值(即交易價，惟可準確估計公允價值則除外)首先確認為業務及其他應付款項的遞延收入。對有關已作出擔保的已收或應收的代價，則其有關代價將根據本集團政策確認於該等資產所歸屬的類別內。倘並無收取或無法收取有關代價時，則於首次確認遞延收入時即時在損益確認為費用。

對已作出的財務擔保並確認為遞延收入之金額，將按照其擔保期內在損益內分期攤銷。此外，當(i)擔保持有人有可能根據本集團已作出的財務擔保向本集團提出索償通知時及(ii)預期向本集團索償的金額將超逾目前有關該擔保的業務及其他應付款項的帳面值(首次確認的金額減累計攤銷)，本集團即時確認(根據附註1(r)(ii))並作出撥備。

1. 主要會計政策(續)

(r) 已作出財務擔保、準備及或然負債(續)

(ii) 準備及或然負債

倘若本集團或本公司須就已發生的事件承擔法定或推定義務，而履行該義務預期會導致含有經濟效益外流，並可作出可靠的估計，便會就該不確定時間或數額的其他負債作出準備。如果貨幣時間價值重大，則按預計履行義務所需支出的現值計列準備。

倘若含有經濟效益的外流的可能性較低，或是無法對有關數額作出可靠的估計，便會將該義務披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的潛在義務，亦會披露為或然負債；但假如這類經濟效益外流的可能性極低則除外。

(s) 收入確認

收入按已收或應收代價之公允價值計量。收入是在經濟效益將會流入本集團，以及能夠可靠地計算收入和成本(如適用)時，根據下列方法在損益內確認：

(i) 銷售貨品

銷售貨品的收入在客戶接收貨品及相關擁有權的風險和回報時確認。收入不包括增值稅或其他銷售稅，並已扣除任何營業折扣。

(ii) 經營租賃租金收入

根據經營租賃而應收之租金收入，乃以等額於租賃所涵蓋之期間在損益中確認，惟倘有另一基準更能反映租賃資產所賺取之利益則除外。所授出之租賃優惠乃於損益中確認，作為應收淨租賃款項總額之一部份。或然租金乃於所賺取之會計期間確認為收入。

(iii) 佣金收入

佣金收入於相關服務提供後確認。

(iv) 股息

- 非上市投資的股息收入乃於股東收取股息付款的權利確立時確認。

- 上市投資的股息收入在投資項目的股價除息時確認。

1. 主要會計政策(續)

(s) 收入確認(續)

(v) 利息收入

確認利息收入是採用實際利息方法計算。

(vi) 政府補助

倘有合理保證可獲取政府補助，而本集團將符合其所有附帶條件，則政府補助初步於資產負債表內確認。補償本集團產生的開支之補助，在開支產生期間內於損益內按有系統之基準確認為收入。補償本集團就一項資產所產生的成本之補助，則扣除該項資產之賬面值，而其後於該項資產之可使用年期以減少折舊支出的形式有效地於損益內確認。

(t) 外幣換算

年內的外幣交易是按交易日的適用外幣滙率換算。以外幣計值的貨幣資產及負債，則按結算日的適用外幣滙率換算。滙兑盈虧均在損益確認。

以外幣歷史成本計量的非貨幣資產及負債，乃以交易日期的外幣滙率換算。以外幣為單位並以公允價值列賬的非貨幣資產及負債乃採用釐定公允價值日期的外幣滙率換算。

香港境外業務的業績按交易日期的大約的外幣滙率換算為港幣。資產負債表的項目按結算日的外幣收市滙率換算為港幣。所產生的滙兑差額於其他全面收益內確認並在權益內的滙兑儲備累計。

就出售香港境外業務而言，有關該香港境外業務的滙兑差額於出售損益被確認時，從權益重新分類至損益。

(u) 借款成本

借款成本如直接與收購、建設或需要長時間生產才可以投入擬定用途或銷售，應被資本化，作為該資產成本的一部份，其他借款成本則在其產生期間在損益列支。

當合資格資產產生開支、借款成本產生及使資產投入擬定用途或銷售所必須的準備活動正在進行，借款成本便開始被資本化，作為合資格資產成本的一部分。當絕大部分使合資格資產投入擬定用途所必須的準備活動中斷或完成時，借款成本會暫停或停止資本化。

1. 主要會計政策(續)

(v) 待出售之非流動資產

如非流動資產(或出售集團)之賬面值很可能透過出售交易而非持續使用中所收回，而該非流動資產(或出售集團)能按現況中出售，則被劃歸為待出售。出售集團是指一組資產於單一交易中一併售出，而直接與該等資產相關的負債將於交易中轉移。

在劃歸為待出售類別前，非流動資產(及已劃歸為待出售之出售集團的每項資產及負債)之計量按重新分類前適用的會計政策作出更新。資產初始劃歸為待出售類別及至售出時，非流動資產(以下所述之若干資產除外)或出售集團會以賬面值及公允價值扣除出售之成本之較低者列值。在本集團及本公司之財務報表中沒有使用此計量政策的主要項目包括遞延稅項資產、金融資產(於附屬公司及聯營公司的投資除外)及投資物業。這些資產即使待出售，亦會繼續按附註1其他部分所載之政策計量。

於初始劃歸為待出售類別時，及於其後當待出售時重新計量之減值虧損於損益確認。只要非流動資產被分類為待出售，或被列入歸類為待出售之出售集團，該非流動資產即不予計提折舊或攤銷。

(w) 關連人士

就本財務報表而言，與本集團關連人士是指：

(i) 該人士有能力直接或間接透過一個或多個中介人控制本集團、或可發揮重大影響本集團的財務及經營決策，或共同控制本集團；

(ii) 本集團及該人士均受共同控制；

(iii) 該人士屬本集團的聯營公司或本集團為其中一合資方的合營企業；

(iv) 該人士屬本集團主要管理人員的成員、或本集團的母公司、或屬個人的近親家庭成員、或受該等個人人士控制、共同控制或重大影響的實體；

(v) 該人士如屬(i)所指的近親家庭成員或受該等個人人士控制、共同控制或重大影響的實體；或

(vi) 該人士屬提供福利予本集團的僱員或與本集團關連的實體的僱員離職後福利計劃。

個人的近親家庭成員指可影響，或受該個人影響，他們與該實體交易的家庭成員。

1. 主要會計政策(續)

(x) 分類報告

經營分部及於各分部項目內呈報在財務報表的金額來自定期向本集團最高行政管理人員提供就資源分配及評估本集團的業務及地區的表現的財務資料中識別出來。

就財務呈報而言，除非分部具備相似的經濟特徵及在產品及服務性質、生產工序性質、客戶類型或類別、用作分銷產品或提供服務的方法及監管環境的性質方面相似，否則各個重大經營分部不會進行合併計算。個別非重大的經營分部，如果符合上述大部分標準，則可進行合併計算。

2. 會計政策的變更

香港會計師公會發佈了一項新訂的香港財務報告準則、多項香港財務報告準則修訂及詮釋，於本集團及本公司本會計期間首次生效。其中，與本集團財務報表相關的有關發展列示如下：

- 香港財務報告準則第8號，經營分部
- 香港會計準則第1號(2007年修訂)，財務報表呈報
- 香港財務報告準則第7號的修訂，金融工具：披露 — 金融工具披露的改進
- 香港財務報告準則的改進(2008年)
- 香港會計準則第27號的修訂，綜合及獨立財務報表 — 於附屬公司、共同控制實體或聯營公司的投資成本
- 香港會計準則第23號(2007年修訂)，借款成本
- 香港財務報告準則第2號的修訂，以股份為基礎的支出 — 歸屬條件及註銷

2. 會計政策的變更(續)

香港會計準則第23號和香港財務報告準則第2號的修訂對本集團財務報表並無重大影響,乃由於該等修訂與本集團目前已採用的會計政策一致。其餘此等發展的影響載列如下:

- 香港財務報告準則第8號要求分部之披露應基於本集團最高營運決策人對本集團處理和管理的方法為基礎,各須滙報分部的滙報金額應為向本集團最高營運決策人滙報,作為評估分部業績及決定營運事項的數額。此規定有異於過往年度分部資料按相關產品和服務及按地區來劃分本集團財務報表分部的呈報方式。採納香港財務報告準則第8號使呈報之分部資料與向本集團最高行政管理人員提供之內部報告更為一致(見附註12)。比較數字已按經修改分部資料一致的基準列示。

- 由於採用香港會計準則第1號(2007年修訂),在經修訂綜合權益變動表中,當期由權益持有人交易引起之權益變動詳情應與所有其他收入及開支分開列示。所有其他收入及支出若確認為本期損益,則在綜合損益表內呈列;否則在新的主要報表綜合全面收益表內呈列。比較金額已按新的呈報重新列示。此項呈列變動並無對任何呈列期間期已呈報之損益、總收入及支出或資產淨值構成影響。

- 由於採用香港財務報告準則第7號的修訂,令財務報表包括擴大關於本集團金融工具之公允價值計量之披露(附註26(f)),根據基於可觀察市場數據之程度,此等金融工具之公允價值計量分成三個級別的公允價值等級制度。本集團已採納香港財務報告準則第7號的修訂所載列的過渡條文,並未就金融工具之公允價值計量之新披露要求提供比較資料。

- 「香港財報告準則之改進(2008年)」包括由香港會計師公會對香港財務報告準則提出的一系列非迫切性的輕微修訂。其中,下列修訂導致本集團有會計政策的變動:

  - 按香港會計準則第40號的修訂 —「投資物業」,興建中的投資物業在公允價值首次能夠作出可靠之計算及物業落成當日之較早者,將以公允價值列賬。任何收益或虧損將會於損益確認,這與所有其他以公允價值列賬之投資物業所採用的政策一致。以往此類物業是以成本列示,直至其興建完成,才以公允價值列示,而任何由此產生的收益或虧損會於損益確認。由於本集團現時並沒有任何興建中的投資物業,此政策變更對任何呈列期間的資產淨值或損益並無任何影響。

2. 會計政策的變更(續)

— 香港會計準則第27號的修訂刪除從收購前溢利分派之股息應確認為於投資公司之投資賬面值減少而非收入之規定。因此，由2009年1月1日起，自附屬公司及聯營公司應收取之所有股息(不論來自從收購前或收購後溢利分派)，將於本公司損益確認，而被投資公司之投資賬面值將不會被減少，除非賬面值因被投資公司宣派股息而評定為減值。在此情況下，除於損益確認股息收入外，本公司亦會確認減值虧損。根據修訂之過渡條文，此項新政策預期將應用於目前或未來期間之任何應收股息，且未有就過往期間重列。

3. 營業額

本集團年內的主要業務是製造及銷售馬口鐵產品、物業租賃、鮮活食品代理及貿易。

營業額包括抵銷本集團公司間交易後貨品的銷售價值、鮮活食品代理所賺取的佣金收入以及投資物業的租金收入。年內，已於營業額內確認的每個重大類別的收入如下：

	2009年 千元	2008年 千元
銷售貨品		
— 馬口鐵產品	**2,145,267**	2,750,900
— 鮮活食品	**108,788**	117,441
	2,254,055	2,868,341
鮮活食品代理的佣金收入	**71,241**	86,185
物業租賃的租金收入	**26,807**	25,342
	2,352,103	2,979,868

本集團的客戶層多樣化，當中只有一個客戶的交易金額超過本集團收入的10%。於2009年，來自此客戶銷售馬口鐵產品的收入(包括銷售至本集團知悉受此客戶共同控制的實體)金額約為490,851,000元(2008年：614,931,000元)。信貸風險集中程度的詳情載列於附註26(a)。

有關本集團主要業務的進一步詳情於本財務報表附註12披露。

4. 其他收益及收入淨額

	2009年 千元	2008年 千元
其他收益		
出售廢料	**5,092**	3,720
利息收入	**5,809**	6,984
上市證券的股息收入	**56**	353
已收補貼(附註)	**37,564**	–
其他	**4,620**	2,433
	53,141	13,490
其他收入淨額		
出售固定資產的虧損淨額	**(453)**	(656)
交易證券的已變現及未變現收益/(虧損)淨額	**1,659**	(4,140)
出售一間聯營公司收益	**1,061**	–
註銷一間附屬公司收益	**829**	–
遠期外滙合同收益/(虧損)淨額	**2,373**	(1,833)
已變現及未變現的滙兑收益淨額	**1,412**	37,210
	6,881	30,581

附註: *金額主要為國內政府機關授予一間附屬公司中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)的補貼,以支持其對金屬工業發展的持續貢獻。*

5. 除稅前溢利

除稅前溢利已扣除／(計入)下列各項：

	附註	2009年 千元	2008年 千元
(a) 融資成本：			
須於5年內償還銀行預付及其他借款利息		**6,201**	25,242
直接控股公司借款利息		**80**	644
關連公司借款利息		**503**	–
		6,784	25,886
減：利息支出資本化入在建工程	*(i)*	**–**	(981)
		6,784	24,905
(b) 員工成本：			
定額退休供款計劃之供款淨額		**5,742**	5,757
股權結算以股份為基礎的開支		**669**	4
薪金、工資及其他福利		**82,681**	87,091
		89,092	92,852
(c) 其他項目：			
已出售存貨成本	*(ii), 19(b)*	**2,047,761**	2,703,765
核數師酬金		**3,517**	3,671
折舊		**85,885**	78,724
土地租賃費攤銷		**2,943**	2,847
佔聯營公司權益的減值虧損		**–**	1,087
業務應收款項的減值虧損		**256**	23
存貨降值準備	*19(b)*	**5,504**	50,057
有關物業租賃的經營租賃費用		**4,140**	3,229
投資物業應收租金減直接費用2,533,000元 (2008年：2,888,000元)		**(24,274)**	(22,454)

5. 除稅前溢利(續)

附註:

(i) *此金額為本集團一間附屬公司借入銀行專項借款的利息支出,該專項借款用作興建固定資產。*

(ii) *已出售存貨成本當中包括117,027,000元(2008年:155,512,000元)有關存貨降值準備、員工成本及折舊,而上表亦分別披露此等開支的個別總數。*

6. 綜合損益表內的所得稅

(a) 綜合損益表所列的稅項為:

	2009年 千元	2008年 千元
本期稅項-香港利得稅準備		
本年度按稅率16.5%(2008年:16.5%)估計應評稅溢利的香港利得稅準備	**9,759**	6,218
以往年度之準備不足/(多提)	**2,023**	(25)
	11,782	6,193
本期稅項-中國		
本年度稅項	**17,718**	20,342
遞延稅項		
暫時性差異產生及轉回	**10,759**	(7,536)
	40,259	18,999

6. 綜合損益表內的所得稅（續）

(a) 綜合損益表所列的稅項為：（續）

附註：

(i) 2009年香港利得稅準備是對截至2009年12月31日止年度的估計應評稅溢利，採用估計年度有效稅率16.5%（2008年：16.5%）計算。同樣地，在中國成立及經營的附屬公司的所得稅，是以適用於該等公司所在的中國相關省份或經濟特區的估計年度有效稅率計算。

(ii) 根據中國企業所得稅法（「新稅法」），中國企業所得稅標準稅率為25%，於2008年1月1日起生效。此外，中國國務院於2007年12月26日通過實施細則（「實施細則」），載列現時所得稅優惠稅率將會如何調整至標準稅率25%的詳情。根據實施細則，本集團某些國內附屬公司的所得稅稅率從2008年起於5年過渡期內逐步變更至標準稅率25%。寬減稅項的詳情在以下的附註披露。

(iii) 一間附屬公司中山中粵馬口鐵工業有限公司（「中粵馬口鐵」）須按標準稅率25%繳納企業所得稅，但假如該司能符合載列於新稅法某些準則和某些其他適用條例，或有資格減低稅率。現時該司能否符合此等準則的評估仍未能確定，此外，稅務機構仍未確認該司截至2009年及2008年12月31日止年度減低稅率的申請。考慮以上因素，中粵馬口鐵採用標準稅率25%來計提該兩年的稅務準備。當中粵馬口鐵的稅務情況能被確認時，任何多提的所得稅準備將於日後調整。

(iv) 中粵浦項為一間於2007年3月16日新稅法通過前已在中國成立的外商投資企業，該司已申請自2008年可享有稅務優惠 — 首兩年為免稅及第3至5年所得稅率減半。中粵浦項從稅務機關口頭通知知悉已得到其批准，但截至本財務報表發出日，仍未收到任何正式的批准文件。董事相信中粵浦項可享有此稅務優惠，因此，於本年及以往年度並無計提任何稅項準備。

(v) 根據新稅法，國內附屬公司及聯營公司向於香港成立的投資者所宣派的股息須按5%繳納扣繳稅。

根據國家稅務機關刊發的財稅(2008)1號，國內公司截至2007年12月31日止未分派的溢利將於未來派發時豁免繳付扣繳稅。

由於本公司控制國內附屬公司的股息政策及已決定國內附屬公司將不會於可見未來派發本年及以往年度的溢利，因此，於2009年12月31日及2008年12月31日，本集團並沒有計提與國內附屬公司未分派溢利有關的扣繳稅準備。進一步的詳情在附註18(d)披露。

6. 綜合損益表內的所得稅(續)

(b) 所得稅支出與會計溢利按適用稅率計算的調節表：

	2009年 千元	2008年 千元
除稅前溢利	**243,684**	139,481
除稅前溢利的名義稅項 (按照適用於相關國家獲得溢利的稅率計算)	**39,807**	22,252
不可扣減支出的稅項影響	**5,166**	9,538
毋須課稅收入的稅項影響	**(4,545)**	(6,702)
本年未確認稅務虧損的稅項影響	**461**	102
使用以前年度未確認稅務虧損的稅項影響	**(2,653)**	(6,166)
以往年度之準備不足╱(多提)	**2,023**	(25)
實際稅項支出	**40,259**	18,999

7. 董事酬金

依照香港《公司條例》第161條所披露的董事酬金如下:

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 (附註)	2009年總額 千元
執行董事							
梁　江	–	506	287	480	1,273	176	1,449
譚云標	–	383	222	528	1,133	98	1,231
宋咸權	–	956	30	211	1,197	74	1,271
李　力(於2009年6月5日辭任)	–	–	26	263	289	26	315
非執行董事							
黃小峰	–	–	–	–	–	–	–
羅蕃郁	–	–	–	–	–	–	–
侯卓冰	–	–	–	–	–	82	82
獨立非執行董事							
Gerard Joseph McMahon	–	300	–	–	300	–	300
譚惠珠	–	300	–	–	300	–	300
李嘉強	–	300	–	–	300	–	300
總額	–	2,745	565	1,482	4,792	456	5,248

7. 董事酬金(續)

依照香港《公司條例》第161條所披露的董事酬金如下:(續)

	董事袍金 千元	基本薪金、津貼及其他福利 千元	退休計劃供款 千元	花紅 千元	小計 千元	以股份為基礎的開支 千元 (附註)	2008年總額 千元
執行董事							
梁　江	–	492	301	660	1,453	1	1,454
李　力(於2008年1月7日委任)	–	–	52	524	576	1	577
譚云標	–	370	278	1,136	1,784	1	1,785
宋咸權(於2008年4月17日委任)	–	780	25	233	1,038	–*	1,038
曾翰南(於2008年4月17日辭任)	–	271	11	223	505	–	505
非執行董事							
黃小峰(於2008年10月29日委任)	–	–	–	–	–	–	–
趙雷力(於2008年9月12日辭任)	–	–	–	–	–	–	–
羅蕃郁	–	–	–	–	–	–	–
侯卓冰	–	–	–	–	–	–*	–
獨立非執行董事							
Gerard Joseph McMahon	–	300	–	–	300	–	300
譚惠珠	–	300	–	–	300	–	300
李嘉強	–	300	–	–	300	–	300
總額	–	2,813	667	2,776	6,256	3	6,259

* *金額少於1,000元*

附註: *此金額為根據本公司股票期權計劃所授出購股權予董事所估計的價值。此等購股權的價值是按本集團載列附註1(p)(ii)的會計政策以股份為基礎的支出交易所述而計算的。*

此等非現金福利的詳情(包括已授出購股權的主要條款及數目)於董事會報告內的「本公司之股票期權計劃」一節及附註24披露。

8. 最高酬金個別人士

於五名最高酬金的個別人士中，三名董事(2008年：三名)的酬金已在附註7披露。其他兩名(2008年：兩名)個別人士的酬金總額如下：

	2009年 千元	2008年 千元
基本薪金、津貼及其他福利	**734**	798
退休計劃供款	**186**	314
以股份為基礎的開支	**131**	1
花紅	**1,250**	1,644
	2,301	2,757

該兩名(2008年：兩名)最高酬金個別人士的酬金的範圍如下：

	2009年 個別人士人數	2008年 個別人士人數
元		
1,000,001– 1,500,000	**2**	2

9. 本公司股權持有人應佔溢利

本公司股權持有人應佔綜合溢利包括17,828,000元(2008年：虧損3,903,000元)已列入本公司財務報表內。

9. 本公司股權持有人應佔溢利(續)

以上金額與本公司本年溢利金額的調節表:

	2009年 千元	2008年 千元
列入本公司財務報表內的股權持有人應佔綜合溢利金額	**17,828**	(3,903)
佔附屬公司權益的減值虧損回撥	**996**	33,949
於年內批准及應付/已支付之股息 (歸屬予前一財政年度聯營公司及附屬公司的溢利)	**84,111**	45,502
本公司本年溢利(附註25(a))	**102,935**	75,548

已支付及應付本公司股權持有人股息之詳情載列於附註10。

10. 股息

(a) 年度應付本公司股權持有人股息:

	2009年 千元	2008年 千元
已宣派及已支付之中期股息每股普通股1.5仙 (2008年:每股普通股2.0仙)	**13,586**	18,112
結算日後建議派發之末期股息每股普通股3.0仙 (2008年:每股普通股1.5仙)	**27,172**	13,584
	40,758	31,696

於結算日後建議派發之末期股息並未於結算日確認為負債。

10. 股息(續)

(b) 於年內批准及支付歸屬於前一財政年度應付本公司股權持有人股息：

	2009年 千元	2008年 千元
於年內批准及支付有關前一財政年度之末期股息每股普通股1.5仙(2008年：每股普通股2.0仙)	**13,584**	18,112

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照本公司普通股股權持有人應佔溢利180,724,000元(2008年：100,646,000元)及於年內已發行普通股加權平均數905,635,000股(2008年：905,603,000股)計算，其股數計算如下：

普通股加權平均股數

	2009年 千股	2008年 千股
於1月1日已發行普通股	**905,603**	905,603
行使購股權的影響(附註24及25(c))	**32**	—
普通股加權平均股數	**905,635**	905,603

11. 每股盈利(續)

(b) 每股攤薄盈利

截至2009年12月31日止年度的每股攤薄盈利是按照本公司普通股股權持有人應佔溢利180,724,000元及普通股加權平均數907,642,000股計算，其股數計算如下：

普通股加權平均股數(攤薄)

	2009年 千股	2008年 千股
用作計算每股基本盈利的普通股加權平均股數	**905,635**	905,603
根據本公司股票期權計劃下被視作以零代價發行普通股的影響(附註24)	**2,007**	—
普通股加權平均股數(攤薄)	**907,642**	905,603

截至2008年12月31日止年度，由於潛在普通股並無任何攤薄影響，每股攤薄盈利的金額與每股基本盈利相同。

12. 分類報告

本集團按產品及服務來劃分分部及進行管理。劃分須滙報分部的準則與本集團向最高行政管理人員內部呈報資料以進行資源分配及表現評估時所採用的準則一致。本集團確定了下列3個須滙報分部。在劃分下列須滙報分部時，本集團並無將任何經營分部合併計算。

- 馬口鐵：此分部生產及銷售馬口鐵及相關產品，主要被食品加工生產商用作包裝物料
- 鮮活食品：此分部代理及買賣鮮活食品
- 物業租賃：此分部出租辦公室及工業物業以產生租金收入

12. 分類報告(續)

(a) 分部業績、資產及負債

根據香港財務報告準則第8號，編製本財務報表所披露的分部資料是與本集團最高行政管理人員用來作分部表現評估及分部間資源分配而使用的資料一致。就此而言，本集團最高行政管理人員按以下基準監控歸屬予每個須滙報分部的業績、資產及負債：

— 分部溢利包括參考該等分部產生的收入及該等分部發生的支出或歸屬予該等分部資產的折舊或攤銷產生的支出，將收入及支出分配至須滙報分部。

— 分部資產包括所有有形、無形資產及流動資產(不包括佔聯營公司權益、交易證券及其他企業資產)。分部負債包括歸屬予個別分部營業活動的流動和非流動負債及分部直接管理的借款。

此外，向管理層提供的分部資料是關於收入(沒有重大的分部間收入)、損益、資產、負債及其他與分部表現評估及分部間資源分配(如重大)有關的資料。分部間銷售價格乃參考向外部收取類似訂單的價格。

12. 分類報告(續)

(a) 分部業績、資產及負債(續)

年內,向本集團最高行政管理人員提供用來作資源分配及分部表現評估有關本集團須滙報分部資料載列如下。

	馬口鐵		鮮活食品		物業租賃		合計	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元	**2009年 千元**	2008年 千元	**2009年 千元**	2008年 千元
來自外部客戶的收入	**2,145,267**	2,750,900	**180,029**	203,626	**26,807**	25,342	**2,352,103**	2,979,868
分類間的收入	**-**	-	**-**	-	**-**	186	**-**	186
須滙報分部收入	**2,145,267**	2,750,900	**180,029**	203,626	**26,807**	25,528	**2,352,103**	2,980,054
須滙報分部溢利	**153,699**	67,762	**62,440**	76,808	**17,641**	14,509	**233,780**	159,079
須滙報分部資產	**1,925,397**	2,061,970	**95,070**	103,217	**302,291**	285,182	**2,322,758**	2,450,369
須滙報分部負債	**715,402**	1,014,383	**30,328**	31,158	**31,077**	32,158	**776,807**	1,077,699
年度折舊及攤銷	**86,269**	79,038	**373**	367	**1,995**	1,943	**88,637**	81,348
利息收入	**5,800**	6,703	**9**	224	**-**	48	**5,809**	6,975
存貨降值準備	**5,500**	50,041	**4**	16	**-**	-	**5,504**	50,057
年內增加非流動分部資產	**34,726**	92,079	**458**	372	**4,214**	7,869	**39,398**	100,320

12. 分類報告(續)

(b) 須滙報分部損益、資產及負債之調節表

	2009年 千元	2008年 千元
溢利		
來自本集團外部客戶的須滙報分部溢利	**233,780**	159,079
未分配總部及企業收入及支出	**(12,329)**	8,208
投資物業估值收益/(虧損)	**16,118**	(19,429)
融資成本	**(6,784)**	(24,905)
應佔聯營公司溢利減虧損	**12,899**	16,528
綜合除税前溢利	**243,684**	139,481
資產		
須滙報分部資產	**2,322,758**	2,450,369
佔聯營公司權益	**196,772**	201,973
交易證券	**–**	2,259
分類為待出售之非流動資產	**–**	3,833
未分配總部及企業資產	**23,280**	24,412
綜合總資產	**2,542,810**	2,682,846
負債		
須滙報分部負債	**776,807**	1,077,699
直接控股公司借款	**–**	10,000
未分配總部及企業負債	**41,494**	44,953
綜合總負債	**818,301**	1,132,652

12. 分類報告(續)

(c) 地區資料

下表載列有關(i)本集團來自外部客戶的收入及(ii)本集團的固定資產及佔聯營公司權益(「指定非流動資產」)地區的資料。客戶地區分佈乃按提供服務或送貨的地點,指定非流動資產地區分佈乃按資產的所在地(適用於固定資產)及按經營地點(適用於佔聯營公司權益)。

	來自外部客戶的收入		指定非流動資產	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
香港(定居地)	**238,092**	278,292	**97,379**	87,465
中國內地	**1,406,241**	1,765,844	**1,357,081**	1,404,122
亞洲國家(不含中國內地及香港)	**549,569**	827,309	**–**	–
其他國家	**158,201**	108,423	**–**	–
	2,114,011	2,701,576	**1,357,081**	1,404,122
	2,352,103	2,979,868	**1,454,460**	1,491,587

13. 固定資產

(a) 本集團

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值：									
於2009年1月1日	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
滙兑調整	633	-	21	1,338	12	2,004	281	114	2,399
增置	3,432	-	4,387	24,478	-	32,297	1,854	5,289	39,440
出售	-	-	-	(2,884)	(210)	(3,094)	-	-	(3,094)
從在建工程轉入	1,441	-	(6,680)	2,415	-	(2,824)	2,824	-	-
重新分類	(10,468)	-	-	10,679	-	211	(1,045)	834	-
公允價值調整	-	-	-	-	-	-	16,118	-	16,118
於2009年12月31日	408,586	1,918	11,477	707,394	8,613	1,137,988	282,420	130,447	1,550,855
代表：									
成本	408,586	1,918	11,477	707,394	8,613	1,137,988	-	130,447	1,268,435
估值 – 2009年	-	-	-	-	-	-	282,420	-	282,420
	408,586	1,918	11,477	707,394	8,613	1,137,988	282,420	130,447	1,550,855
累計折舊：									
於2009年1月1日	68,392	1,897	-	114,098	5,161	189,548	-	16,830	206,378
滙兑調整	31	-	-	528	7	566	-	19	585
本年折舊	18,734	12	-	66,280	859	85,885	-	2,943	88,828
出售時回撥	-	-	-	(2,435)	(189)	(2,624)	-	-	(2,624)
於2009年12月31日	87,157	1,909	-	178,471	5,838	273,375	-	19,792	293,167
賬面淨值：									
於2009年12月31日	321,429	9	11,477	528,923	2,775	864,613	282,420	110,655	1,257,688

13. 固定資產(續)

(a) 本集團(續)

	持作自用的建築物 千元	租賃物業裝修 千元	在建工程 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	以經營租賃持作自用的租賃土地權益 千元	總額 千元
成本或估值:									
於2008年1月1日	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
滙兑調整	17,954	–	17,201	20,473	389	56,017	10,328	4,238	70,583
增置	26,670	–	61,708	7,823	1,282	97,483	782	2,068	100,333
出售	(384)	–	–	(3,982)	(380)	(4,746)	–	–	(4,746)
從在建工程轉入	46,891	–	(343,475)	292,790	–	(3,794)	3,794	–	–
重新分類至投資物業	–	–	–	–	–	–	2,689	(2,689)	–
與以前年度購置固定資產有關的政府補助	–	–	–	(2,520)	–	(2,520)	–	–	(2,520)
公允價值調整	–	–	–	–	–	–	(19,429)	–	(19,429)
於2008年12月31日	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
代表:									
成本	413,548	1,918	13,749	671,368	8,811	1,109,394	–	124,210	1,233,604
估值-2008年	–	–	–	–	–	–	262,388	–	262,388
	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
累計折舊:									
於2008年1月1日	47,652	1,884	–	54,361	4,497	108,394	–	13,493	121,887
滙兑調整	2,864	–	–	3,360	239	6,463	–	490	6,953
本年折舊	18,159	13	–	59,785	767	78,724	–	2,847	81,571
出售時回撥	(283)	–	–	(3,408)	(342)	(4,033)	–	–	(4,033)
於2008年12月31日	68,392	1,897	–	114,098	5,161	189,548	–	16,830	206,378
賬面淨值:									
於2008年12月31日	345,156	21	13,749	557,270	3,650	919,846	262,388	107,380	1,289,614

13. 固定資產(續)

(b) 本公司

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值:						
於2009年1月1日	1,385	1,481	1,220	4,086	85,911	89,997
增置	–	42	–	42	–	42
出售	–	(174)	–	(174)	–	(174)
公允價值調整	–	–	–	–	9,974	9,974
於2009年12月31日	1,385	1,349	1,220	3,954	95,885	99,839
代表:						
成本	1,385	1,349	1,220	3,954	–	3,954
估值—2009年	–	–	–	–	95,885	95,885
	1,385	1,349	1,220	3,954	95,885	99,839
累計折舊:						
於2009年1月1日	1,363	1,118	1,056	3,537	–	3,537
本年折舊	13	115	63	191	–	191
出售時回撥	–	(166)	–	(166)	–	(166)
於2009年12月31日	1,376	1,067	1,119	3,562	–	3,562
賬面淨值:						
於2009年12月31日	9	282	101	392	95,885	96,277

13. 固定資產(續)

(b) 本公司(續)

	租賃物業裝修 千元	廠房及機器、傢具、固定裝置及設備 千元	汽車 千元	小計 千元	投資物業 千元	總額 千元
成本或估值：						
於2008年1月1日	1,385	2,500	1,220	5,105	103,800	108,905
增置	–	14	–	14	–	14
出售	–	(1,033)	–	(1,033)	–	(1,033)
公允價值調整	–	–	–	–	(17,889)	(17,889)
於2008年12月31日	1,385	1,481	1,220	4,086	85,911	89,997
代表：						
成本	1,385	1,481	1,220	4,086	–	4,086
估值－2008年	–	–	–	–	85,911	85,911
	1,385	1,481	1,220	4,086	85,911	89,997
累計折舊：						
於2008年1月1日	1,351	1,962	992	4,305	–	4,305
本年折舊	12	146	64	222	–	222
出售時回撥	–	(990)	–	(990)	–	(990)
於2008年12月31日	1,363	1,118	1,056	3,537	–	3,537
賬面淨值：						
於2008年12月31日	22	363	164	549	85,911	86,460

13. 固定資產(續)

(c) 物業的賬面淨值分析如下：

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
於香港以長期租賃持有	**95,885**	85,911	**95,885**	85,911
於中國其他地區以中期租賃持有	**618,619**	629,013	**–**	–
	714,504	714,924	**95,885**	85,911
代表：				
以公允價值列賬的土地及建築物	**282,420**	262,388	**95,885**	85,911
以成本列賬的建築物	**321,429**	345,156	**–**	–
	603,849	607,544	**95,885**	85,911
以經營租賃持作自用的租賃土地權益	**110,655**	107,380	**–**	–
	714,504	714,924	**95,885**	85,911

(d) 本集團及本公司位於香港的投資物業於2009年12月31日由一所獨立測量師行 — 威格斯資產評估顧問有限公司(其部份員工為香港測量師學會會員)按公開市值基準重估，重估總金額為95,885,000元(2008年：85,911,000元)。本集團位於中國的投資物業於2009年12月31日由在中國註冊獨立測量師行 — 廣東財興資產評估土地房地產估價有限公司或秦皇島正揚資產評估事務所按公開市值基準重估，重估總金額為186,535,000元(2008年：176,477,000元)。

(e) 本集團根據經營租賃租出投資物業。該等租賃初期為期1至28年，期滿後可於重新磋商所有條款後續期。該等租賃並無包括或然租金。

13. 固定資產(續)

(e) (續)

本集團根據不可解除的經營租賃在日後應收的最低租賃款項總數如下：

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
1年內	**15,674**	22,622	**4,450**	1,450
1年後但5年內	**16,690**	10,673	**5,602**	–
5年後	**18,333**	19,806	**–**	–
	50,697	53,101	**10,052**	1,450

14. 佔附屬公司權益

		本公司	
	附註	**2009年 千元**	2008年 千元
非上市股份(按成本值)		**211,409**	211,409
向附屬公司提供的借款	*(ii)*	**154,998**	158,143
應收附屬公司款項	*(iii)*	**478,600**	439,382
		845,007	808,934
減：減值虧損		**(293,118)**	(294,114)
		551,889	514,820

附註：

(i) 主要附屬公司的詳情載列於附註36。清盤中而未綜合至財務報表的公司之詳情載列於附註37。

(ii) 向附屬公司提供的借款，其年息率為香港或中國的指定商業銀行提供的2年定期存款息率加0.5%(2008年：香港或中國的指定商業銀行提供的2年定期存款息率加0.5%)。此等借款為無抵押及預期將不會於1年內收回。

(iii) 應收附屬公司款項為免息、無抵押及無固定償還條款。

15. 佔聯營公司權益

	本集團		本公司	
	2009年 **千元**	2008年 千元	**2009年** **千元**	2008年 千元
非上市股份(按成本值)	**–**	–	**240,000**	244,980
應佔資產淨值	**196,772**	206,893	**–**	–
	196,772	206,893	**240,000**	244,980
減：減值虧損	**–**	(1,087)	**(75,722)**	(76,822)
	196,772	205,806	**164,278**	168,158
轉至待出售之非流動資產	**–**	(3,833)	**–**	(3,880)
	196,772	201,973	**164,278**	164,278

於2008年12月31日，由於本公司於2008年內簽署協議以出售其擁有中山寶利食品有限公司30%所有股權權益，因此該聯營公司重新分類為待出售之非流動資產。本集團及本公司分別確認1,087,000元及1,100,000元的減值虧損以降低其賬面值至公允價值減其出售成本。有關交易於2009年完成。

餘下之聯營公司(在中國成立)的詳情載列於附註38。

聯營公司財務資料概要

	資產 千元	負債 千元	權益 千元	收入 千元	稅後溢利 千元
2009年					
百份之百	**715,282**	**(223,352)**	**491,930**	**1,481,193**	**32,248**
本集團實際權益	**286,113**	**(89,341)**	**196,772**	**592,477**	**12,899**
2008年					
百份之百	737,066	(215,734)	521,332	1,539,584	41,176
本集團實際權益	293,169	(86,276)	206,893	613,154	16,528

16. 其他非流動金融資產

	本集團及本公司	
	2009年	2008年
	千元	千元
股權證券		
非上市股權證券（按成本）	**540**	540
減：減值虧損	**(540)**	(540)
	–	–

17. 交易證券

	本集團及本公司	
	2009年	2008年
	千元	千元
交易證券（按市值）		
香港上市股權證券	**–**	2,259

18. 資產負債表內的所得税

(a) 綜合資產負債表內的本期税項為：

	本集團	
	2009年	2008年
	千元	千元
本年度香港利得税準備	**9,759**	6,218
已付暫繳利得税	**(2,496)**	–
	7,263	6,218
與以往年度有關應付／(可收回)利得税結餘	**4,832**	(81)
香港以外税項	**28,436**	17,645
	40,531	23,782
代表：		
可收回本期税項	**(415)**	(151)
應付本期税項	**40,946**	23,933
	40,531	23,782

18. 資產負債表內的所得税(續)

(b) 遞延税項資產及負債被確認:

本集團

於綜合資產負債表內確認的遞延税項(資產)/負債的構成部份及其年內變動如下:

遞延税項源自:	超過有關折舊的折舊免税額 千元	投資物業重估 千元	税務虧損 千元	存貨降值準備 千元	其他 千元	總額 千元
於2009年1月1日	**12,845**	**11,663**	**(133)**	**(8,826)**	**204**	**15,753**
滙兑調整	**22**	**20**	**–**	**(7)**	**(1)**	**34**
列支/(計入)綜合損益表內	**1,531**	**3,905**	**(2,056)**	**8,020**	**(641)**	**10,759**
於2009年12月31日	**14,398**	**15,588**	**(2,189)**	**(813)**	**(438)**	**26,546**
於2008年1月1日	10,640	14,259	(2,866)	–	–	22,033
滙兑調整	678	694	–	(109)	(7)	1,256
列支/(計入)綜合損益表內	1,526	(3,125)	2,569	(8,717)	211	(7,536)
税率變更的影響	1	(165)	164	–	–	–
於2008年12月31日	12,845	11,663	(133)	(8,826)	204	15,753

	本集團 2009年 千元	本集團 2008年 千元
於綜合資產負債表內確認的遞延税項資產淨額	**–**	(9,426)
於綜合資產負債表內確認的遞延税項負債淨額	**26,546**	25,179
	26,546	15,753

18. 資產負債表內的所得稅(續)

(c) 未被確認的遞延稅項資產:

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
稅務虧損	**372,727**	374,919	**367,722**	370,375

根據現時稅務條例,並沒有稅務虧損到期。

(d) 未被確認的遞延稅項負債:

於2009年12月31日,與國內附屬公司未分派溢利有關的暫時性差異金額為194,119,000元(2008年:67,686,000元)。由於本公司控制其附屬公司的股息政策,此等保留溢利在分派時將須支付扣繳稅的遞延稅項負債9,706,000元(2008年:3,384,000元)並沒有被確認。本公司決定此等保留溢利可能不會於可見未來派發。

19. 存貨

(a) 於綜合資產負債表內的存貨包括:

	本集團	
	2009年 千元	2008年 千元
原材料、零備件及消耗品	**104,405**	167,867
在產品	**14,980**	21,615
製成品	**81,033**	211,610
	200,418	401,092

19. 存貨(續)

(b) 被確認為費用的存貨金額分析如下:

	本集團	
	2009年 **千元**	2008年 千元
已出售存貨賬面值	**2,042,257**	2,653,708
存貨降值準備	**5,504**	50,057
	2,047,761	2,703,765

20. 業務及其他應收款項、訂金及預付款

		本集團		本公司	
	附註	**2009年** **千元**	2008年 千元	**2009年** **千元**	2008年 千元
業務應收款項		**65,127**	76,670	**28**	32
應收票據	*(i)*	**296,419**	196,386	**–**	–
其他應收款項、訂金及預付款		**100,977**	50,421	**454**	600
應收聯營公司款項		**17,510**	21,152	**17,510**	21,152
應收關連公司款項	*(ii)*	**22,928**	1,860	**–**	–
衍生金融工具		**3,595**	–	**–**	–
		506,556	346,489	**17,992**	21,784

附註:

(i) 於2009年12月31日,有賬面值為零元(2008年:66,176,000元)的應收票據作為一間國內銀行的抵押,以取得銀行額度。

(ii) 金額為與一間非全資擁有的附屬公司的少數股東有關的公司之業務應收款項結餘。

(iii) 於業務及其他應收款項、訂金及預付款中預期將於1年後收回的結餘為368,000元(2008年:226,000元)。

20. 業務及其他應收款項、訂金及預付款(續)

(a) 賬齡分析

包括在業務及其他應收款項、訂金及預付款中的業務應收款項、應收票據及應收關連公司業務款項(減呆壞賬準備淨額)，以賬齡分析如下：

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
本期	**381,291**	272,297	**28**	32
逾期少於1個月	**799**	277	**–**	–
逾期1至3個月	**1,557**	261	**–**	–
逾期多於3個月但少於12個月	**827**	2,081	**–**	–
逾期金額	**3,183**	2,619	**–**	–
	384,474	274,916	**28**	32

本集團有一套既定政策，信貸期由需預付至不超過180日。

本集團信貸政策的進一步詳情載列於附註26(a)。

(b) 業務應收款項及應收票據減值

業務應收款項及應收票據的減值虧損於撥備賬入賬，惟管理層認為收回金額的機會甚微除外，於此情況下，減值虧損與業務應收款項及應收票據直接撇銷(見附註1(j)(i))。

年內呆賬撥備變動載列如下：

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
於1月1日	**23**	19,209	**–**	7,289
確認減值虧損	**256**	23	**–**	–
不能收回款撇除	**(23)**	(19,209)	**–**	(7,289)
於12月31日	**256**	23	**–**	–

20. 業務及其他應收款項、訂金及預付款(續)

(b) 業務應收款項及應收票據減值(續)

於2009年12月31日，本集團的業務應收款項及應收票據491,000元(2008年：23,000元)個別釐定為已減值。個別減值應收款項與有財務困難的客戶有關，而管理層評估預期只有部份應收款項不能收回，因此呆賬之特定撥備256,000元(2008年：23,000元)已確認。本集團並無就此等結餘持有任何抵押品。

(c) 並無減值的業務應收款項及應收票據

並無個別或集體視為減值的業務應收款項、應收票據及應收關連公司業務款項的賬齡分析如下：

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
本期	**381,291**	272,297	**28**	32
逾期少於1個月	**799**	277	**–**	–
逾期1至3個月	**1,322**	261	**–**	–
逾期多於3個月至少於12個月	**827**	2,081	**–**	–
逾期金額	**2,948**	2,619	**–**	–
	384,239	274,916	**28**	32

並無逾期或減值的應收款項與多名並無近期欠款記錄之客戶相關。

已逾期但無減值的應收款項與多名擁有良好記錄之本集團獨立客戶相關。根據過往經驗，管理層相信，由於信貸質素無重大變動，而結餘仍被視為可悉數收回，故毋須就此等結餘作減值撥備。本集團並無就此等結餘持有任何抵押品。

21. 現金及現金等價物

	本集團		本公司	
	2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
銀行定期存款	**237,578**	149,273	**–**	–
銀行存款及現金	**143,383**	278,736	**4,950**	2,010
於資產負債表內的現金及現金等價物	**380,961**	428,009	**4,950**	2,010
已抵押的銀行存款	**(246,018)**	(37,566)	**–**	–
於綜合現金流量表內的現金及現金等價物	**134,943**	390,443		

22. 業務及其他應付款項

	附註	本集團		本公司	
		2009年 千元	2008年 千元	**2009年 千元**	2008年 千元
業務應付款項		**44,027**	47,478	**29**	29
其他應付款項及應計提費用		**148,584**	129,632	**14,123**	16,147
應付附屬公司款項		**–**	–	**5,404**	29,989
應付聯營公司款項		**–**	21	**–**	–
應付關連公司款項	*(i)*	**64,448**	274,350	**–**	–
應付同母系附屬公司款項		**23,250**	23,250	**–**	–
應付直接控股公司		**–**	20	**–**	20
衍生金融工具		**–**	6,285	**–**	–
		280,309	481,036	**19,556**	46,185

附註：

(i) *金額為與一間非全資擁有的附屬公司的少數股東有關的公司業務應付款項結餘。*

(ii) *預期將於1年後付清的業務及其他應付款項為2,506,000元(2008年：1,213,000元)。*

22. 業務及其他應付款項(續)

包括在業務及其他應付款項中的業務應付款項及應付關連公司業務款項，其賬齡分析如下：

	本集團		本公司	
	2009年 **千元**	2008年 千元	**2009年** **千元**	2008年 千元
1個月內或接獲通知時到期	**108,475**	263,303	**29**	29
1個月後但3個月內到期	**–**	58,525	**–**	–
	108,475	321,828	**29**	29

23. 借款

(a) 銀行借款

		本集團	
	附註	**2009年** **千元**	2008年 千元
無抵押	*(i)*	**–**	85,043
以銀行存款作抵押	*(ii)*	**230,940**	24,521
以投資物業作抵押	*(iii)*	**160,000**	480,000
		390,940	589,564

於2009年12月31日，銀行借款須償還如下：

	本集團	
	2009年 **千元**	2008年 千元
1年內或接獲通知時到期	**230,940**	184,521
1年後但2年內	**160,000**	245,043
2年後但5年內	**–**	160,000
	160,000	405,043
	390,940	589,564

23. 借款(續)

(a) 銀行借款(續)

附註：

(i) *於2008年12月31日，此無抵押銀行借款為授予本集團一間非全資附屬公司中粵浦項的借款，並由本集團的一間附屬公司中粵馬口鐵提供擔保。於2008年12月31日，一少數股東就此等無抵押銀行借款向中粵馬口鐵提供28,915,000元的反擔保。*

(ii) *此等借款以銀行存款233,035,000元(2008年：24,515,000元)作抵押。*

(iii) *此等借款由本公司作擔保，並以位於香港的投資物業作抵押，其賬面值為95,885,000元(2008年：85,911,000元)。*

此外，根據借款協議，倘本公司的直接控股公司粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本，或(ii)對本公司擁有實際之管理控制權，則貸款人可要求，即時償還尚未償還借款及所有應計利息。

另外，此等借款取決於履行與本集團某些資產負債表及損益表比率有關的條款，此等條款為財務機構常用的貸款安排；如本集團違反有關條款，有關借款將會於接獲銀行通知時到期。本集團定期地監察有否遵守此等條款；本集團流動性風險管理的進一步詳情載列於附註26(b)。截至2009年12月31日止，本集團並無違反任何與銀行借款有關的條款。

(iv) *於結算日，本公司董事並不認為就以上附註(iii)所披露有關根據本公司為一間附屬公司提取的銀行借款所發出的公司擔保會令本公司可能被提出申索。於結算日，本公司所發出最高的擔保金額為160,000,000元(2008年：480,000,000元)。本公司並無就此擔保確認任何遞延收入，這是由於此擔保的公允價值並不能被可靠地計量及有關交易價格為零元(2008年：零元)。*

23. 借款(續)

	本集團及本公司	
	2009年 千元	2008年 千元
(b) 直接控股公司借款	–	10,000

於2008年12月31日,此借款為無抵押,年利率為3個月香港銀行同業拆息加0.35%,此借款已於2009年6月償還。

	本集團	
	2009年 千元	2008年 千元
(c) 少數股東借款	–	2,940

於2008年12月31日,此借款是由一少數股東向本集團一間非全資附屬公司提供,為無抵押及免息。此借款已於2009年2月償還。於2008年12月31日,本集團亦按其股權比例向該非全資附附屬公司提供3,060,000元借款。

	本集團	
	2009年 千元	2008年 千元
(d) 關連公司借款	**79,560**	–

此等借款是由本集團一間非全資附屬公司向其少數股東的一間關連公司提取的。此等借款為無抵押,年利率為3個月倫敦銀行同業拆息加2%,並須於2010年9月7日及2010年10月14日償還。本集團亦按其股權比例向該非全資附屬公司提供154,440,000元借款。

24. 股權結算以股份為基礎的交易

為了使股票期權計劃條款能與目前慣例可資比較,以及為董事提供更大的彈性,本公司於2001年8月24日採納新股票期權計劃(「2001年股票期權計劃」)。根據2001年股票期權計劃,董事獲授權酌情邀請本公司及其附屬公司的全職僱員(包括執行董事,但不包括非執行董事)認購購股權以認購本公司股份。按2001年股票期權計劃,授出的購股權可自授出日起21天內以書面接納及由承授人以10元的總代價支付予本公司。購股權於授出日期3個月後歸屬,並可於5年期間內行使。每份購股權賦予持有人權利認購一股股份。

於2004年6月11日,本公司之股東通過決議案採納具有與目前慣例可資比較之條款之新股票期權計劃(「2004年股票期權計劃」)以招聘及挽留優秀之僱員長遠地為本集團服務,並且與其顧問、專業諮詢人、貨品或服務之供應商及客戶維持良好關係,亦可招徠對本集團有價值之人力資源。2004年股票期權計劃之合資格參與者包括本公司之董事(包括非執行及獨立非執行董事)、本集團之僱員或行政人員、本集團之顧問或諮詢人、本集團之貨品或服務之供應商、本集團之客戶及本集團之主要股東。

同日,本公司之股東亦通過決議案終止2001年股票期權計劃。之前根據2001年股票期權計劃授出之購股權一直有效,直至失效為止。

於2008年12月29日,本公司股東通過決議案採納新股票期權計劃(「2008年股票期權計劃」),條款與目前慣例可資比較,以招聘及挽留優秀之僱員長遠地為本集團服務。2008年股票期權計劃之合資格參與者包括本公司之董事、本集團之高級管理人員或核心技術及管理人員。

根據2008年股票期權計劃,董事獲授權酌情邀請本公司及其附屬公司之任何合資格參與者以零代價接納購股權認購本公司之普通股。待符合本集團及合資格參與者之表現條件,由購股權授出日期起2年、3年、4年及5年後分別歸屬40%、30%、10%及20%。購股權可由授出日期起計5.5年期內行使。每份購股權賦予持有人權利認購一股普通股。

於同日,本公司股東亦通過決議案終止2004年股票期權計劃。之前根據2004年股票期權計劃授出之購股權一直有效,直至獲行使或失效為止。

24. 股權結算以股份為基礎的交易(續)

(a) 於年內存在的授出條款及條件如下(所有購股權均以實物股票支付):

	購股權數目	歸屬的條件	購股權的合約期限
董事持有的購股權:			
一於2004年2月6日授出	1,500,000	由授出日期起3個月	5年
一於2006年3月9日授出	4,600,000	由授出日期起3個月	10年
一於2008年12月30日授出	5,250,000	附註	5.5年
僱員及其他參與者持有的購股權:			
一於2004年2月6日授出	3,000,000	由授出日期起3個月	5年
一於2006年3月9日授出	5,350,000	由授出日期起3個月	10年
一於2008年12月30日授出	3,800,000	附註	5.5年
	23,500,000		

附註: *待符合本集團及合資格參與者之表現條件，由購股權授出日期起2年、3年、4年及5年後分別歸屬40%、30%、10%及20%的購股權。*

24. 股權結算以股份為基礎的交易(續)

(b) 購股權的數目及加權平均行使價如下：

	2009年		2008年	
	加權平均行使價	**購股權數目千份**	加權平均行使價	購股權數目千份
於年初未行使	**1.125元**	**15,600**	1.636元	14,450
年內授出	**–**	**–**	0.750元	9,050
年內失效	**1.582元**	**(1,500)**	1.660元	(1,700)
年內註銷	**0.750元**	**(1,080)**	1.622元	(6,200)
年內行使	**0.750元**	**(120)**		–
於年末未行使	**1.106元**	**12,900**	1.125元	15,600
於年末可行使	**1.660元**	**5,050**	1.642元	6,550

於2009年12月31日，未行使的購股權之加權平均行使價為1.106元(2008年：1.125元)及其加權平均餘下合約期限為5.15年(2008年：5.54年)。

24. 股權結算以股份為基礎的交易(續)

(c) 購股權公允價值及假設

已接受之服務的公允價值以已授出之購股權作回報是參考已授出之購股權的公允價值去計算。估計已授出之購股權的公允價值是按二項式點陣法模式(「該模式」)去計算。購股權的合約期限用作輸入該模式。預期提早行使購股權也包括在該模式。

	於2008年12月30日授出之購股權	於2006年3月9日授出之購股權
計算日的公允價值	0.22元	0.29元
授予日的股價	0.74元	1.64元
行使價	0.75元	1.66元
預期波幅(於該模式採用以加權平均波幅表達)	47%	78%
購股權期限(於該模式採用以加權平均年期表達)	5.5年	10年
預期股息	5.410%	2.564%
無風險利率(按外滙基金票據)	1.194%	4.444%

預期波幅是按歷史波幅(按購股權加權平均餘下年期計算),再按公眾可得的資料(預期未來波幅作出改變)加以調整。預期股息按照歷史股息。主觀輸入假設的改變可重大地影響公允價值的估計。

購股權是在服務的情況下授予的。此情況並無考慮於授予日已接受服務的公允價值的計算。授予購股權與市場情況並無關連。

25. 股本及儲備

(a) 權益組成部份之變動

本集團之期初及期末綜合權益各組成部份之對帳載列於綜合權益變動表內。本公司本年初至年末之個別權益組成部份變動詳情如下：

本公司

	股本 千元	股份溢價 千元	資本儲備－購股權 千元	特別資本儲備 千元	保留溢利 千元	總額 千元
於2008年1月1日的結餘	452,802	4,423	2,881	107,440	132,432	699,978
2008年的權益變動：						
已批准與去年有關之股息	–	–	–	–	(18,112)	(18,112)
年內購股權失效及註銷	–	–	(1,426)	–	1,426	–
已宣派與本年有關之股息	–	–	–	–	(18,112)	(18,112)
授出購股權	–	–	4	–	–	4
本年全面收益總額	–	–	–	–	75,548	75,548
於2008年12月31日及2009年1月1日的結餘	452,802	4,423	1,459	107,440	173,182	739,306
2009年的權益變動：						
已批准與去年有關之股息	**–**	**–**	**–**	**–**	**(13,584)**	**(13,584)**
已宣派與本年有關之股息	**–**	**–**	**–**	**–**	**(13,586)**	**(13,586)**
行使購股權	**60**	**57**	**(27)**	**–**	**–**	**90**
本年以股份為基礎的開支	**–**	**–**	**669**	**–**	**–**	**669**
本年全面收益總額	**–**	**–**	**–**	**–**	**102,935**	**102,935**
於2009年12月31日的結餘	**452,862**	**4,480**	**2,101**	**107,440**	**248,947**	**815,830**

25. 股本及儲備(續)

(b) 股本

	2009年 股份數目 千股	2009年 千元	2008年 股份數目 千股	2008年 千元
法定：				
每股面值0.5元的普通股	**3,000,000**	**1,500,000**	3,000,000	1,500,000
已發行及繳足：				
於1月1日	**905,603**	**452,802**	905,603	452,802
行使購股權	**120**	**60**	–	–
於12月31日	**905,723**	**452,862**	905,603	452,802

普通股持有人有權收取不時宣派的股息，並有權於本公司會議上按每股一票的比例投票。就本公司餘下資產而言，所有普通股均享有同等地位。

(c) 根據股票期權計劃已發行股本

於年內，有購股權以代價90,000元行使認購本公司普通股120,000股，其中60,000元計入股本，而餘額30,000元則計入股份溢價。另有27,000元根據載列於附註1(p)(ii)的會計政策從資本儲備 — 購股權轉到股份溢價。

於2008年，並沒有購股權行使以認購本公司普通股。

(d) 儲備性質及用途

(i) 股份溢價

股份溢價的運用受香港《公司條例》第48B條的規管。

(ii) 資本儲備 — 購股權

資本儲備 — 購股權為授予本公司員工按實際或估計未行使購股權的數目的公允價值，根據會計政策附註1(p)(ii)以股份為基礎的支出而確認。

25. 股本及儲備(續)

(d) 儲備性質及用途(續)

(iii) 特別資本儲備

特別資本儲備在本公司於2005年完成的資本重組時產生。有關計入此儲備的數額，本公司向香港高等法院作出承諾，條件為除非及直到達成某些條款，否則此儲備不能作變現溢利及不可派發。

(iv) 滙兑儲備

滙兑儲備包括所有由換算香港境外業務的財務報表所產生的滙兑差異。此儲備按載列於附註1(t)的會計政策處理。

(v) 其他儲備為中國成立的實體的法定儲備。

(e) 可派發的儲備

於2009年12月31日，可供派發予本公司股權持有人的儲備總金額為202,962,000元(2008年：137,171,000元)。此乃根據香港《公司條例》第79B條所計算的。

(f) 資金管理

本集團管理資金的主要目標為透過將產品及服務價格定於與風險水平成比例的定價，以及按合理成本取得融資維持本集團持續經營的能力，致使其可繼續為股東帶來回報及為其他利益相關者帶來利益。本集團的資本包括其權益。

本集團積極及定期檢討及管理其資本結構，就可能涉及較高股東回報與維持穩健資本狀況的好處及保障間維持平衡，並因應經濟狀況變動對資本結構作出調整。

25. 股本及儲備(續)

(f) 資金管理(續)

本集團按淨債務對資本比率為基準監控其資本結構。本集團的策略為維持淨債務對資本比率在合理水平。為維持或調整該比率，本集團或會調整向股東派息之金額、發行新股份、向股東退還資本、籌集新債務融資或令資產套現以減低債務。於2009年12月31日，本集團的淨債務對資本比率如下：

	2009年 千元	2008年 千元
銀行借款	**390,940**	589,564
直接控股公司借款	**–**	10,000
少數股東借款	**–**	2,940
關連公司借款	**79,560**	–
借款	**470,500**	602,504
減：現金及現金等價物	**(380,961)**	(428,009)
淨債務	**89,539**	174,495
本公司股權持有人應佔權益	**1,592,775**	1,437,413
淨債務對資本比率	**5.6%**	12.1%

本集團須維持其股權持有人應佔權益於某一個水平，以符合附註23(a)(iii)所披露須履行的條款。除此以外，本公司或其任何附屬公司均毋須遵守其他外部資金規定。

26. 金融工具

信貸、流動性、利率、外幣風險在本集團一般業務過程中出現。本集團亦承受來自其股權投資於其他企業的股權價格風險。該等風險受下文所述本集團的財務管理政策及常規所限制。

(a) 信貸風險

本集團的信貸風險主要來自銀行存款、業務及其他應收款項、訂金及預付款。管理層訂有信貸政策，而所承受的該等信貸風險會予以持續監察。

銀行存款方面，本集團只在中國及香港的主要財務機構存放存款。

與馬口鐵業務有關的業務應收款項及應收票據，本集團通常向馬口鐵客戶收取訂金、預付款、票據或信用證，對所有超過若干信貸金額的客戶進行信貸評估。業務應收款項通常從賬單日期起30日內到期，而從客戶收取由銀行簽發的應收票據到期日通常為3至6個月。食品貿易業務的信貸期通常介乎1至2個月。鮮活食品經銷業務的信貸期通常少於1個月，本集團會要求某些客戶提供現金按金或由其他方提供財務擔保。本集團的物業租賃業務則要求租客預付1個月租金及提供租金按金。一般而言，本集團債務人結餘到期超過1個月須全數償付未償還結餘後，方會獲授任何進一步的信貸。

於結算日，本集團有一定程度集中的信貸風險，本集團最大的債務人及5名最大債務人所佔的業務應收款項及應收票據總額分別為14.9%(2008年：13.3%)及37.0%(2008年：34.3%)。

不計所持任何抵押品，所面對最大信貸風險為資產負債表內每項金融資產的賬面值(扣除任何減值撥備)。本集團並沒有提供任何其他擔保而令本集團面對信貸風險。本公司向本集團的一間附屬公司提供擔保的詳情載列於附註23(a)。

有關本集團就業務及其他應收款項、訂金及預付款所面對信貸風險的進一步定量披露資料載列於附註20。

(b) 流動性風險

本集團內的獨立營運實體自行負責本身的現金管理。但除向主要財務機構存放定期存款外，盈餘現金的短期投資及籌集借款以支付預期的現金需求必須得到母公司的批准。本集團的政策為定期監察流動資金需要，以確保其維持足夠現金及現金等價物儲備及來自主要財務機構的已承諾融資額足以應付其短期及長期的流動資金需要。

26. 金融工具(續)

(b) 流動性風險(續)

下表詳述於結算日本集團及本公司非衍生金融負債及衍生金融負債餘下合約的到期狀況，乃按已訂約未貼現現金流量(包括按合約利率或(倘屬浮動)結算日當日利率計算的利息付款)及本集團及本公司需要付款的最早日期為基準作出：

本集團

	2009年 已訂約未貼現現金流出／(流入)					
	1年內或接獲通知時到期 千元	**超過1年但少於2年 千元**	**超過2年但少於5年 千元**	**超過5年 千元**	**合計 千元**	**資產負債表的賬面值 千元**
銀行借款	**233,319**	**160,070**	**–**	**–**	**393,389**	**390,940**
關連公司借款	**80,878**	**–**	**–**	**–**	**80,878**	**79,560**
業務及其他應付款項	**280,309**	**–**	**–**	**–**	**280,309**	**280,309**
遠期外滙合同(未償還淨額)(附註26(d))	**(11,415)**	**–**	**–**	**–**	**(11,415)**	**(3,595)**
	583,091	**160,070**	**–**	**–**	**743,161**	**747,214**

	2008年 已訂約未貼現現金流出					
	1年內或接獲通知時到期 千元	超過1年但少於2年 千元	超過2年但少於5年 千元	超過5年 千元	合計 千元	資產負債表的賬面值 千元
銀行借款	193,517	248,956	160,095	–	602,568	589,564
直接控股公司借款	10,065	–	–	–	10,065	10,000
少數股東借款	2,940	–	–	–	2,940	2,940
業務及其他應付款項	481,036	–	–	–	481,036	481,036
	687,558	248,956	160,095	–	1,096,609	1,083,540

26. 金融工具(續)

(b) 流動性風險(續)

本集團(續)

	2009年 已訂約未貼現現金流出/(流入)				
	1年內或 接獲通知 時到期 千元	**超過 1年但 少於2年 千元**	**超過 2年但 少於5年 千元**	**超過5年 千元**	**合計 千元**
以總額結算的衍生金融產品:					
遠期外滙合同(附註26(d)(i))					
—流出	–	–	–	–	–
—流入	–	–	–	–	–

	2008年 已訂約未貼現現金流出/(流入)				
	1年內或 接獲通知 時到期 千元	超過 1年但 少於2年 千元	超過 2年但 少於5年 千元	超過5年 千元	合計 千元
以總額結算的衍生金融產品:					
遠期外滙合同(附註26(d)(i))					
—流出	408,243	–	–	–	408,243
—流入	(401,957)	–	–	–	(401,957)

26. 金融工具(續)

(b) 流動性風險(續)

本公司

	2009年 已訂約未貼現現金流出					
	1年內或 接獲通知 時到期 千元	超過 1年但 少於2年 千元	超過 2年但 少於5年 千元	超過5年 千元	合計 千元	資產 負債表的 賬面值 千元
業務及其他應付款項	**19,556**	**–**	**–**	**–**	**19,556**	**19,556**

	2008年 已訂約未貼現現金流出					
	1年內或 接獲通知 時到期 千元	超過 1年但 少於2年 千元	超過 2年但 少於5年 千元	超過5年 千元	合計 千元	資產 負債表的 賬面值 千元
直接控股公司借款	10,065	–	–	–	10,065	10,000
業務及其他應付款項	46,185	–	–	–	46,185	46,185
	56,250	–	–	–	56,250	56,185

26. 金融工具(續)

(b) 流動性風險(續)

本公司(續)

	2009年 已訂約未貼現現金流出					
	1年內或接獲通知時到期 千元	超過1年但少於2年 千元	超過2年但少於5年 千元	超過5年 千元	合計 千元	資產負債表的賬面值 千元
已作出財務擔保:						
最高擔保金額(附註23(a)(iv))	**160,000**	**–**	**–**	**–**	**160,000**	**–**

	2008年 已訂約未貼現現金流出					
	1年內或接獲通知時到期 千元	超過1年但少於2年 千元	超過2年但少於5年 千元	超過5年 千元	合計 千元	資產負債表的賬面值 千元
已作出財務擔保:						
最高擔保金額(附註23(a)(iv))	480,000	–	–	–	480,000	–

(c) 利率風險

本集團及本公司利率風險主要來自計息借款及現金及現金等價物。按可變利率及按固定利率發行之借款使本集團及本公司分別承受現金流量利率風險及公允價值利率風險。本集團及本公司並無使用任何衍生金融產品去對沖利率風險。本集團及本公司之利率概況由管理層監察,載列於下文(i)。

26. 金融工具(續)

(c) 利率風險(續)

(i) 利率概況

下表詳細載列於結算日本集團及本公司借款及貸款淨額(計息借款減現金及現金等價物和貸款)之利率概況：

本集團

	2009年		2008年	
	實際利率(每年)	千元	實際利率(每年)	千元
固定利率借款：				
銀行借款	0.97%	230,940	7.69%	24,521
可變利率借款：				
直接控股公司借款		–	3個月香港銀行同業拆息+0.35%	10,000
關連公司借款	3個月倫敦銀行同業拆息+2%	79,560		–
銀行借款	1個月香港銀行同業拆息+0.6%	160,000	1個月香港銀行同業拆息+0.6%	480,000
			中國人民銀行貸款基準利率的90%	85,043
		239,560		575,043
總借款		470,500		599,564
現金及現金等價物	1.52%	(380,961)	0.97%	(428,009)
總借款淨值		89,539		171,555
固定利率借款佔總借款之百分比		49.1%		4.1%

26. 金融工具(續)

(c) 利率風險(續)

(i) 利率概況(續)

本公司

	2009年 實際利率 (每年)	2009年 千元	2008年 實際利率 (每年)	2008年 千元
可變利率借款：				
直接控股公司借款		–	3個月香港銀行同業拆息+0.35%	10,000
可變利率貸款：				
向附屬公司提供的借款	**香港或中國的指定商業銀行提供的2年定期存款利率+0.5%**	**(154,998)**	香港或中國的指定商業銀行提供的2年定期存款利率+0.5%	(158,143)
現金及現金等價物	**0%**	**(4,950)**	0%	(2,010)
總貸款淨值		**(159,948)**		(150,153)

(ii) 敏感度分析

於2009年12月31日，在所有其他可變因素保持不變之情況下，估計利率整體增加100基點或減少5基點，本集團的除稅後溢利及保留溢利將分別減少約998,000元或增加約50,000元。

於2008年12月31日，在所有其他可變因素保持不變之情況下，估計利率整體增加200基點或減少15基點，本集團的除稅後溢利及保留溢利將分別減少約6,602,000元或增加約495,000元。

26. 金融工具(續)

(c) 利率風險(續)

(ii) 敏感度分析(續)

以上敏感度分析顯示假設利率於結算日變動及於結算日本集團持有承受公允價值利率風險的金融工具按此而重新計量,對本集團的稅後溢利(及保留溢利)及綜合權益其他組成部份的即時變動。關於來自本集團於結算日持有的浮動利率非衍生工具所涉及的現金流利率風險,對本集團稅後溢利(及保留溢利)及綜合權益其他組成部份的影響乃估算為該等利率變動的利息支出或收入的年度化影響。2008年分析按相同之基準進行。

(d) 外幣風險

本集團承受之外幣風險,主要來自以功能貨幣以外之貨幣計值之相關業務採購及在較少程度上,與出口銷售予海外客戶有關。產生此風險之貨幣主要為美元。

就以功能貨幣以外之貨幣計值之相關業務持有的業務應收及應付款項而言,本集團於需要解決短期不平衡狀況時會按現貨價買賣外幣,確保維持其淨風險於可接受水平。

於2009年12月31日,本集團有外幣借款。然而,本集團以訂立遠期外滙合同來對沖此等金額為29,608,000美元(相等於230,940,000港元)(2008年:3,144,000美元(相等於24,521,000港元))的外幣借款。

此外,於2009年12月31日,本集團承受來自某些內部借款的外幣風險,此等借款(金額為38,000,000港元及28,800,000美元(總金額相等於262,640,000港元)(2008年:162,810,000港元及30,400,000美元(總金額相等於399,930,000港元))並非以國內附屬公司的功能貨幣計量。本集團訂立了23,000,000美元(相等於179,400,000港元)(2008年:114,240,000港元及33,500,000美元(總金額相等於375,540,000港元))的遠期外滙合同作為對沖此外滙風險。

上述遠期外滙合同公允價值的變動於損益確認,而於2009年12月31日該等公允值的淨額3,595,000元(2008年:6,285,000元包括在業務及其他應付款項(附註22))已被確認為衍生金融工具及包括在業務及其他應收款項、訂金及預付款(附註20)。

除上述外,其他借款均以相關公司的功能貨幣計值。

26. 金融工具(續)

(d) 外幣風險(續)

(i) 涉及貨幣風險

下表詳細載列於結算日本集團及本公司承受來自以相關公司之功能貨幣以外之貨幣計值之已確認資產或負債之貨幣風險。

本集團

		2009年	
	港元 千元	美元 千元	人民幣 千元
應收及其他應收款項、 訂金及預付款	–	5,482	15,458
現金及現金等價物	7	5,891	7
銀行借款	–	(29,608)	–
關連公司借款	–	(10,200)	–
業務及其他應付款項	–	(8,583)	(3,148)
承受來自確認資產及負債之風險總額	7	(37,018)	12,317
遠期外滙合同之名義款項	–	30,000	–
整體承受風險淨值	7	(7,018)	12,317

		2008年	
	港元 千元	美元 千元	人民幣 千元
應收及其他應收款項、 訂金及預付款	–	5,021	18,695
現金及現金等價物	38,248	9,588	27
銀行借款	–	(3,144)	–
業務及其他應付款項	–	(35,173)	(3,170)
承受來自確認資產及負債之風險總額	38,248	(23,708)	15,552
遠期外滙合同之名義款項	–	3,387	–
整體承受風險淨值	38,248	(20,321)	15,552

26. 金融工具(續)

(d) 外幣風險(續)

(i) 涉及貨幣風險(續)

本公司

	2009年		2008年	
	美元 千元	人民幣 千元	美元 千元	人民幣 千元
業務及其他應收款項、訂金及預付款	**–**	**15,418**	–	18,654
現金及現金等價物	**32**	**–**	2	–
業務及其他應付款項	**–**	**(3,119)**	–	(3,170)
整體承受風險淨值	**32**	**12,299**	2	15,484

(ii) 敏感度分析

敏感度分析顯示本集團除税後溢利(及保留溢利)及綜合權益其他組成部份因本集團於結算日面對重大風險的外幣滙率可能合理變動而出現的即時變動。敏感度分析包括本集團公司間的結餘，此結餘以借款人或貸款人的功能貨幣以外之貨幣計值，但不包括以遠期外滙合同對沖的外幣借款。

於2009年12月31日，若美元兑人民幣貶值3%或升值1%(2008年：貶值／升值2%)，而所有其他可變因素保持不變，估計本集團的除税後溢利及保留溢利會分別增加14,915,000元或減少4,972,000元(2008年：增加／減少3,503,000元)。

於2009年12月31日，若人民幣兑港元升值3%或貶值1%(2008年：升值／貶值2%)，而所有其他可變因素保持不變，估計本集團的除税後溢利及保留溢利會分別增加1,250,000元或減少422,000元(2008年：增加／減少504,000元)。

編製以上的分析是基於港元及美元的聯繫滙率並不受到美元兑其他貨幣的價值變動重大影響的假設。即是以港元為功能貨幣的實體，假設以美元計值的資產及負債並無任何貨幣風險。

26. 金融工具(續)

(d) 外幣風險(續)

(ii) 敏感度分析(續)

以上呈列的分析結果代表本集團各實體按各自功能貨幣計量為呈列目的而按結算日的滙率換算為港幣的稅後溢利及權益的整體即時影響。

敏感度分析假設於結算日已採用此等滙率變動重新計量本集團所持而導致本集團面對外滙風險的金融工具，包括按貸款人或借款人功能貨幣以外之貨幣計值的本集團內公司間應付款項及應收款項。分析不計及換算海外業務財務報表為本集團呈報貨幣所產生的差額。2008年分析按相同之基準進行。

(e) 股權價格風險

於2008年12月31日，本集團承受股權價格變更的風險，此風險來自分類為上市交易證券的股權投資(見附註17)。

本集團的上市投資於香港聯合交易所有限公司上市。管理層定期把其投資表現與預期比較，並評估該等投資與本集團長遠策略計劃的相關性。

(f) 公允價值

(i) 按公允價值列賬的金融工具

下表為按公允價值計量的金融工具於結算日的賬面值，按照香港財務報告第7號「金融工具：披露」所界定三個級別公允價值等級制度的分類，當中每項金融工具的公允價值乃按對有關公允價值的計算有重大影響的最低輸入級別分類。有關級別如下：

– 級別 1(最高級別)：使用於交投活躍的市場中相同的金融工具的報價(未經調整)作為計量的公允價值。

– 級別2：使用交投活躍的市場中類似的金融工具的報價，或所有重要輸入項目皆直接或間接以可觀察市場數據為根據的估值技術作為計量的公允價值。

– 級別3 (最低級別)：使用重大輸入項目皆不以可觀察市場數據為根據的估值技術作為計量的公允價值。

26. 金融工具(續)

(f) 公允價值(續)

(i) 按公允價值列賬的金融工具(續)

2009年

本集團

	級別1 千元	級別2 千元	級別3 千元	合計 千元
資產				
衍生金融工具：				
遠期外滙合同	–	**3,595**	–	**3,595**

本公司

	級別1 千元	級別2 千元	級別3 千元	合計 千元
資產				
衍生金融工具：				
遠期外滙合同	–	–	–	–

年內，級別1與級別2之間之金融工具沒有調動。

(ii) 不以公允價值列賬的金融工具的公允價值

除應收附屬公司款項為免息及無固定償還條款外，本集團及本公司以成本或攤銷成本列賬的金融工具於2009年及2008年12月31日的賬面值與其公允值沒重大的差異。考慮此等結餘的條款，估計此等結餘的公允價值並不可行。

(g) 公允價值的估計

衍生金融工具的公允價值是採用掛牌的市價或貼現已訂約遠期價格(扣減即期現貨價格)作市場價。

27. 承擔

(a) 於2009年12月31日，未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團	
	2009年 千元	2008年 千元
已訂約	**6,404**	8,418
已授權但未訂約	**16,709**	2,677
	23,113	11,095

(b) 於2009年12月31日，根據不可解除的經營物業租賃在日後應付的最低租賃款項總數如下：

	本集團	
	2009年 千元	2008年 千元
1年內	**2,158**	1,934
1年後但5年內	**869**	–
	3,027	1,934

本集團根據經營租賃租用多項物業。租賃初步為期1至3年，期滿時可於重新磋商所有條款後續期。租賃概無包括或然租金。

(c) 於2009年12月31日，本公司已承諾提供6,489,000元(2008年：6,489,000元)資金予本集團一間聯營公司。

28. 重大關連交易

附本財務報表的其他地方所披露的關連交易及結餘外,本集團進行以下的重大關連交易:

(a) 與關連人士的交易

年內,依董事認為對本集團而言屬重大的關連交易如下:

	附註	2009年 千元	2008年 千元
銷售貨品予關連公司	*(i)*	**490,851**	614,931
佣金費用應付予一間關連公司	*(i), (ii)*	**7,018**	8,630
技術指導服務費用應付予一間關連公司	*(i)*	**2,698**	–
採購貨品自	*(i)*		
—一間聯營公司		**1,215**	2,410
—關連公司		**831,844**	1,434,426

附註:

(i) 關連公司是指本集團一間非全資擁有附屬公司的少數股東 — 株式會社POSCO及其附屬公司。

(ii) 有關提供予本集團出口分銷服務的佣金費用,費用按海外客戶應付合同價格的1.5%計算。

(iii) 於12月31日與關連人士的結餘包括在資產負債表內的應收/應付有關人士的款項。除在附註20及22所披露與關連公司的業務結餘(其結餘根據貿易條款結算)及在附註23所披露的直接控股公司借款、少數股東借款和關連公司借款外,該等結餘乃免抵押、免息及無固定償還條款。

(b) 與中國其他國有企業的交易

本集團為國有企業及現時在與中國政府直接或間接控制的企業所主導(「國有企業」)(通過其政府機關、機構、附屬及其他組織)的經濟體制中營運。

28. 重大關連交易(續)

(b) 與中國其他國有企業的交易(續)

除本財務報表的其他地方所披露的交易外,本集團亦與其他國有企業進行包括但不限於以下的業務活動:

- 銷售及採購商品和輔助原料;
- 提供及接受勞務;
- 資產租賃;
- 購入物業、廠房及設備;及
- 籌借資金。

本集團在日常業務過程中進行此等交易,此等交易的條款與其他非國有企業交易的條款相似。本集團對採購及銷售商品和服務已制定其購買、價格策略及審批程序。此購買、價格策略及審批程序並不取決於對方是否國有企業。

董事已考慮關連人士關係所影響的潛在交易,集團的價格策略、購買及審批程序及用作了解在財務報表內交易的潛在影響所需要的資料,並認為沒有其他的交易需披露為關連交易。

(c) 主要管理人員的酬金

主要管理人員的酬金(包括在附註7披露支付本公司董事的金額)如下:

	2009年 千元	2008年 千元
短期僱員福利	**3,327**	4,689
退休福利	**565**	667
股份報酬福利	**374**	3
	4,266	5,359

總酬金包括在「員工成本」內(見附註5(b))。

29. 退休福利計劃

本集團根據香港強制性公積金計劃條例,為受到香港僱傭條例司法管轄的香港僱員經營一套強制性公積金計劃(「強積金計劃」)。強積金計劃的資產與本集團的資產分開持有,並由一名獨立受託人管理。根據強積金計劃,本集團及其僱員各自須按僱員的有關收入的5%向計劃作出供款,而供款以每月有關收入20,000元為上限(「上限」)。超出上限的款額乃為僱主及僱員作為強積金計劃的自願供款。強積金計劃的強制供款立即歸僱員所有。自願性供款之任何未歸屬結餘乃退還予本集團。

本集團派駐香港以外地區工作的僱員根據當地的勞工法例及規定受到當地適用的定額供款計劃保障。

截至2009年12月31日止年度,本集團計入損益表的退休金費用為6,132,000元(2008年:5,757,000元)。本年度退還的沒收供款為390,000元(2008年:零元)。

30. 主要會計估計及判斷

估計不確定因素的主要來源

董事於應用本集團會計政策時所採用之方法、估計及判斷對本集團之財務狀況及經營業績有重大影響。部份會計政策要求本集團對本質上不確定的事項作出估計及判斷。本集團於應用會計政策時採用之關鍵會計判斷於下文闡述。

(a) 投資物業的估值

如附註1(g)闡述,投資物業於每個結算日由獨立專業評估師按市值基準作重估。此估值是基於某些假設,此等假設受不確定因素影響及可能與實際結果有重大差異。此估值有任何的增加或減少將會影響本集團及本公司未來年度的業績。

(b) 所得稅

本集團須繳納香港及中國所得稅。在決定所得稅準備時是需要重大的判斷。在日常業務過程中有很多交易及計算令最終稅務決定不明朗。如最終稅務結果與當初紀錄的金額不同,此差異便會影響作決定年度的所得稅及遞延稅項準備。

遞延稅項資產的確認主要與稅務虧損有關,此金額取決於管理層對未來可供應課稅溢利沖減可使用稅務虧損,可與實際可使用的稅務虧損的結果不同。

30. 主要會計估計及判斷(續)

估計不確定因素的主要來源(續)

(c) 資產減值

本集團於每個結算日審閱資產的賬面值，去確定有否客觀減值證據。當發現有減值跡象，管理層便會編製貼現未來現金流量去評估賬面值及使用價值的差異及計提減值虧損。如採用在現金流預測的假設有任何更改，會令減值虧損準備增加或減少及影響本集團及本公司的資產淨值。

呆壞賬減值虧損的評估及計提是根據管理層定期對賬齡分析作的審閱及可收回性作的評估。當評估每位個別客戶的信貸可靠性及以往收款紀錄時是需要相當程度的判斷的。

以上減值虧損的增加或減少會影響本集團及本公司未來年度的業績。

(d) 存貨降值準備

本集團於每個結算日審閱存貨的賬面值去確定存貨是否根據載列於附註1(k)的會計政策按成本及可變現淨值兩者較低數額入賬。管理層基於現時市場情況及過往對類似存貨的經驗估計可變現淨值。任何假設的變更會增加或減少存貨降值準備或以往年度所作相關降值準備的回撥金額及影響本集團的資產淨值。

(e) 折舊

固定資產(除投資物業及在建工程)按其估計可使用年限以直線法計提折舊。本集團每年審閱資產的可使用年限及其剩餘價值(如有)。倘先前估計有重大變更，則對未來期間之折舊支出作出調整。

31. 直接控股公司及最終控股公司

董事認為於2009年12月31日的直接控股公司及最終控股公司分別是粵海控股集團有限公司及廣東粵海控股有限公司。粵海控股集團有限公司於香港成立，而廣東粵海控股有限公司於中國成立。兩間實體並不提供財務報表供公眾使用。

32. 期後事項

於結算日後，董事建議派發末期股息，進一步詳情於附註10(a)披露。

33. 訴訟

2009年10月,中國某一第三方在廣州市法院向本集團的一家附屬公司提出起訴,索償其指稱此附屬公司所欠貨款約人民幣2,060,000元及違約金約人民幣5,376,000元。經此附屬公司提出管轄權異議,廣州市法院已終審裁定將案件移送中山市法院審理,截至本財務報表發出日,案件正在移送階段,並未開始審理。該第三方過往亦曾就該事宜提出訴訟,但最終被駁回。根據目前資料,本集團認為由於出現不利結果的可能性很低,不擬就該索償於財務報表內計提任何撥備。

34. 比較數字

由於採用香港會計準則第1號(2007年修訂)—「財務報表呈報」及香港財務報告準則第8號 —「經營分部」,某些比較數字已按本年呈報調整及已就有關項目於2009年首次披露提供比較金額,該等發展之進一步詳情於附註2披露。

35. 已頒佈但尚未於2009年12月31日止年度生效之修訂、新準則及詮釋可能構成的影響

截至本財務報表發出日,香港會計師公會頒佈了以下修訂、新準則及詮釋,該等修訂、新準則及詮釋並未於截至2009年12月31日年度生效,且未在本財務報表內採納。

	於下列日期或之後開始的會計期間生效
香港財務報告準則第3號(經修訂),業務合併	2009年7月1日
香港會計準則第27號的修訂,綜合及獨立財務報表	2009年7月1日
香港會計準則第39號的修訂,金融工具:確認及計量 — 合符對沖項目	2009年7月1日
香港(國際財務報告詮釋委員會)第17號,分配給擁有人非現金資產	2009年7月1日
2009年香港財務報告準則的改進	2009年7月1日或2010年1月1日

本集團現正評估此等修訂於首次應用期間的預期影響。至目前為止,結論為採納此等修訂不大可能對本集團的經營業績及財務狀況產生重大影響。

36. 主要附屬公司清單

於2009年12月31日的主要附屬公司(主要影響本集團的業績、資產及負債)的詳情如下：

附屬公司名稱	成立地點／經營地點	所持股份類別	已發行及繳足股本／註冊股本	持有已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
Gain First Investments Limited	英屬處女群島／香港	普通股	1美元	100%	–	投資控股
廣南鮮活食品有限公司	香港	普通股	1,000,000元	100%	–	無業務
廣南超市發展有限公司	香港	普通股	135,742,220元	100%	–	無業務
廣南行有限公司	香港	普通股	73,916,728元	100%	–	代理及銷售鮮活食品和食品貿易
廣南生豬貿易有限公司	香港	普通股	12,000,000元	–	51%	活豬經銷
中粵材料有限公司	香港	普通股	10元	–	100%	經銷用於生產馬口鐵產品的原材料
		無投票權遞延股	230,000,000元	–	–	
中山中粵馬口鐵工業有限公司#	中國	不適用	74,252,800美元	–	100%	生產及銷售馬口鐵產品
中粵浦項(秦皇島)馬口鐵工業有限公司*	中國	不適用	30,000,000美元	–	66%	生產及銷售馬口鐵產品

\# *於中國成立的外商獨資企業*

* *於中國成立的合資企業*

37. 清盤中的公司清單

已入稟法院申請清盤的公司的詳情如下：

公司名稱	成立地點／經營地點	所持股份類別	已發行及繳足股本／註冊股本	持有已發行股本／註冊股本的面值比例 本公司	附屬公司
廣東廣南天美食品發展有限公司@	中國	不適用	人民幣34,820,000元	–	55%

@ *於中國成立的中外合資企業，並於2001年7月被入稟法院申請清盤*

38. 聯營公司清單

於2009年12月31日的聯營公司的詳情如下：

聯營公司名稱	成立地點／經營地點	所持股份類別	持有已發行股本／註冊股本的面值比例 本公司	附屬公司	主要業務
黃龍食品工業有限公司*	中國	不適用	40%	–	加工及銷售玉米食品及飼料產品

* *於中國成立的中外合資企業*

根據香港聯合交易所有限公司證券上市規則披露之交易

1. 年內，本集團曾進行以下關連交易並須根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之披露規定於年報內予以披露。以下第A、B及C項所述之交易(合稱「該等交易」)為持續關連交易，須遵守上市規則第14A.37至14A.41條之年度審閱規定，以及上市規則第14A.45至14A.46條之申報規定。

   年內進行之該等交易詳情如下：

   A. 中山中粵馬口鐵工業有限公司(「中粵馬口鐵」)和中粵浦項(秦皇島)馬口鐵工業有限公司(「中粵浦項」)(本集團擁有66%權益的附屬公司)在彼等之日常業務過程中及按一般商業條款，向株式會社POSCO(「POSCO」)及其附屬公司(合稱「浦項集團」)購入基板之金額約831,844,000港元(「購買基板交易」)。POSCO是中粵浦項之主要股東。

   B. 中粵馬口鐵在其日常業務過程中及按一般商業條款，向浦亞實業有限公司(「浦亞實業」)供應馬口鐵產品之金額約1,433,000港元(「中粵馬口鐵銷售馬口鐵交易」)。浦亞實業為中粵浦項之主要股東POSCO的全資附屬公司。

   C. 中粵浦項在其日常業務過程中及按一般商業條款，向浦項集團供應馬口鐵產品之金額約482,400,000港元(「中粵浦項銷售馬口鐵交易」)。

   本公司之董事會(「董事會」)(包括獨立非執行董事)已審閱上文A、B及C項所述該等交易及確認該等交易：

   (i) 由中粵馬口鐵及中粵浦項於彼等之日常及一般業務過程中訂立；

   (ii) 按一般商業條款或不遜於給予或來自獨立第三者之條款進行；及

   (iii) 根據該等交易之協議條款進行，而交易條款屬公平合理，並符合本公司股東整體利益。

董事會(包括獨立非執行董事)亦確認:

(i) 截至2009年12月31日止年度購買基板交易所涉及總金額並不超逾已在2007年1月8日的公告所披露的上限金額2,479,074,000港元;

(ii) 截至2009年12月31日止年度中粵馬口鐵銷售馬口鐵交易所涉及總金額並不超逾已在2009年8月10日的公告所披露的上限金額13,104,000港元;及

(iii) 截至2009年12月31日止年度中粵浦項銷售馬口鐵交易所涉及總金額並不超逾已在2008年12月5日的公告所披露的上限金額1,546,506,000港元。

董事會已要求本公司之核數師就該等交易進行若干協定程序,並已收到核數師根據上市規則第14A.38條發出之函件。

2. 於2008年1月25日,本公司的全資附屬公司與兩間銀行(「貸款人」)訂立了融資協議(「貸款協議」),獲得本金金額最高達480,000,000港元之3年期貸款融資,其中320,000,000港元已於2009年償還。根據貸款協議規定,倘粵海控股集團有限公司不再(i)直接或間接擁有本公司50%或以上的具投票權股本,或(ii)對本公司擁有實際之管理控制權,則貸款人可要求即時償還尚未償還借款及所有應計利息。

除上文所披露者外,本公司概無任何根據上市規則第13.21條之其他披露責任。

3. 於結算日,本公司的全資附屬公司廣南超市發展有限公司(「廣南超市發展」)向本公司擁有55%股權的附屬公司廣東廣南天美食品發展有限公司(「天美」)所提供的若干借款合共人民幣8,000,000元仍未償還。該等借款為無抵押、按年息率介乎11.5%至12%計息。此外,於結算日,天美欠廣南超市發展59,600,000港元,此欠款乃無抵押及免息。於2001年7月,其主要債權人已向中國法院申請將天美清盤。按此,於結算日,天美已從本公司的綜合財務報表分拆出來,並已就天美的欠款全數撥備。

投資物業

持作投資之主要物業

地點	現時用途	集團權益	租約類別
香港灣仔 港灣道6 – 8號瑞安中心29樓	商業	100%	長期
中國廣東省中山市 火炬開發區 沿江東一路25號 中山中粵馬口鐵工業有限公司 之土地、建築物及結構物	工業／住宅	100%	中期
中國河北省秦皇島 經濟技術開發區（東區） 中粵路3號 中粵浦項（秦皇島）工業有限公司 之土地、建築物及結構物	工業	66%	中期

財務概要
（以港幣列示）

業績

	截至12月31日止年度				
	2009年	2008年	2007年	2006年	2005年
	千元	千元	千元	千元	千元
營業額	**2,352,103**	2,979,868	1,593,460	1,221,254	921,217
經營溢利	**221,451**	167,287	109,884	110,794	80,369
非經營收入	**–**	–	40,021	–	59,746
投資物業估值收益／(虧損)淨額	**16,118**	(19,429)	16,075	23,123	20,497
融資成本	**(6,784)**	(24,905)	(11,927)	(2,906)	(396)
應佔聯營公司溢利減虧損	**12,899**	16,528	20,390	19,259	20,315
除税前溢利	**243,684**	139,481	174,443	150,270	180,531
所得税	**(40,259)**	(18,999)	7,435	(23,476)	(736)
本年溢利	**203,425**	120,482	181,878	126,794	179,795
歸屬予：					
本公司股權持有人	**180,724**	100,646	183,809	121,320	175,759
少數股東權益	**22,701**	19,836	(1,931)	5,474	4,036
本年溢利	**203,425**	120,482	181,878	126,794	179,795
每股盈利					
基本	**20.0仙**	11.1仙	20.3仙	13.5仙	19.5仙
攤薄	**19.9仙**	11.1仙	20.3仙	13.5仙	不適用
每股股息					
中期	**1.5仙**	2.0仙	2.0仙	1.5仙	–
建議末期	**3.0仙**	1.5仙	2.0仙	2.0仙	1.5仙

資產與負債

	截至12月31日				
	2009年 千元	2008年 千元	2007年 千元	2006年 千元	2005年 千元
固定資產	**1,257,688**	1,289,614	1,229,884	805,781	434,406
佔聯營公司權益	**196,772**	201,973	199,010	182,434	176,003
其他非流動資產	**–**	9,426	–	–	46
流動資產淨值	**456,595**	479,403	62,478	144,383	380,978
總資產減流動負債	**1,911,055**	1,980,416	1,491,372	1,132,598	991,433
非流動負債	**(186,546)**	(430,222)	(102,125)	(21,687)	(12,217)
資產淨值	**1,724,509**	1,550,194	1,389,247	1,110,911	979,216
股本	**452,862**	452,802	452,802	450,792	450,792
儲備	**1,139,913**	984,611	848,702	622,477	499,090
本公司股權持有人應佔權益總額	**1,592,775**	1,437,413	1,301,504	1,073,269	949,882
少數股東權益	**131,734**	112,781	87,743	37,642	29,334
權益總額	**1,724,509**	1,550,194	1,389,247	1,110,911	979,216


GUANGNAN (HOLDINGS) LIMITED

Annual Report 2009

CONTENTS

02 Corporate Information

03 Financial Highlights

04 Chairman's Statement

06 Management Discussion & Analysis

10 Directors' Profile

13 Report of the Directors

29 Corporate Governance Report

Financial Report

38 Independent Auditor's Report

40 Consolidated Income Statement

41 Consolidated Statement of Comprehensive Income

42 Consolidated Balance Sheet

44 Balance Sheet

45 Consolidated Statement of Changes in Equity

46 Consolidated Cash Flow Statement

48 Notes to the Financial Statements

128 Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

130 Investment Properties

131 Financial Summary

Corporate Information

(As at 26 March 2010)

BOARD OF DIRECTORS

Executive Directors

LIANG Jiang *(Chairman)*
TAN Yunbiao *(General Manager)*
SUNG Hem Kuen *(Chief Financial Officer)*

Non-Executive Directors

HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors

Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

AUDIT COMMITTEE

Gerard Joseph McMAHON *(Chairman)*
TAM Wai Chu, Maria
LI Kar Keung, Caspar

COMPENSATION COMMITTEE

LI Kar Keung, Caspar *(Chairman)*
Gerard Joseph McMAHON
TAM Wai Chu, Maria

NOMINATION COMMITTEE

LIANG Jiang *(Chairman)*
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

COMPANY SECRETARY

LO Wing Suet

AUDITORS

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central
Hong Kong

PRINCIPAL BANKERS

The Hongkong and Shanghai Banking Corporation Limited
Industrial and Commercial Bank of China (Asia) Limited
Industrial and Commercial Bank of China Limited, Zhongshan Branch
Bank of China Limited, Zhongshan Branch
China Citic Bank Corporation Limited, Guangzhou, Zhongshan Sub-Branch
The Agricultural Bank of China, Qinhuangdao Branch
Industrial and Commercial Bank of China Limited, Qinhuangdao Branch
Bank of China Limited, Qinhuangdao Branch

REGISTERED OFFICE

22/F., Tesbury Centre
No. 24–32 Queen's Road East
Hong Kong
Telephone: (852) 2828 3938
Facsimile : (852) 2583 9288
Website : http://www.gdguangnan.com

SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
17M Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

SHARE INFORMATION

Place of Listing	Main Board of The Stock Exchange of Hong Kong Limited
Stock Code	1203
Board Lot	2,000 shares
Financial Year End	31 December

SHAREHOLDERS' CALENDAR

Closure of Register of Members	26 May 2010 to 28 May 2010
Annual General Meeting	28 May 2010
Final Dividend	HK 3.0 cents per share
Payment Date	28 June 2010

Financial Highlights

(Expressed in Hong Kong dollars)

	For the year ended 31 December		
	2009 $'000	2008 $'000	Change
Turnover	**2,352,103**	2,979,868	-21.1%
Profit from operations	**221,451**	167,287	+32.4%
Profit attributable to shareholders	**180,724**	100,646	+79.6%
Basic earnings per share	**20.0 cents**	11.1 cents	+80.2%
Dividend per share			
Interim	**1.5 cents**	2.0 cents	
Proposed final	**3.0 cents**	1.5 cents	
	4.5 cents	3.5 cents	+28.6%

	At 31 December		
	2009 $'000	2008 $'000	Change
Total assets	**2,542,810**	2,682,846	-5.2%
Shareholders' equity	**1,592,775**	1,437,413	+10.8%
Net asset value per share[1]	**$1.76**	$1.59	+10.7%
Gearing ratio[2]	**5.6%**	12.1%	

Notes:

1. $\frac{\text{Shareholders' equity}}{\text{Number of ordinary shares in issue}}$

2. $\frac{\text{Borrowings – cash and cash equivalents}}{\text{Shareholders' equity}}$

Chairman's Statement

I am pleased to report to the shareholders that Guangnan (Holdings) Limited (the "Company") and its subsidiaries (the "Group") recorded a consolidated profit attributable to equity shareholders of the Company of HK$180,724,000 in 2009, representing a significant increase of 79.6% compared with HK$100,646,000 in 2008. The basic earnings per share were HK 20.0 cents, representing a significant increase of 80.2% from HK 11.1 cents in 2008.

Dividend

The board of directors of the Company (the "Board") recommends the payment of a final dividend of HK 3.0 cents per share for the year 2009. The final dividend for 2009, subject to the approval by the shareholders of the Company at the annual general meeting, is expected to be paid on 28 June 2010.

Review

During the year, all business segments of the Group were developing while consolidating. In 2009, the consolidated turnover was HK$2,352,103,000, representing a decrease of 21.1% from HK$2,979,868,000 in 2008. Profit from operations was HK$221,451,000, representing an increase of 32.4% from HK$167,287,000 in 2008. Both tinplating and fresh and live foodstuffs businesses had satisfactory development.

In 2009, the Group's tinplating business entered into a phase of consolidation. Despite the substantial decline in the purchase prices of the Group's raw materials and the sales volume and selling prices of the Group's tinplate products at the beginning of the year following the overall decrease in the market demand, the prices and sales volume resumed to a stable level since the second quarter. As downstream customers successively replenished their stocks, the sales volume of the Group's tinplate products also resumed to a normal level. Through flexible marketing strategies and effective cost control measures, the Group recorded significant growth in the profit from operations of the tinplating business.

As to the fresh and live foodstuffs business, in light of the significant fall in the market price of live pigs, its turnover and operating profit decreased as compared to that in 2008. The Group proactively strengthened its communication with the suppliers, industry participants and customers, with emphasis on enhancing its service standard. In 2009, the overall market share in the live pigs import market maintained at above 40%. This contributed to relatively steady earnings of the Group.

The general price of office units in Hong Kong rebounded in 2009 and the Group recorded valuation gains on investment properties of HK$16,118,000. In 2008, as a result of the global financial tsunami, the Group recorded valuation losses on investment properties of HK$19,429,000. In addition, as a result of the decrease in the amount of borrowings and borrowing rates of the Group, finance costs in 2009 fell drastically by 72.8% as compared to that in 2008.

Prospects

In 2010, given the gradual recovery of global economy and the active fiscal policies and moderately loose monetary policies implemented by the PRC government, it is expected that the domestic macro-economy will continue its growth momentum, thereby driving consumption demand. As to the tinplating industry, benefiting from the policies to boost domestic demands, the demand for tinplate products and its downstream foodstuffs products will continue to yield considerable growth. In adhering to the Group's objectives of enhancement, as to the tinplating business, the blackplate manufacturing plant in Zhongshan will further enhance the quality of blackplates and the value added to the products, while the tinplating plant in Qinhuangdao will fully utilise its production capacity to enhance its sales volume, thereby achieving the synergies from resource sharing between the two tinplate production bases in the northern and southern regions and form complementary benefits. The Group will also make great efforts to increase revenue and achieve effective cost control. As to the fresh and live foodstuffs business, the Group will actively capture various business opportunities to build up a solid chain for the fresh and live foodstuffs trading business so as to ensure stable profit contributions. The Group will continue to maximise the returns for its shareholders in the spirit of hard work and aggressive efforts.

Liang Jiang
Chairman

Hong Kong, 26 March 2010

Management Discussion & Analysis

Business Review

Tinplating

Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") is a wholly-owned subsidiary of the Company. The Company holds a 66% interest in Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") while the remaining 34% is held by POSCO Co., Ltd. ("POSCO"), an internationally-renowned iron and steel enterprise. Currently, the annual production capacity of tinplate products and blackplates of the Group are 470,000 tonnes and 150,000 tonnes respectively, of which 220,000 tonnes of tinplate products and 150,000 tonnes of blackplates are from Zhongshan's capacity, whereas 250,000 tonnes of tinplate products are from Qinhuangdao's capacity.

In 2009, the Group produced 268,487 tonnes of tinplate products, represented a decrease of 11.7% as compared to that in 2008. Among which, Zhongyue Tinplate and Zhongyue Posco produced 174,331 tonnes and 94,156 tonnes respectively. Besides, the blackplate manufacturing plant of Zhongyue Tinplate produced 105,643 tonnes of blackplates, an increase of 5.7% as compared to that in 2008, providing a steady supply of raw materials (i.e. blackplates) for its tinplating plant. The Group's tinplating plants in the northern and southern China sold 285,187 tonnes of tinplate products, a decrease of 2.5% as compared to that in 2008, of which, Zhongyue Tinplate and Zhongyue Posco sold 181,709 tonnes and 103,478 tonnes of tinplate products respectively. Turnover was HK$2,145,267,000, a decrease of 22.0% as compared to that in 2008 and profit from operations was HK$153,699,000, an increase of HK$85,937,000 or 126.8% as compared to that in 2008. The tinplating business contributed the largest share to the earnings of the Group and accounted for 91.2% and 69.4% of the Group's turnover and profit from operations respectively.

As a result of the financial tsunami in 2008, the purchase prices of the Group's raw materials and sales volume and selling prices of the Group's tinplate products in the first quarter of 2009 dropped substantially following the overall decrease in the market demand. It was only until the second quarter that the prices of iron and steel resumed to a stable level and iron and steel producers began to increase their selling prices. Accordingly, the amount of write-down of inventory in 2009 was significantly reduced as compared to HK$50,041,000 in 2008. It is expected that the prices of iron and steel will remain volatile for a certain period in future. As downstream customers successively replenished their stocks, the sales volume of the Group's tinplate products also resumed to a normal level. During the year, the Group's tinplating business entered into a phase of consolidation. In order to respond to the crisis, the Group implemented principal strategies of "cost reduction", "quality enhancement", "market price alignment", "aggressively getting sales orders" and "assuring collection of trade debts". In respect of the sales and marketing development, the Group adopted a price setting mechanism that aligned more closely to the market price. Product quality was enhanced with an expansion of product categories. These facilitated in maintaining our sales volume. In addition, the Group insisted on executing the policy of obtaining deposits from customers, so as to assure the collection of trade debts. In terms of cost savings, the Group continued to improve its tendering system and widen its purchasing channels, which proactively reduced purchase costs. Through the comprehensive introduction of Six Sigma methodology in its management, the workflow was optimised. This resulted in minimising unnecessary production costs to the maximum extent and achieving higher efficiency.

Fresh and Live Foodstuffs

Guangnan Hong Company Limited ("Guangnan Hong") is a wholly-owned subsidiary of the Company. Guangnan Hong holds a 51% interest in Guangnan Live Pigs Trading Limited.

In 2009, the turnover of the fresh and live foodstuffs business amounted to HK$180,029,000, representing a decrease of 11.6% as compared to that in 2008. Profit from operations was HK$62,440,000, representing a decrease of HK$14,368,000 or 18.7% as compared to that in 2008. With the substantial fall in the market price of live pigs as compared to that in 2008, and the impact on the live poultry agency business resulting from the announcement by the Hong Kong government of the arrangements to accept the return of licences by live poultry retailers in July 2008, both turnover and profit from operations of the fresh and live foodstuffs business fell as compared to that in 2008. Through continuous improvement in the equipment of infrastructure and optimisation of business workflow, the Group proactively strengthened its communication with suppliers, industry participants and customers, enhanced its service standard and widened its sales channels. The overall market share in the live pigs import market remained at above 40%. This contributed to relatively steady earnings of the Group. Currently, the Group is actively negotiating with suppliers and customers for further cooperation in order to build up a solid business chain and enhance its competitiveness.

Property Leasing

The Group's leasing properties mainly include the plant and staff dormitories of Zhongyue Tinplate and Zhongyue Posco, and the office units in Hong Kong. During the year, Zhongyue Tinplate completed the merger with Zhongshan Shanhai Industrial Co., Ltd. and streamlined the Group's business in Zhongshan.

In 2009, turnover from the property leasing business of the Group was HK$26,807,000, an increase of 5.8% as compared to that in 2008. Profit from operations of leasing properties amounted to HK$17,641,000, an increase of 21.6% as compared to that in 2008. In addition, after the general fall in the price of office units in Hong Kong during the fourth quarter of 2008, the price increased with the rebound of asset prices around the world in 2009. Valuation gains on investment properties of HK$16,118,000 (2008: valuation losses of HK$19,429,000) were included in the consolidated income statement of the Group.

Associate

In 2009, Yellow Dragon Food Industry Co., Limited ("Yellow Dragon"), an associate of the Group, recorded a sales volume of 430,656 tonnes in its major product, corn starch, representing an increase of 7.0% as compared to that in 2008. With the substantial fall in the price of the products in 2008, turnover amounted to HK$1,481,193,000, representing a decrease of 2.1% as compared to that in 2008 and its profit attributable to shareholders amounted to HK$32,248,000, representing a decrease of 22.8% as compared to that in 2008.

Financial Position

As at 31 December 2009, the Group's total assets and total liabilities amounted to HK$2,542,810,000 and HK$818,301,000, representing a decrease of HK$140,036,000 and HK$314,351,000 respectively as compared with the positions at the end of 2008. Net current assets decreased from HK$479,403,000 at the end of 2008 to HK$456,595,000 and current ratio (current assets divided by current liabilities) increased from 1.68 as at the end of 2008 to 1.72.

Liquidity and Financial Resources

As at 31 December 2009, the Group maintained cash and cash equivalent balances of HK$380,961,000, including pledged bank balances of HK$246,018,000. An amount of HK$270,593,000 was denominated in Renminbi and HK$45,948,000 was denominated in United States ("US") dollars while the remaining balance was denominated in Hong Kong dollars. Cash and cash equivalent balances decreased by 11.0% from the end of 2008.

As at 31 December 2009, the Group's borrowings comprised 1) bank borrowings of HK$390,940,000 (2008: HK$589,564,000), of which HK$Nil (2008: HK$85,043,000) was unsecured, HK$160,000,000 (2008: HK$480,000,000) was secured by investment properties in Hong Kong and HK$230,940,000 (2008: HK$24,521,000) was secured by bank deposits of HK$233,035,000 (2008: HK$24,515,000); 2) a loan from immediate holding company of HK$Nil (2008: HK$10,000,000); 3) a loan from a minority shareholder of HK$Nil (2008: HK$2,940,000) and 4) loans from a related company of HK$79,560,000 (2008: HK$Nil). 34.0% (2008: 93.8%) of the Group's borrowings was guaranteed by the Company. 66.0% (2008: 32.8%) of the Group's borrowings is repayable within one year, and the remaining balance is repayable within two years (2008: three years). All loans were subject to annual interest rates ranging from 0.28% to 2.30% (2008: 0.90% to 11.94%). The majority of the Group's borrowings bore interests at floating rates. The management pays attention to variations in interest rates.

As at 31 December 2009, the Group's gearing ratio, calculated by dividing the net borrowings (being borrowings less cash and cash equivalents) of the Group by total equity attributable to equity shareholders of the Company, was 5.6% (2008: 12.1%). The decrease was primarily due to the significant net cash inflow from operations during the year. As the amount of borrowings and the borrowing rates of the Group decreased, finance costs in 2009 amounted to HK$6,784,000, representing a substantial decrease of 72.8% as compared to HK$24,905,000 in 2008.

As at 31 December 2009, the Group's available banking facilities amounted to HK$433,000,000, of which HK$223,340,000 was utilised banking facilities and HK$209,660,000 was unutilised. In addition, 37.0% of the Group's banking facilities was guaranteed by the Company which also pledged the investment properties situated in Hong Kong as collateral. The Group's existing cash reserves and available banking facilities, as well as the steady cash flow from operations, are sufficient to meet the Group's debt obligations and working capital requirements.

Capital Expenditure

The Group's capital expenditure in 2009 amounted to HK$39,440,000, representing a substantial decline as compared to HK$100,333,000 in 2008. After the tinplating plant of Zhongyue Posco commenced production in February 2008, the related capital expenditure was significantly reduced. It is expected that the capital expenditure for 2010 will be approximately HK$64,000,000, mainly for the technology improvement projects of the blackplate manufacturing plant of Zhongyue Tinplate to enhance the quality and added value of the blackplates, and for the production speed improvement projects of the tinplate production lines to enhance the tinplate production capacity.

Charges on Assets

As at 31 December 2009, certain assets of the Group with an aggregate carrying value of HK$341,903,000 (2008: HK$123,477,000) were pledged to secure loans and banking facilities of the Group.

Exchange Rate Exposure

The majority of the Group's business operations are in mainland China and Hong Kong. During the year, the exchange rates of Hong Kong Dollars against US Dollars were relatively stable without causing any material risk of exchange rate to the Group; as to the impact of Renminbi against US Dollars, since the majority of the Group's sales and purchases are mainly made in Renminbi and US Dollars, the Group does not have material exposure to foreign exchange.

In respect of unforeseen fluctuations of exchange rates, the Group will adopt hedging instruments to hedge the exposure as and when necessary. As at 31 December 2009, there were forward foreign exchange contracts of US$30,000,000 (equivalent to HK$234,000,000) (2008: US$3,387,000 (equivalent to HK$26,419,000)) entered into by the Group to hedge against foreign currency loans. In addition, as at 31 December 2009, there were forward foreign exchange contracts of US$23,000,000 (equivalent to HK$179,400,000) (2008: HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate)) entered into by the Group to hedge against the foreign currency exposure in respect of financing the working capital of certain subsidiaries of the Group in the PRC. Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

Employees and Remuneration Policies

As at 31 December 2009, the Group had a total of 1,093 full-time employees, a decrease of 79 from the end of 2008. 80 of the employees were based in Hong Kong and 1,013 were in mainland China. The staff remuneration is determined in accordance with the duties, workload, skill requirements, hardship, working conditions and individual performance with reference to the prevailing industry practices. In 2009, the Group continued to implement control on the headcount, organisation structure and total salaries of each subsidiary. The performance bonus incentive scheme for the management remained effective. Through performance assessment of each subsidiary, performance bonus for various profit rankings was paid on the basis of net cash inflow from operations and profit after taxation. In addition, bonuses will be rewarded to the management, key personnel and outstanding staff through assessment of individual performance. These incentive schemes have effectively improved the morale of our staff members. The Company has also adopted share option schemes to encourage excellent participants to continue their contribution to the Group.

Directors' Profile

Executive Directors

Mr. LIANG Jiang, aged 57, was appointed an Executive Director and the Chairman of the Company in January 2002. He is also the chairman of two subsidiaries, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"). He is also an executive director of GDH Limited ("GDH"). In February 2009, Mr. Liang was appointed as the deputy general manager of Guangdong Holdings Limited ("Guangdong Holdings"). GDH and Guangdong Holdings are the immediate holding company and the ultimate holding company of the Company respectively. Mr. Liang graduated from South China Normal University, the PRC. He holds a Master's degree in Business Administration. He worked in the municipal governments of Zhanjiang and Foshan in Guangdong Province, the PRC and acted as the Administrative Head of Gaoming County, Secretary of Gaoming County Party Committee and Secretary of Gaoming Municipal Party Committee in Guangdong Province. During the period from October 1997 to March 2000, Mr. Liang acted as the chairman of Guangdong Real Estate (Holdings) Limited. Prior to joining the Company, he was the chairman of Guangdong Assets Management Limited ("GAM") and the chairman of Guangdong Alliance Limited ("GAL"). GAM and GAL are subsidiaries of GDH. Zhongshan Shan Hai Industrial Co., Ltd. ("Shan Hai") was absorbed by Zhongyue Tinplate at the end of 2009 and hence Mr. Liang is no longer the chairman of Shan Hai.

Mr. TAN Yunbiao, aged 45, was appointed an Executive Director and the General Manager of the Company in February 2004. Mr. Tan graduated from South China Agricultural University, the PRC and worked in the municipal government in Zhongshan, the PRC between 1984 to 1988. Mr. Tan joined Shan Hai and Zhongyue Tinplate in 1988 and was promoted to the position of director and deputy general manager in 1997. He then became director and general manager of both companies in 2001. Shan Hai was absorbed by Zhongyue Tinplate at the end of 2009 and hence Mr. Tan is no longer the director and general manager of Shan Hai. Besides, he is also a director of Zhongyue Posco.

Mr. SUNG Hem Kuen, aged 36, was appointed an Executive Director and the Chief Financial Officer of the Company in April 2008. He acted as a Company Secretary of the Company from June 2008 to April 2009. Mr. Sung graduated from The University of Hong Kong and holds a Bachelor's degree in Business Administration. He has extensive experiences in auditing, accounting and corporate restructuring. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants in the United Kingdom. He is also a fellow member of both the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom. Mr. Sung has worked in major multinational certified public accountants for over 10 years. He was the assistant chief financial officer of Guangdong Investment Limited ("GDI") before joining the Company.

Non-Executive Directors

Mr. HUANG Xiaofeng, aged 51, was appointed a Non-Executive Director of the Company in October 2008. Mr. Huang graduated from South China Normal University, the PRC and holds a Bachelor's degree in History. He also holds a Master's degree in Public Administration from the Sun Yat-Sen University, the PRC. From 1987 to 1999, he worked with the General Office of the Communist Party of China ("CPC") Guangdong Committee in a number of positions. Between 1999 and 2003, Mr. Huang was the Deputy Director General of the General Office of the CPC Guangzhou Committee and thereafter the Deputy Secretary General of the CPC Guangzhou Committee. Between 2003 and 2008, Mr. Huang was the Deputy Director General of the General Office of the Guangdong Provincial Government and then the Deputy Secretary General of the Guangdong Provincial Government. Mr. Huang was appointed as a director and a deputy general manager of Guangdong Holdings in April 2008 and was subsequently appointed as an executive director and a deputy general manager of GDH. In February 2009, Mr. Huang was appointed general manager of both Guangdong Holdings and GDH. Mr. Huang was also appointed a non-executive director of GDI and Kingway Brewery Holdings Limited ("Kingway Brewery") in June and October 2008 respectively. Both GDI and Kingway Brewery are fellow subsidiaries of the Company. The ordinary shares of GDI and Kingway Brewery are listed on The Stock Exchange of Hong Kong Limited.

Mr. LUO Fanyu, aged 54, was appointed a Non-Executive Director of the Company in May 2000. He is a director of GDH and a non-executive director of Kingway Brewery. He was a non-executive director of a fellow subsidiary of the Company, Guangdong Tannery Limited. He joined Guangdong Enterprises (Holdings) Limited ("GDE") in 1987 and was responsible for its legal affairs. Prior to joining GDE, he was a judge and a deputy chief judge of the Economic Court of People's High Court of Guangdong Province. Mr. Luo graduated from the economics department of Sun Yat-Sen University, the PRC.

Ms. HOU Zhuobing, aged 49, was appointed a Non-Executive Director of the Company in August 2006 and is also a director of Zhongyue Posco. She acted as a Non-Executive Director of the Company between May 2000 to July 2002. Ms. Hou graduated from the department of international finance of Jinan University, the PRC and obtained a Master's degree in Business Administration from Murdoch University, Australia. Ms. Hou has extensive experience in treasury management and had worked for Guangzhou International Trust Investment Co., Ltd., Development Zone Branch. She joined the finance department of GDE in 1988 and was the general manager of finance department of GDH between August 2000 to July 2002. After that, Ms. Hou acted as director and financial controller of Guangdong Teem (Holdings) Limited until July 2006 when she becomes the general manager of finance departments of Guangdong Holdings and GDH.

Independent Non-Executive Directors

Mr. Gerard Joseph McMAHON, aged 66, was appointed an Independent Non-Executive Director of the Company in June 1999. He was, until end of 1996, an executive director and a member of the Securities and Futures Commission of Hong Kong ("SFC"), a member of the Hong Kong Takeovers and Mergers Panel and the SFC representative on the Hong Kong Standing Committee on Company Law Reform. Mr. McMahon is also a barrister in Hong Kong. He has been appointed non-executive director of a number of publicly listed companies in Hong Kong, Indonesia and Australia since 1997. He is presently chairman of the board of directors and audit committee of Oriental Technologies Investment Limited, a company listed on the Australian Securities Exchange, to which he was appointed on 7 April 2000.

Ms. TAM Wai Chu, Maria, *GBS, J.P., LL.D (Honoris Causa), LL.B. (Hons.), Barrister-at Law*, aged 64, was appointed an Independent Non-Executive Director of the Company in June 1999. She is also non-executive director of seven other Hong Kong listed companies, namely Wing On Company International Limited, Minmetals Land Limited, Sinopec Kantons Holdings Limited, Tong Ren Tang Technologies Co., Ltd., Sa Sa International Holdings Limited, Titan Petrochemicals Group Limited and Nine Dragons Paper (Holdings) Limited. Her public duties include being a member of the HKSAR Basic Law Committee under the Standing Committee of the National People's Congress PRC and a member of the National People's Congress PRC. Ms. Tam is also a member of the Operations Review Committee of the Independent Commission Against Corruption ("ICAC") and a member of the Witness Protection Review Board of the ICAC with effect from 1 January 2010.

Mr. LI Kar Keung, Caspar, aged 56, was appointed an Independent Non-Executive Director of the Company in June 1999. He is the president of a management service company. He had worked as a senior banker of BNP Paribas Peregrine Capital Limited, an investment analyst and head of Citicorp's equity research in Hong Kong. Mr. Li had also held the positions of executive director and chief financial officer of certain companies listed in Hong Kong.

Senior Management

The senior management of the Group comprises the Executive Directors above, namely, Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen.

Report of the Directors

The directors (the "Directors") of Guangnan (Holdings) Limited (the "Company") have pleasure in submitting their report together with the audited financial statements of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2009.

Principal Activities

The Company is principally engaged in investment holding. The subsidiaries of the Company are primarily engaged in manufacturing and sales of tinplates and related products, leasing of properties, distribution and sales of fresh and live foodstuffs and foodstuffs trading. The Group's principal activities are mainly carried out in Hong Kong and in mainland China.

The analysis of the Group's turnover by principal activities, the Group's operating results by business segments and by geographical segments during the year are respectively set out in notes 3 and 12 to the financial statements.

Results and Dividends

The Group's consolidated results for the year ended 31 December 2009 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 40 to 127.

An interim dividend of HK 1.5 cents (2008: HK 2.0 cents) per share was paid on 28 October 2009. The Directors recommended the payment of a final dividend of HK 3.0 cents (2008: HK 1.5 cents) per share for the year ended 31 December 2009.

The proposed final dividend, if approved at the 2010 Annual General Meeting ("AGM") of the Company, is expected to be paid on 28 June 2010 to shareholders whose names appear on the register of members of the Company on 28 May 2010.

Fixed Assets

Details of movements in the fixed assets of the Group and the Company during the year are set out in notes 13(a) and 13(b) to the financial statements respectively.

Principal Subsidiaries and Associate

Details of the Company's principal subsidiaries and associate as at 31 December 2009 are set out in notes 36 and 38 to the financial statements respectively.

Borrowings and Interest Capitalised

Details of borrowings of the Group and the Company are set out in note 23 to the financial statements. No interest (2008: HK$981,000) was capitalised by the Group during the year.

Share Capital

Details of the share capital of the Company are set out in note 25(b) to the financial statements.

Reserves

Consolidated profit attributable to equity shareholders of the Company of HK$180,724,000 (2008: HK$100,646,000) have been transferred to reserves. Movements in reserves of the Group and the Company during the year are set out in the consolidated statement of changes in equity and note 25(a) to the financial statements respectively.

Retirement Benefits Schemes

Details of the Group's retirement benefits schemes are set out in note 29 to the financial statements.

Major Customers and Suppliers

Sales to the largest customer for the year ended 31 December 2009 represented 20.9% of the Group's total sales, and the combined total of sales to the five largest customers accounted for 30.4% of the Group's total sales for the year.

Purchases from the largest supplier for the year ended 31 December 2009 represented 44.6% of the Group's total purchases (not including purchases of capital nature), and the combined total of purchases from the five largest suppliers accounted for 89.3% of the Group's total purchases for the year.

The largest customer and supplier of the Group are POSCO Co., Ltd. ("POSCO") and its subsidiaries. POSCO is a minority shareholder of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd., a 66% owned subsidiary of the Group. Further details are set out in item 1 of the "Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" on pages 128 and 129.

At no time during the year have the Directors, their associates or any shareholder of the Company, who to the knowledge of the Directors, owns more than 5% of the Company's share capital, had any interests in the major customers and suppliers.

Charitable Donations

During the year, the Group made no charitable donations (2008: HK$112,000).

Investment Properties

Particulars of the major investment properties of the Group are set out on page 130.

Financial Summary

A summary of the results, assets and liabilities of the Group for the past 5 years ended 31 December 2009 is set out on pages 131 and 132.

Directors

The Directors of the Company during the year and up to the date of this report are:

Executive Directors
LIANG Jiang
LI Li *(resigned on 5 June 2009)*
TAN Yunbiao
SUNG Hem Kuen

Non-Executive Directors
HUANG Xiaofeng
LUO Fanyu
HOU Zhuobing

Independent Non-Executive Directors
Gerard Joseph McMAHON
TAM Wai Chu, Maria
LI Kar Keung, Caspar

Retirement and Re-election of Directors

In accordance with Article 101 of the Company's Articles of Association, Mr. Sung Hem Kuen, Ms. Hou Zhuobing and Ms. Tam Wai Chu, Maria would retire by rotation at the forthcoming AGM and, being eligible, offer themselves for re-election.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31 December 2009, the interests and short positions of the Directors and chief executives of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which were required to be (i) notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and the chief executives were taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") were as follows:

Interests and short positions in the Company

(A) Interests in ordinary shares

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Liang Jiang	Personal	480,000	Long position	0.053%
Gerard Joseph McMahon	Personal	100,000	Long position	0.011%
Tam Wai Chu, Maria	Personal	200,000	Long Position	0.022%

Note: The approximate percentage of interests held was calculated on the basis of 905,723,285 ordinary shares of the Company in issue as at 31 December 2009.

(B) Interests (long positions) in options relating to ordinary shares

(i) Share option schemes adopted on 24 August 2001 and 11 June 2004 (the "2001 and 2004 Share Option Schemes")

	Number of share options										
Name of Director	**At 1 January 2009**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**At 31 December 2009**	**Date of grant of share options#**	**Total consideration paid for share options granted**	**Exercise period of share options (both days inclusive)##**	**Exercise price of share options***	**Price of ordinary share at date immediately before date of grant****	**Price of ordinary share at date immediately before the exercise date****
						(DD.MM.YYYY)	HK$	(DD.MM.YYYY)	HK$ *(per share)*	HK$ *(per share)*	HK$ *(per share)*
Liang Jiang	2,000,000	-	-	-	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	-
Tan Yunbiao	1,500,000	-	-	1,500,000	-	06.02.2004 ###	10	06.05.2004 to 05.05.2009	1.582	0.155	-
	2,000,000	-	-	-	2,000,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	-
Luo Fanyu	200,000	-	-	-	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	-
Gerard Joseph McMahon	200,000	-	-	-	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	-
Li Kar Keung, Caspar	200,000	-	-	-	200,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	-

Notes to the above share options granted pursuant to the 2001 and 2004 Share Option Schemes:

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\## *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

\### *For those options granted on 6 February 2004, the number of options outstanding and the exercise price were adjusted as a result of the consolidation of the ordinary shares of the Company that took effect on 19 December 2005.*

(ii) Share option scheme adopted on 29 December 2008 (the "2008 Share Option Scheme")

	Number of share options									
Name of Director	**At 1 January 2009**	**Granted during the year**	**Exercised during the year**	**Cancelled/ Lapsed during the year**	**At 31 December 2009**	**Date of grant of share options**	**Total consideration paid for share options granted**	**Exercise price of share options***	**Price of ordinary share at date immediately before date of grant****	**Price of ordinary share at date immediately before the exercise date****
						(DD.MM.YYYY)	HK$	HK$ *(per share)*	HK$ *(per share)*	HK$ *(per share)*
Liang Jiang	2,150,000	-	-	-	2,150,000	30.12.2008	-	0.75	0.74	-
Tan Yunbiao	1,200,000	-	-	-	1,200,000	30.12.2008	-	0.75	0.74	-
Hou Zhuobing	1,000,000	-	-	-	1,000,000	30.12.2008	-	0.75	0.74	-
Sung Hem Kuen	900,000	-	-	-	900,000	30.12.2008	-	0.75	0.74	-

Notes to the above share options granted pursuant to the 2008 Share Option Scheme:

(a) *The option period of all the share options is 5.5 years from the date of grant.*

(b) *Any share option is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options is as follows:*

Date	Percentage Vesting
The date two years after the date of grant	40%
The date three years after the date of grant	30%
The date four years after the date of grant	10%
The date five years after the date of grant	20%

(d) *The vesting of the share options is further subject to the achievement of such performance targets as determined by the board of Directors upon grant and stated in the offer of grant.*

(e) *The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	Percentage Vesting
On or before the date which is four months after the date of grant	0%
After the date which is four months after but on or before the date which is one year after the date of grant	10%
On or after the date which is one year after but before the date which is two years after the date of grant	25%
On or after the date which is two years after but before the date which is three years after the date of grant	40%
On or after the date which is three years after but before the date which is four years after the date of grant	70%
On or after the date which is four years after the date of grant	80% The remaining 20% also vests upon passing the overall performance appraisal for those four years

(iii) Notes to the reconciliation of share options outstanding during the year:

* *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.*

** *The price of the Company's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the Company's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the Directors or all other participants as an aggregate whole.

Interests and short positions in Guangdong Investment Limited

(A) Interests in ordinary shares

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Hou Zhuobing	Personal	32,000	Long position	0.001%

Note: The approximate percentage of interests held was calculated on the basis of 6,213,438,071 ordinary shares of Guangdong Investment Limited ("GDI") in issue as at 31 December 2009.

(B) Interests (long positions) in options relating to ordinary shares

Name of Director	Number of share options					Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options^Δ	Price of ordinary share at date immediately before date of grant^ΔΔ	Price of ordinary share at date immediately before the exercise date^ΔΔ
	At 1 January 2009	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2009					
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Huang Xiaofeng	5,700,000	-	-	-	5,700,000	24.10.2008	-	1.88	1.73	-

Notes to the above share options granted pursuant to the share option scheme adopted by GDI on 24 October 2008:

(a) *The option period of all the share options is 5.5 years from the date of grant.*

(b) *Any share option is only exercisable during the option period after it has become vested.*

(c) *The normal vesting scale of the share options is as follows:*

Date	***Percentage Vesting***
The date two years after the date of grant	*40%*
The date three years after the date of grant	*30%*
The date four years after the date of grant	*10%*
The date five years after the date of grant	*20%*

(d) *The vesting of the share options is further subject to the achievement of such performance targets as determined by the board of directors of GDI upon grant and stated in the offer of grant.*

(e) *The leaver vesting scale of the share options that would apply in the event of the grantee ceasing to be an eligible person under certain special circumstances (less the percentage which has already vested under the normal vesting scale or lapsed) is as follows:*

Date on which event occurs	Percentage Vesting
On or before the date which is four months after the date of grant	0%
After the date which is four months after but on or before the date which is one year after the date of grant	10%
On or after the date which is one year after but before the date which is two years after the date of grant	25%
On or after the date which is two years after but before the date which is three years after the date of grant	40%
On or after the date which is three years after but before the date which is four years after the date of grant	70%
On or after the date which is four years after the date of grant	80% The remaining 20% also vests upon passing the overall performance appraisal for those four years

Δ *The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in GDI's share capital.*

ΔΔ *The price of GDI's ordinary shares disclosed as "immediately before date of grant" of the share options is the closing price on the Stock Exchange on the business day prior to which the options were granted.*

The price of the GDI's ordinary shares disclosed as "immediately before the exercise date" of the share options is the weighted average of the Stock Exchange closing prices immediately before the dates on which the options were exercised by each of the directors or all other participants as an aggregate whole.

Interests and short positions in Kingway Brewery Holdings Limited

Interests in ordinary shares

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	86,444	Long position	0.005%

Note: *The approximate percentage of interests held was calculated on the basis of 1,711,536,850 ordinary shares of Kingway Brewery Holdings Limited in issue as at 31 December 2009.*

Interests and short positions in Guangdong Tannery Limited

Interests in ordinary shares

Name of Director	Capacity/nature of interests	Number of ordinary shares held	Long/short position	Approximate percentage of interests held
				(Note)
Luo Fanyu	Personal	70,000	Long position	0.013%

Note: *The approximate percentage of interests held was calculated on the basis of 537,619,000 ordinary shares of Guangdong Tannery Limited in issue as at 31 December 2009.*

Save as disclosed above and other than certain nominee shares in subsidiaries of the Company held by the Directors in trust for the Company, as at 31 December 2009, none of the Directors or chief executives of the Company had any interests or short positions in shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be: (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which the Directors and the chief executives were taken or deemed to have under such provisions of the SFO); (ii) entered in the register kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code.

Share Option Schemes of the Company

On 11 June 2004, the Company adopted the 2004 Share Option Scheme and terminated the 2001 Share Option Scheme. Options granted prior to the termination of the 2001 Share Option Scheme remain valid until lapsed.

On 29 December 2008, the Company terminated the 2004 Share Option Scheme and adopted the 2008 Share Option Scheme. Upon termination of the 2004 Share Option Scheme, no further share options will be granted thereunder but in all other respects, the provisions of the 2004 Share Option Scheme shall remain in force and all existing share options which have been granted prior to such termination shall continue to be valid and exercisable in accordance therewith.

2001 Share Option Scheme

Pursuant to the 2001 Share Option Scheme, the exercise price of the options under the Scheme is determinable by the Directors in their discretion, but may not be less than the higher of (i) the nominal value of the shares of the Company; and (ii) 80% of the average of the closing prices per share as stated in the Stock Exchange's quotation sheets for the 5 trading days immediately preceding the date of grant of an option.

Pursuant to the 2001 Share Option Scheme, the Directors are authorized, at their discretion, to invite fulltime employees of the Company and its subsidiaries, including Executive Directors but excluding Non-Executive Directors, to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of HK$10 in total by the grantee to the Company within 21 days from the date of grant. Options granted under the 2001 Share Option Scheme are exercisable within a period of 5 years commencing on the business day immediately following the expiry of 3 months after the date of grant and expiring at the close of business on the last business day of such 5-year period.

2004 Share Option Scheme

The purpose of the 2004 Share Option Scheme is to enable the Company to have a new scheme with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Directors (including Non-Executive Directors and Independent Non-Executive Directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group, and substantial shareholders of the Group. The 2004 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 25 June 2004.

The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not exceed 30% of its shares in issue from time to time. The total number of shares which may be issued upon exercise of all options to be granted under the 2004 Share Option Scheme and any other share option schemes of the Company may not in aggregate exceed 10% of the shares of the Company in issue as at the date of adopting the 2004 Share Option Scheme, but the Company may seek approval of its shareholders in a general meeting to refresh the 10% limit under the 2004 Share Option Scheme.

The total number of shares issued and to be issued upon exercise of the share options granted and to be granted to each eligible participant (including both exercised and outstanding options) in any 12-month period up to the date of grant may not exceed 1% of the shares in issue at the date of grant. Any further grant of share options in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

The grant of share options under the 2004 Share Option Scheme may be accepted within 14 days from the date of grant upon payment of a consideration of HK$1 by the grantee. The exercise period of the share options granted is determinable by the Directors, commences after a certain vesting period and ends on a date which is not more than 10 years from the date of grant of the share options.

The exercise price of the share options is determinable by the Directors, but shall at least be the highest of (i) the closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options, which must be a business day; (ii) the average closing price of the Company's shares as stated in the Stock Exchange's daily quotation sheet for the 5 trading days immediately preceding the date of the grant; and (iii) the nominal value of the Company's shares.

During the year, 1,500,000 share options were lapsed and no share options were cancelled nor exercised under the 2001 Share Option Scheme.

During the year, no share options were lapsed, cancelled nor exercised under the 2004 Share Option Scheme.

As at 31 December 2009, options were outstanding under the 2004 Share Option Scheme entitling the holders to subscribe for 5,050,000 ordinary shares of the Company, which represent approximately 0.558% of ordinary shares in issue at that date.

2008 Share Option Scheme

The purpose of the 2008 Share Option Scheme is to provide incentives to selected employees, officers and Directors to contribute to the Group and to provide the Company with a flexible means of retaining, incentivising, rewarding, remunerating, compensating and/or providing benefits to such employees, officers and Directors or to serve such other purposes as the board of Directors of the Company (the "Board") may approve from time to time. Eligible persons of the 2008 Share Option Scheme include the employees, officers or Directors of a member of the Group. The 2008 Share Option Scheme unless otherwise terminated or amended, will remain in force for 10 years from 29 December 2008.

The total number of ordinary shares which may be issued upon exercise of all share options to be granted under the 2008 Share Option Scheme (excluding any which have lapsed) and any other schemes of the Company must not, in aggregate, exceed 10% of the ordinary shares of the Company in issue as at the date of the adoption of the 2008 Share Option Scheme.

The total number of ordinary shares issued and to be issued upon exercise of the share options granted and to be granted under the 2008 Share Option Scheme to each eligible person (including both exercised and outstanding options) in any 12-month period up to and including the date of offer of share options must not exceed 1% of the ordinary shares in issue at such date. Any further grant of share options under the 2008 Share Option Scheme in excess of this limit is subject to shareholders' approval in a general meeting of the Company.

Share options granted to a Director or chief executive of the Company, or any of their respective associates, under the 2008 Share Option Scheme must be approved by the Independent Non-Executive Directors of the Company. In addition, any share options granted to an Independent Non-Executive Director of the Company, or any of their respective associates, which would result in the ordinary shares issued and to be issued upon exercise of all share options already granted or to be granted under the 2008 Share Option Scheme (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant (i) representing in aggregate over 0.1% of the ordinary shares in issue; and (ii) having an aggregate value (based on the closing price of the ordinary shares at the date of grant) in excess of HK$5 million, such grant of options by the Board must be approved by shareholders in general meeting.

An offer of grant of a share option under the 2008 Share Option Scheme may be accepted by the grantee within the period of the time stipulated by the Board, but no later than 14 days from the date of such offer. All share options under the 2008 Share Option Scheme will be unvested share options upon grant which will, subject to a grantee continuing to be an eligible person, vest with the grantee in accordance with the vesting schedules specified in their respective offer of grant. Subject to the rules of the 2008 Share Option Scheme and the relevant offer of the grant of a share option, a vested share option may be exercised in accordance with the terms of the rules of the 2008 Share Option Scheme at any time during the period to be determined and notified by the Board to each grantee, which period may commence on the date which is 2 years from the date of grant of the share option but shall end in any event not later than 10 years from the aforesaid date of grant. The exercise of any share option under the 2008 Share Option Scheme may be subject to the achievement of performance targets which may be determined by the Board at its absolute discretion on a case by case basis upon the grant of the relevant share option and stated in the offer of grant of such share option.

The exercise price of the share options under the 2008 Share Option Scheme is determinable by the Board and shall not be less than the highest of (i) the closing price of the ordinary shares as stated in the Stock Exchange's daily quotation sheet on the date of grant of the share options; (ii) the average closing price of the Company's ordinary shares as stated in the Stock Exchange's daily quotation sheets for the 5 business days immediately preceding the date of grant of the share options; and (iii) the nominal value of the ordinary shares.

No dividends (including distributions made upon the liquidation of the Company) will be payable and no voting rights will be exercisable in relation to any share option that has not been exercised.

During the year ended 31 December 2009, 1,080,000 share options were lapsed, 120,000 share options were exercised and no share options were cancelled nor granted by the Company under the 2008 Share Option Scheme.

At 31 December 2009, the Company had 7,850,000 share options outstanding under the 2008 Share Option Scheme, which represented approximately 0.867% of ordinary shares in issue at that date. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 7,850,000 additional ordinary shares and increase share capital of HK$3,925,000 and share premium of HK$1,962,500 (before issue expenses).

The total number of ordinary shares which may be issued upon exercise of share options yet to be granted under the 2008 Share Option Scheme (and thus not including those ordinary shares for share options already granted but yet to be exercised under the 2004 Share Option Scheme and the 2008 Share Option Scheme) was 74,960,328 which represented approximately 8.28% of the issued share capital of the Company as at the date of this report.

As at 31 December 2009, save as disclosed under "Interests (long positions) in options relating to ordinary shares" on pages 17 and 18, certain employees and other participants of the Company had the following interests in rights to subscribe for shares of the Company granted under the 2004 Share Option Scheme and the 2008 Share Option Scheme. Each option gives the holder the right to subscribe for one share of par value HK$0.5 each of the Company. Further details are set out in note 24 to the financial statements.

(i) 2004 Share Option Scheme

Category	Number of share options					Date of grant of share options#	Total consideration paid for share options granted	Exercise period of share options (both days inclusive)##	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2009	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2009						
						(DD.MM.YYYY)	HK$	(DD.MM.YYYY)	HK$ (per share)	HK$ (per share)	HK$ (per share)
Employees	450,000	-	-	-	450,000	09.03.2006	1	09.06.2006 to 08.03.2016	1.660	1.610	-

Notes to the above share options granted pursuant to the 2004 Share Option Scheme:

\# *The vesting period of the share options is from the date of grant until the commencement of the exercisable period or the grantee's completion of half year's full time service with the Company or its subsidiaries, whichever is the later.*

\## *If the last day of any of the exercisable periods is not a business day in Hong Kong, the exercisable period shall end at the close of business on the last business day preceding that day.*

(ii) 2008 Share Option Scheme

Category	Number of share options					Date of grant of share options	Total consideration paid for share options granted	Exercise price of share options*	Price of ordinary share at date immediately before date of grant**	Price of ordinary share at date immediately before the exercise date**
	At 1 January 2009	Granted during the year	Exercised during the year	Cancelled/ Lapsed during the year	At 31 December 2009					
						(DD.MM.YYYY)	HK$	HK$ (per share)	HK$ (per share)	HK$ (per share)
Employees	2,600,000	-	-	-	2,600,000	30.12.2008	-	0.75	0.74	-
Other participant	1,200,000	-	120,000	1,080,000	-	30.12.2008	-	0.75	0.74	1.01

Notes to the 2008 Share Option Scheme are set out in the "Notes to the above share options granted pursuant to the 2008 Share Option Scheme" in the "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" section of this report on page 18.

(iii) Notes to the reconciliations of share options outstanding during the year under the 2004 Share Option Scheme and the 2008 Share Option Scheme are set out in the "(iii) Notes to the reconciliation of share options outstanding during the year" in the "Director's Interests and Short Positions in Shares, Underlying Shares and Debentures" section of this report on page 18.

Arrangements to Acquire Shares or Debentures

Except for the share options held by the Directors, at no time during the year was the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Directors' Interests in Contracts of Significance

No contracts of significance to which the Company or any of its subsidiaries, its holding companies or a subsidiary of its holding companies was a party or were parties and in which a Director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' Interests in Competing Businesses

As at 31 December 2009, Mr. Huang Xiaofeng, a Director, is also a director of Guangdong Holdings Limited ("Guangdong Holdings") and GDH Limited ("GDH"). Messrs. Liang Jiang and Luo Fanyu, Directors, are also directors of GDH. GDH is a wholly-owned subsidiary of Guangdong Holdings. Guangdong Holdings and its subsidiaries other than the Group (the "Guangdong Holdings Group") have a wide range of business interests which include leasing of properties. Both the Guangdong Holdings Group and the Group have been engaged in the businesses of leasing of properties. However, the Directors are of the view that no direct or indirect competition in any material respect exists between the businesses of the Guangdong Holdings Group and those of the Group.

Directors' Service Contracts

No directors proposed for re-election at the forthcoming AGM has a service contract with the Company or any of its subsidiaries that is not determinable by the employing company within one year without payment of compensation (other than statutory compensation).

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

Details of the transactions disclosed in accordance with the Listing Rules are set out on pages 128 and 129.

Substantial Shareholders

As at 31 December 2009, so far as is known to any Directors or chief executives of the Company, the following persons (other than Directors or chief executives of the Company) had, or were taken or deemed to have interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were entered in the register kept by the Company under Section 336 of the SFO:

Name of shareholder	Number of ordinary shares beneficially held	Long/Short position	Approximate percentage of interests held
廣東粵海控股有限公司 (Guangdong Holdings Limited) ("Guangdong Holdings") *(Note)*	537,198,868	Long position	59.31%
GDH Limited ("GDH")	537,198,868	Long position	59.31%

Note: The attributable interest which Guangdong Holdings has in the Company is held through its 100% direct interest in GDH.

Save as disclosed above, as at 31 December 2009, the Company has not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were entered in the register kept by the Company under Section 336 of the SFO.

Contracts of Significance with Controlling Shareholders or Its Subsidiaries

In addition to the disclosures contained in the "Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited" as set out on pages 128 and 129, the Company or its subsidiary had the following contracts of significance with GDH, the controlling shareholder of the Company, and its subsidiary.

On 25 March 2002, Zhongyue Industry Material Limited, a wholly owned subsidiary of the Company, entered into a loan agreement with Richway Resources Limited ("Richway"), a wholly owned subsidiary of GDH, for the provision by Richway of a loan in the amount of RMB50,000,000. The loan is unsecured, interest-free and without fixed term of repayment. As at 31 December 2009, the loan has an outstanding balance of RMB25,000,000.

On 11 April 2007, the Company entered into a loan agreement with GDH pursuant to which GDH agreed to grant a loan to the extent of HK$200,000,000 to the Company upon normal commercial terms (or better), without security and expired on 31 December 2008. An amount of HK$21,216,000 was borrowed from GDH during 2007. An amount of HK$11,216,000 was repaid in December 2008 and HK$10,000,000 was renewed under an agreement entered between the Company and GDH on 22 December 2008. In June 2009, the remaining amount of HK$10,000,000 was repaid. Further details are set out in note 23(b) to the financial statements.

Purchase, Sale or Redemption of Listed Securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Public Float

As at the date of this report, the Company has maintained the prescribed public float as required under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

Review of Annual Results

The annual results of the Group for the year ended 31 December 2009 have been reviewed by the Audit Committee of the Company.

Auditors

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming AGM. There was no change in auditors of the Company in any of the preceding three years.

By order of the Board

Liang Jiang
Chairman

Hong Kong, 26 March 2010

Corporate Governance Report

The Group recognizes the importance of achieving and monitoring the high standard of corporate governance consistent with the needs and requirements of its businesses and the best interest of all of its stakeholders and is fully committed to doing so. It is also with the objectives in mind that the Group has applied the principles on the Code of Corporate Governance Practices (the "CG Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

In the opinion of the directors of the Company (the "Directors"), the Company has met the code provisions set out in the CG Code throughout the year ended 31 December 2009.

Directors' Securities Transactions

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as the code of conduct regarding Director's securities transactions. All Directors have confirmed, upon specific enquiry by the Company, that they have complied with the required standard set out in the Model Code during the year ended 31 December 2009.

Board of Directors

As at 31 December 2009, the board of Directors (the "Board") comprised three Executive Directors, being Messrs. Liang Jiang, Tan Yunbiao and Sung Hem Kuen, three Non-Executive Directors, being Messrs. Huang Xiaofeng and Luo Fanyu and Ms. Hou Zhuobing, and three Independent Non-Executive Directors, being Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Li resigned as an Executive Director and the Deputy Chairman on 5 June 2009.

The Board is responsible for the leadership and control of the Company and oversees the Group's businesses, strategic decisions and performances. The management was delegated the authority and responsibility by the Board for the day-to-day management of the Group. Major corporate matters that are specifically delegated by the Board to the management include the preparation of interim and annual reports and announcements for approval before publishing, execution of business strategies and initiatives adopted by the Board, implementation of adequate systems of internal controls and risk management procedures, and compliance with relevant statutory and regulatory requirements and rules and regulations.

The Board meets at least quarterly and on other occasions when a Board decision is required on major issues. During the year ended 31 December 2009, the Board held five meetings.

Details of Directors' attendance at the meetings of the Board, the Compensation Committee, the Nomination Committee and the Audit Committee held during the year ended 31 December 2009 are set out below:

	Board	Compensation Committee	Nomination Committee	Audit Committee
Executive Directors				
Liang Jiang	5/5		1/1	
Li Li *(Resigned on 5 June 2009)*	1/1			
Tan Yunbiao	5/5			
Sung Hem Kuen	5/5			
Non-Executive Directors				
Huang Xiaofeng	3/5			
Luo Fanyu	5/5			
Hou Zhuobing	5/5			
Independent Non-Executive Directors				
Gerard Joseph McMahon	5/5	3/3	1/1	6/6
Tam Wai Chu, Maria	5/5	3/3	1/1	6/6
Li Kar Keung, Caspar	5/5	3/3	1/1	6/6

The Company has received confirmation of independence from the three Independent Non-Executive Directors, namely Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar in accordance with Rule 3.13 of the Listing Rules. The Board and the Nomination Committee have assessed their independence and concluded that all the Independent Non-Executive Directors are independent within the definition of the Listing Rules.

The Board members do not have any financial, business, family or other material/relevant relationships with each other. The balanced board composition also ensures that strong independence exists across the Board. The Directors' profile is set out on pages 10 to 12 to the annual report, which demonstrate a diversity of skills, expertise, experience and qualifications.

Chairman and General Manager

The Chairman is Mr. Liang Jiang and the General Manager is Mr. Tan Yunbiao. Their roles are clearly defined and segregated to ensure independence and proper checks and balances. Mr. Liang as the Chairman has executive responsibilities, provides leadership to the Board and ensures the proper and effective functioning of the Board in the discharge of its responsibilities. Mr. Tan Yunbiao as the General Manager is accountable to the Board for the overall implementation of the Company's strategies and the co-ordination of overall business operations.

Non-Executive Directors

All Directors, including Non-Executive Directors, appointed to fill a causal vacancy or as an addition to the existing Board, shall hold office only until the first general meeting after his appointment and shall then be eligible for re-election. Moreover, each Non-Executive Director of the Company will hold office for a specific term expiring on the earlier of either (i) the conclusion of the Annual General Meeting (the "AGM") of the Company in the year of the third anniversary of the appointment or re-election of that Director or (ii) the expiration of the period within which the AGM of the Company is required to be held in the year of the third anniversary of the appointment or re-election of that Director and in any event, subject to earlier determination in accordance with the Articles of Association of the Company and/or applicable laws and regulations.

Remuneration of Directors

The Company established the Compensation Committee in 1999. The authority and duties of the Compensation Committee are as follows:

Authority

1. The Compensation Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Compensation Committee.

2. The Compensation Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. The Compensation Committee should consult the Chairman and/or General Manager about their proposals relating to the remuneration of other Executive Directors and have access to professional advice if it considers this to be necessary.

2. To make recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and on the establishment of a formal and transparent procedure for developing policy on such remuneration.

3. To have the delegated responsibility to determine the specific remuneration packages of all Executive Directors and senior management, including benefits in kind, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment, and make recommendations to the Board of the remuneration of Non-Executive Directors. The Compensation Committee should consider factors such as salaries paid by comparable companies, time commitment and responsibilities of the Directors, employment conditions elsewhere in the Group and desirability of performance-based remuneration.

4. To review and approve performance-based remuneration by reference to corporate goals and objectives resolved by the Board from time to time.

5. To review and approve the compensation payable to Executive Directors and senior management in connection with any loss or termination of their office or appointment to ensure that such compensation is determined in accordance with relevant contractual terms and that such compensation is otherwise fair and not excessive for the Company.

6. To review and approve compensation arrangements relating to dismissal or removal of Directors for misconduct to ensure that such arrangements are determined in accordance with relevant contractual terms and that any compensation payment is otherwise reasonable and appropriate.

7. To make recommendations to the Board concerning officer and/or employee share option or incentive schemes or the like, or other forms of profit-sharing arrangements of the Group which might be devised to reward management or other employees over and above normal salary and bonuses.

8. Supervising the policy relating to, and the management and care of the Company's retirement or provident funds.

9. To ensure that no Director or any of his associates is involved in deciding his own remuneration.

10. To report to the Board on the matters set out in the terms of reference of the Compensation Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate and in any event not less than once every year.

The Compensation Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Li Kar Keung, Caspar is the chairman of the Compensation Committee.

The Compensation Committee shall meet at least twice a year. During the year ended 31 December 2009, the Compensation Committee held three meetings to review the annual remuneration package and performance bonuses for the Executive Directors and the management of the Company.

Details of the Directors' remuneration are set out in note 7 to the financial statements.

Nomination of Directors

The Company established the Nomination Committee in 2005. The Nomination Committee is responsible for identifying suitable and qualified individuals to become Board member and make recommendation on appointment and reappointment of Directors. The Board is responsible for considering and approving the appointment of Directors with a view to appointing to the Board suitable individuals with the relevant expertise and experience to enhance the constitution of a strong and diverse Board and to contribute to the functioning of the Board through their continuous participation.

The authority and duties of the Nomination Committee are as follows:

Authority

1. The Nomination Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Nomination Committee.

2. The Nomination Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To review the structure, size and composition (including the skills, knowledge and experience) of the Board on a regular basis and make recommendations to the Board regarding any proposed changes.

2. To identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of, individuals nominated for directorships.

3. To assess the independence of Independent Non-Executive Directors, having regard to the requirements under the Listing Rules.

4. To make recommendations to the Board on relevant matters relating to the appointment or reappointment of Directors and succession planning for Directors in particular the Chairman and the General Manager.

5. To report to the Board on the matters set out in the terms of reference of the Nomination Committee and report to the Board on their work (including their decisions and recommendations) from time to time as appropriate and in any event not less than once every year.

The Nomination Committee comprises the Chairman, Mr. Liang Jiang, and the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Liang Jiang is the chairman of the Nomination Committee.

The Nomination Committee shall meet at least once a year. During the year ended 31 December 2009, the Nomination Committee met once to review the structure, size and composition of the Board and to consider, nominate and recommend suitable candidates for appointment and reappointment of Directors.

Auditors' Remuneration

The remuneration of the Company's auditors, Messrs. KPMG, for services rendered in respect of the year ended 31 December 2009 is set out as follows:

Services rendered	Fee
	HK$'000
Audit of final results	2,300
Review of interim results	600
Review of continuing connected transactions	200
Tax advisory	185
	3,285

Audit Committee

The Audit Committee of the Company was established in 1999. The authority and duties of the Audit Committee are as follows:

Authority

1. The Audit Committee is authorized by the Board to seek any information it requires from any officer or employee of the Company and all officers and employees are directed to co-operate with any request made by the Audit Committee.

2. The Audit Committee is authorized by the Board to obtain outside legal or other independent professional advice if it considers it necessary and to secure the attendance at its meetings of outsiders with relevant experience and expertise if it considers this to be necessary.

Duties

1. To be primarily responsible for making recommendation to the Board on the appointment, reappointment and removal of the external auditor, and to approve the remuneration and terms of engagement of the external auditor, and any questions of resignation or dismissal of that auditor.

2. To review and monitor the external auditor's independence and objectivity and the effectiveness of the audit process in accordance with applicable standard. The Audit Committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

3. To develop and implement policy on the engagement of an external auditor to supply non-audit services. For this purpose, external auditor shall include any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally. The Audit Committee should report to the Board, identifying any matters in respect of which it considers that action or improvement is needed and making recommendations as to the steps to be taken.

4. To monitor integrity of financial statements of the Company and the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports, and to review significant financial reporting judgments contained in them. In this regard, in reviewing the Company's annual report and accounts, half-year report and, if prepared for publication, quarterly reports before submission to the Board, the Audit Committee should focus particularly on:

   (a) any changes in accounting policies and practices;

   (b) major judgmental areas;

   (c) significant adjustments resulting from audit;

   (d) the going concern assumptions and any qualifications;

   (e) compliance with accounting standards; and

   (f) compliance with the Listing Rules and other legal requirements in relation to financial reporting.

5. In regard to 4 above:

   (a) members of the Audit Committee must liaise with the Company's Board and senior management and the Audit Committee must meet, at least once a year, with the Company's auditor; and

   (b) the Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in such reports and accounts and must give due consideration to any matters that have been raised by the Company's staff responsible for the accounting and financial reporting function, compliance officer or auditor.

6. To review the Group's financial controls, internal control and risk management systems.

7. To discuss with the management the system of internal control and ensure that management has discharged its duty to have an effective internal control system including the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget.

8. To consider any findings of major investigations of internal control matters as delegated by the Board or on its own initiative and management's response.

9. Where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor the effectiveness of the internal audit function.

10. To review the Group's financial and accounting policies and practices.

11. To review the external auditor's management letter, any material queries raised by the auditor to management in respect of the accounting records, financial accounts or systems of control and management's response.

12. To ensure that the Board will provide a timely response to the issues raised in the external auditor's management letter.

13. To report to the Board on the matters set out in the code provisions regarding Audit Committee of Appendix 14 of the Listing Rules.

14. To consider other topics, as defined by the Board.

The Audit Committee comprises the three Independent Non-Executive Directors, Mr. Gerard Joseph McMahon, Ms. Tam Wai Chu, Maria and Mr. Li Kar Keung, Caspar. Mr. Gerard Joseph McMahon is the chairman of the Audit Committee.

The Audit Committee shall meet at least four times a year. During the year ended 31 December 2009, the Audit Committee held six meetings, inter alia, to review the 2008 annual results and the 2009 interim results of the Group. The Audit Committee focuses not only on the impact of the changes in accounting policies and practices but also on the compliance with accounting standards, the Listing Rules and the legal requirements in the review of the Group's financial results. It also focuses on the Group's systems of internal control including the adequacy of resources, qualifications and experience of staff of the Company's accounting and financial reporting function, and their training programmes and budget. During the year ended 31 December 2009, the Audit Committee met the external auditor once without the presence of the management to discuss any areas of concerns.

Accountability and Audit

The Directors have acknowledged that they are responsible for overseeing the preparation of financial statements, which give a true and fair view of the state of affairs of the Group and of the results and cash flows in the relevant year. The responsibilities of the external auditor to the shareholders are set out in the Independent Auditor's Report on pages 38 and 39. In preparing the financial statements for the year ended 31 December 2009, the Directors have selected appropriate accounting policies, applied them consistently in accordance with the accounting principles generally accepted in Hong Kong which are pertinent to its operations and relevant to the financial statements and, made judgments and estimates that are prudent and reasonable, and have prepared the financial statements on a going concern basis.

The Company aims at presenting a balanced, clear and comprehensible assessment of the Group's performance, position and prospects in all communications issued to shareholders, including annual and interim reports, announcements and circulars. The annual and interim results of the Company are announced in a timely manner within 4 months and 3 months respectively after the end of the relevant periods.

Internal Controls

The Board is committed to establish and maintain a sound and effective internal control system of the Group to protect the shareholders' investment and to safeguard the Group's assets and to achieve corporate objectives. Key components of internal controls of the Group are set out below:

1. A defined organizational structure, with specified limits of authority and lines of responsibility, has been established.

2. Established operating policies and procedures.

3. Delegation of authority – The Directors and/or management are delegated with respective level of authority relating to certain businesses or operational objectives. Committees (e.g. Audit, Compensation and Nomination), of which their decision-making authority is delegated by the Board, are established where necessary to review, approve and monitor particular aspect of operation of the Group.

4. Budgetary system – (i) Business plan and forecasts are prepared annually and subject to monthly review and approval by the management. With annual budget and monthly rolling forecast, the management could identify and evaluate the likelihood of the financial impact of significant business risks in the coming year and achieve the business objectives; (ii) Budgetary system in relation to monthly recurrent and major capital expenditure is in place. Any material variances against budgets are investigated, explained and approved by the respective financial controller.

5. Internal Audit Department – In order to further enhance the internal control of the Group, an internal audit department was established. The internal auditor could access unrestrictedly to review all aspects of the Group's activities and internal controls. Any serious internal control deficiencies or fraud identified would be reported immediately to the Directors or directly to the Audit Committee.

6. Review by Audit Committee and the Board – The Directors review major business and operational activities and financial performance of the Group.

7. Comprehensive accounting system – A reliable and comprehensive accounting system is in place for the recording of financial information of the Group.

8. Monthly review by the management – Key operating and financial performance of each business segment are reviewed by the management on monthly basis. Regular meetings are held to review the business and financial performance against forecast and business strategies to be taken.

During the year ended 31 December 2009, review on the effectiveness and efficiency of material financial, operational and compliance controls and risk management procedures of the Group was made by the Board and the Audit Committee. The Board is generally satisfied with the effectiveness and adequacy of the existing internal control system of the Group. The Board acknowledges the importance of good corporate governance and will continue its efforts on enhancing the Group's internal controls to support further growth of the Group.

Internal control system of the Group is designed to provide reasonable (rather than absolute) assurance against unauthorized use or disposition. It could only manage, rather than eliminate, all risks of material misstatement, errors, loss or fraud.

Independent Auditor's Report



Independent auditor's report to the shareholders of Guangnan (Holdings) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Guangnan (Holdings) Limited (the "Company") set out on pages 40 to 127, which comprise the consolidated and Company balance sheets as at 31 December 2009, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

Directors' responsibility for the financial statements

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2009 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

26 March 2010

Consolidated Income Statement

for the year ended 31 December 2009
(Expressed in Hong Kong dollars)

	Note	2009 $'000	2008 $'000
Turnover	*3, 12*	**2,352,103**	2,979,868
Cost of sales		**(2,064,929)**	(2,719,907)
Gross profit		**287,174**	259,961
Other revenue	*4*	**53,141**	13,490
Other net income	*4*	**6,881**	30,581
Distribution costs		**(52,160)**	(56,530)
Administrative expenses		**(71,636)**	(76,413)
Other operating expenses		**(1,949)**	(3,802)
Profit from operations		**221,451**	167,287
Valuation gains/(losses) on investment properties		**16,118**	(19,429)
Finance costs	*5(a)*	**(6,784)**	(24,905)
Share of profits less losses of associates		**12,899**	16,528
Profit before taxation	*5*	**243,684**	139,481
Income tax	*6(a)*	**(40,259)**	(18,999)
Profit for the year		**203,425**	120,482
Attributable to:			
Equity shareholders of the Company		**180,724**	100,646
Minority interests		**22,701**	19,836
Profit for the year		**203,425**	120,482
Earnings per share	*11*		
Basic		**20.0 cents**	11.1 cents
Diluted		**19.9 cents**	11.1 cents

The notes on pages 48 to 127 form part of these financial statements. Details of dividends payable to equity shareholders of the Company attributable to the profit for the year are set out in note 10(a).

Consolidated Statement of Comprehensive Income

for the year ended 31 December 2009
(Expressed in Hong Kong dollars)

	2009 $'000	2008 $'000
Profit for the year	**203,425**	120,482
Other comprehensive income for the year (after taxation):		
Exchange differences on translation of financial statements of subsidiaries and associates outside Hong Kong	**2,211**	76,685
Reclassification adjustments for amounts transferred to profit or loss:		
– realisation of reserves upon disposal of associate outside Hong Kong	**(1,061)**	–
– realisation of exchange reserves upon deregistration of subsidiary outside Hong Kong	**71**	–
	1,221	76,685
Total comprehensive income for the year	**204,646**	197,167
Attributable to:		
Equity shareholders of the Company	**181,773**	172,129
Minority interests	**22,873**	25,038
Total comprehensive income for the year	**204,646**	197,167

The amount of income tax relating to each component of other comprehensive income for the year is $Nil (2008: $Nil).

The notes on pages 48 to 127 form part of these financial statements.

Consolidated Balance Sheet

at 31 December 2009
(Expressed in Hong Kong dollars)

	Note	**2009 $'000**	2008 $'000
Non-current assets			
Fixed assets			
– Investment properties		**282,420**	262,388
– Other property, plant and equipment		**864,613**	919,846
– Interests in leasehold land held for own use under operating leases		**110,655**	107,380
	13(a)	**1,257,688**	1,289,614
Interest in associate	*15*	**196,772**	201,973
Deferred tax assets	*18(b)*	**–**	9,426
		1,454,460	1,501,013
Current assets			
Trading securities	*17*	**–**	2,259
Inventories	*19*	**200,418**	401,092
Trade and other receivables, deposits and prepayments	*20*	**506,556**	346,489
Current taxation recoverable	*18(a)*	**415**	151
Cash and cash equivalents	*21*	**380,961**	428,009
		1,088,350	1,178,000
Non-current asset classified as held for sale	*15*	**–**	3,833
		1,088,350	1,181,833
Current liabilities			
Trade and other payables	*22*	**280,309**	481,036
Bank loans	*23(a)*	**230,940**	184,521
Loan from immediate holding company	*23(b)*	**–**	10,000
Loan from a minority shareholder	*23(c)*	**–**	2,940
Loans from a related company	*23(d)*	**79,560**	–
Current taxation payable	*18(a)*	**40,946**	23,933
		631,755	702,430
Net current assets		**456,595**	479,403
Total assets less current liabilities		**1,911,055**	1,980,416
Non-current liabilities			
Bank loans	*23(a)*	**160,000**	405,043
Deferred tax liabilities	*18(b)*	**26,546**	25,179
		186,546	430,222
NET ASSETS		**1,724,509**	1,550,194

at 31 December 2009
(Expressed in Hong Kong dollars)

	Note	**2009 $'000**	2008 $'000
CAPITAL AND RESERVES			
Share capital	*25(b)*	**452,862**	452,802
Reserves		**1,139,913**	982,135
Amounts recognised directly in equity relating to non-current asset held for sale		**–**	2,476
Total equity attributable to equity shareholders of the Company		**1,592,775**	1,437,413
Minority interests		**131,734**	112,781
TOTAL EQUITY		**1,724,509**	1,550,194

Approved and authorised for issue by the board of directors on 26 March 2010.

Tan Yunbiao
Director

Sung Hem Kuen
Director

The notes on pages 48 to 127 form part of these financial statements.

Balance Sheet

at 31 December 2009
(Expressed in Hong Kong dollars)

	Note	2009 $'000	2008 $'000
Non-current assets			
Fixed assets			
– Investment properties		**95,885**	85,911
– Other property, plant and equipment		**392**	549
	13(b)	**96,277**	86,460
Interest in subsidiaries	14	**551,889**	514,820
Interest in associate	15	**164,278**	164,278
		812,444	765,558
Current assets			
Trading securities	17	–	2,259
Trade and other receivables, deposits and prepayments	20	**17,992**	21,784
Cash and cash equivalents	21	**4,950**	2,010
		22,942	26,053
Non-current asset classified as held for sale	15	–	3,880
		22,942	29,933
Current liabilities			
Trade and other payables	22	**19,556**	46,185
Loan from immediate holding company	23(b)	–	10,000
		19,556	56,185
Net current assets/(liabilities)		**3,386**	(26,252)
NET ASSETS		**815,830**	739,306
CAPITAL AND RESERVES			
Share capital	25(b)	**452,862**	452,802
Reserves		**362,968**	286,504
TOTAL EQUITY	25(a)	**815,830**	739,306

Approved and authorised for issue by the board of directors on 26 March 2010.

Tan Yunbiao
Director

Sung Hem Kuen
Director

The notes on pages 48 to 127 form part of these financial statements.

Consolidated Statement of Changes in Equity

for the year ended 31 December 2009
(Expressed in Hong Kong dollars)

	Note	Attributable to equity shareholders of the Company										
		Share capital $'000	Share premium $'000	Capital reserve – share options $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Reserves relating to non-current asset held for sale $'000	Total $'000	Minority interests $'000	Total equity $'000
Balance at 1 January 2009		452,802	4,423	1,459	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194
Changes in equity for 2009:												
Transfer of reserves upon disposal of associate		–	–	–	–	–	–	1,415	(1,415)	–	–	–
Transfer of reserves upon deregistration of subsidiary		–	–	–	–	–	(233)	233	–	–	–	–
Transfer to statutory reserves		–	–	–	–	–	4,866	(4,866)	–	–	–	–
Exercise of share options		60	57	(27)	–	–	–	–	–	90	–	90
Share-based payment expenses for the year		–	–	669	–	–	–	–	–	669	–	669
Dividends declared to a minority shareholder		–	–	–	–	–	–	–	–	–	(3,920)	(3,920)
Dividends approved in respect of previous year	10(b)	–	–	–	–	–	–	(13,584)	–	(13,584)	–	(13,584)
Dividends declared in respect of current year	10(a)	–	–	–	–	–	–	(13,586)	–	(13,586)	–	(13,586)
Total comprehensive income for the year		–	–	–	2,110	–	–	180,724	(1,061)	181,773	22,873	204,646
Balance at 31 December 2009		452,862	4,480	2,101	184,712	107,440	10,303	830,877	–	1,592,775	131,734	1,724,509

	Note	Attributable to equity shareholders of the Company											
		Share capital $'000	Share premium $'000	Capital reserve – share options $'000	Capital reserve – others $'000	Exchange reserves $'000	Special capital reserve $'000	Other reserves $'000	Retained profits $'000	Reserves relating to non-current asset held for sale $'000	Total $'000	Minority interests $'000	Total equity $'000
Balance at 1 January 2008		452,802	4,423	2,881	657	112,180	107,440	6,428	614,693	–	1,301,504	87,743	1,389,247
Changes in equity for 2008:													
Dividends approved in respect of previous year	10(b)	–	–	–	–	–	–	–	(18,112)	–	(18,112)	–	(18,112)
Grant of share options		–	–	4	–	–	–	–	–	–	4	–	4
Share options lapsed and cancelled during the year		–	–	(1,426)	–	–	–	–	1,426	–	–	–	–
Transfer of reserves relating to non-current asset held for sale		–	–	–	(657)	(1,061)	–	(758)	–	2,476	–	–	–
Dividends declared in respect of current year	10(a)	–	–	–	–	–	–	–	(18,112)	–	(18,112)	–	(18,112)
Total comprehensive income for the year		–	–	–	–	71,483	–	–	100,646	–	172,129	25,038	197,167
Balance at 31 December 2008		452,802	4,423	1,459	–	182,602	107,440	5,670	680,541	2,476	1,437,413	112,781	1,550,194

The notes on pages 48 to 127 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2009
(Expressed in Hong Kong dollars)

	Note	2009 $'000	2009 $'000	2008 $'000	2008 $'000
Operating activities					
Profit before taxation		**243,684**		139,481	
Adjustments for:					
– Finance costs	*5(a)*	**6,784**		24,905	
– Interest income	*4*	**(5,809)**		(6,984)	
– Dividends from listed securities	*4*	**(56)**		(353)	
– Net realised and unrealised (gain)/ loss on trading securities	*4*	**(1,659)**		4,140	
– Valuation (gains)/losses on investment properties	*13(a)*	**(16,118)**		19,429	
– Impairment losses on interest in associate	*5(c)*	**–**		1,087	
– Net loss on disposal of fixed assets	*4*	**453**		656	
– Impairment losses on trade receivables	*5(c)*	**256**		23	
– Depreciation	*13(a)*	**85,885**		78,724	
– Amortisation of land lease premium	*13(a)*	**2,943**		2,847	
– Share of profits less losses of associates		**(12,899)**		(16,528)	
– Foreign exchange gain		**(967)**		(22,259)	
– Gain on disposal of an associate	*4*	**(1,061)**		–	
– Gain on deregistration of a subsidiary	*4*	**(829)**		–	
– Net (gain)/loss on forward foreign exchange contracts	*4*	**(2,373)**		1,833	
– Equity-settled share-based payment expenses	*5(b)*	**669**		4	
Operating profit before changes in working capital		**298,903**		227,005	
Decrease/(increase) in inventories		**201,134**		(59,152)	
(Increase)/decrease in trade and other receivables, deposits and prepayments		**(139,967)**		150,237	
(Increase)/decrease in amount due from a related company		**(21,068)**		5,931	
Increase/(decrease) in trade and other payables		**8,812**		(43,212)	
(Decrease)/increase in amount due to a related company		**(209,902)**		143,998	
(Decrease)/increase in amount due to immediate holding company		**(20)**		20	
Cash generated from operations carried forward		**137,892**		424,827	

for the year ended 31 December 2009
(Expressed in Hong Kong dollars)

	Note	2009 $'000	2009 $'000	2008 $'000	2008 $'000
Cash generated from operations brought forward		**137,892**		424,827	
Interest received		**5,809**		6,984	
Interest paid		**(6,784)**		(24,905)	
Hong Kong Profits Tax (paid)/refunded		**(5,824)**		400	
PRC income tax paid		**(5,149)**		(23,820)	
Net cash generated from operating activities			**125,944**		383,486
Investing activities					
Payment for the purchase of fixed assets		**(39,440)**		(147,136)	
Government grant received in relation to fixed assets		**–**		2,520	
Proceeds from disposal of an associate		**3,833**		–	
Proceeds from disposal of listed securities		**3,918**		–	
Dividends received from listed securities		**56**		353	
Dividends received from associate		**21,298**		–	
Proceeds on disposal of fixed assets		**–**		57	
Net cash used in investing activities			**(10,335)**		(144,206)
Financing activities					
Dividends paid to equity shareholders of the Company		**(27,170)**		(36,224)	
Dividends paid to a minority shareholder		**(3,920)**		–	
Proceeds from bank loans		**230,940**		504,521	
Proceeds from loans from a related company		**79,560**		–	
Proceeds from banks on discounted bills		**162,272**		–	
Proceeds from loans from a minority shareholder		**–**		11,270	
Repayment of proceeds from banks on discounted bills		**(162,272)**		(168,988)	
Repayment of bank loans		**(429,564)**		(255,055)	
Repayment of loan from immediate holding company		**(10,000)**		(11,216)	
Repayment of loan from a minority shareholder		**(2,940)**		(8,330)	
Proceeds from shares issued under share option schemes		**90**		–	
(Increase)/decrease in pledged bank deposits		**(208,452)**		18,334	
Net cash (used in)/generated from financing activities			**(371,456)**		54,312
(Decrease)/increase in cash and cash equivalents			**(255,847)**		293,592
Cash and cash equivalents at 1 January			**390,443**		91,109
Effect of foreign exchange rate changes			**347**		5,742
Cash and cash equivalents at 31 December	*21*		**134,943**		390,443

The notes on pages 48 to 127 form part of these financial statements.

1. Significant accounting policies

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards ("HKFRSs"), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. Note 2 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b) Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 December 2009 comprise the Company and its subsidiaries (together referred to as the "Group") and the Group's interest in associate.

The measurement basis used in the preparation of the financial statements is the historical cost basis except that the following assets are stated at their fair value as explained in the accounting policies set out below.

- investment properties (see note 1(g));
- financial instruments classified as trading securities (see note 1(e)); and
- derivative financial instruments (see note 1(f)).

Non-current assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell (see note 1(v)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

1. Significant accounting policies (Continued)

(b) Basis of preparation of the financial statements (Continued)

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 30.

(c) Subsidiaries and minority interests

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Minority interests represent the portion of the net assets of subsidiaries attributable to interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet within equity, separately from equity attributable to the equity shareholders of the Company. Minority interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between minority interests and the equity shareholders of the Company.

Where losses applicable to the minority exceed the minority's interest in the equity of a subsidiary, the excess, and any further losses applicable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make additional investment to cover the losses. If the subsidiary subsequently reports profits, the Group's interest is allocated all such profits until the minority's share of losses previously absorbed by the Group has been recovered.

Loans from holders of minority interests and other contractual obligations towards these holders are presented as financial liabilities in the consolidated balance sheet in accordance with notes 1(m) or 1(n) depending on the nature of the liability.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(j)(ii)).

1. Significant accounting policies (Continued)

(d) Associates

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (see note 1(v)). Under the equity method, the investment is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets and any impairment loss relating to the investment (see note 1(j)). The Group's share of the post-acquisition, post-tax results of the associate and any impairment losses for the year are recognised in the consolidated income statement, whereas the Group's share of the post-acquisition post-tax items of the associate's other comprehensive income is recognised in the consolidated statement of comprehensive income.

When the Group's share of losses exceeds its interest in the associate, the Group's interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate. For this purpose, the Group's interest in the associate is the carrying amount of the investment under the equity method together with the Group's long-term interests that in substance form part of the Group's net investment in the associate.

Unrealised profits and losses resulting from transactions between the Group and its associate are eliminated to the extent of the Group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In the Company's balance sheet, investment in associate is stated at cost less impairment losses (see note 1(j)), unless classified as held for sale (see note 1(v)).

(e) Other investments in equity securities

The Group's and the Company's policies for investments in equity securities, other than investments in subsidiaries and associates, are as follows:

Investments in equity securities are initially stated at fair value, which is their transaction price unless fair value can be more reliably estimated using valuation techniques whose variables include only data from observable markets. Fair value includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current assets. Any attributable transaction costs are recognised in profit or loss as incurred. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in notes 1(s)(iv) and 1(s)(v).

1. Significant accounting policies (Continued)

(e) Other investments in equity securities (Continued)

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(j)(i)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments or they expire.

(f) Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

(g) Investment properties

Investment properties are land and/or buildings which are owned or held under a leasehold interest (see note 1(i)) to earn rental income and/or for capital appreciation. These include land held for a currently undetermined future use and property that is being constructed or developed for future use as investment property.

Investment properties are stated in the balance sheet at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably determined at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(s)(ii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(i)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(i).

(h) Other property, plant and equipment

The following items of fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 1(j)(ii));

- buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease (see note 1(i)); and

- other items of plant and equipment.

1. Significant accounting policies (Continued)

(h) Other property, plant and equipment (Continued)

The cost of self-constructed items of property, plant and equipment includes the cost of materials, direct labour, the initial estimate, where relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and an appropriate proportion of production overheads and borrowing costs (see note 1(u)).

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment. Capitalisation of these costs ceases and the construction in progress is transferred to relevant categories of fixed assets when the asset is substantially ready for its intended use, notwithstanding any delays in the issue of the relevant commissioning certificate by the appropriate authorities. No depreciation is provided in respect of construction in progress.

Gains or losses arising from the retirement or disposal of an item of fixed assets are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

- Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives, being no more than 50 years after the date of completion.
- Leasehold improvements — 20% to 50% per annum
- Plant and machinery, furniture, fixtures and equipment — 10% to 20% per annum
- Motor vehicles — 20% per annum

Where parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(i) Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

1. Significant accounting policies (Continued)

(i) Leased assets (Continued)

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

- property held under operating leases that would otherwise meet the definition of an investment property is classified as investment property on a property-by-property basis and, if classified as an investment property, is accounted for as if held under a finance lease (see note 1(g)); and

- land held for own use under an operating lease, the fair value of which cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortised on a straight-line basis over the period of the lease term except where the property is classified as an investment property (see note 1(g)).

(j) Impairment of assets

(i) Impairment of investments in equity securities and trade and other receivables, deposits and prepayments

Investments in equity securities (other than investments in subsidiaries (see note 1(j)(ii)), and trade and other receivables, deposits and prepayments that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

- significant financial difficulty of the debtor;

- a breach of contract, such as a default or delinquency in interest or principal payments;

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and trade and other receivables, deposits and prepayments (Continued)

- it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

- significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

- a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

- For investments in associates recognised using the equity method (see note 1(d)), the impairment loss is measured by comparing the recoverable amount of the investment as a whole with its carrying amount in accordance with note 1(j)(ii). The impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount in accordance with note 1(j)(ii).

- For unquoted equity securities, other current receivables and other financial assets carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities carried at cost are not reversed.

- For trade and other receivables, deposits and prepayments and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(i) Impairment of investments in equity securities and trade and other receivables, deposits and prepayments (Continued)

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors and bills receivable included within trade and other receivables, deposits and prepayments, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and bills receivable directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amount previously written off directly are recognised in profit or loss.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- other property, plant and equipment;
- pre-paid interests in leasehold land classified as being held under an operating lease; and
- investments in subsidiaries.

If any such indication exists, the asset's recoverable amount is estimated.

- *Calculation of recoverable amount*

  The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1. Significant accounting policies (Continued)

(j) Impairment of assets (Continued)

(ii) Impairment of other assets (Continued)

– *Recognition of impairment losses*

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

– *Reversals of impairment losses*

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii) Interim financial reporting and impairment

Under the Listing Rules, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 1(j)(i) and 1(j)(ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1. Significant accounting policies (Continued)

(k) Inventories (Continued)

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Trade and other receivables, deposits and prepayments

Trade and other receivables, deposits and prepayments are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(j)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(m) Borrowings

Borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, borrowings are stated at amortised cost with any difference between the amount initially recognised and redemption value being recognised in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(n) Trade and other payables

Trade and other payables are initially recognised at fair value and are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(o) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

(p) Employee benefits

(i) Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

Further information on the Group's contributions to retirement benefits schemes is set out in note 29.

1. Significant accounting policies (Continued)

(p) Employee benefits (Continued)

(ii) Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the binomial lattice model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On the vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(iii) Termination benefits

Termination benefits are recognised when, and only when, the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.

(q) Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

1. Significant accounting policies (Continued)

(q) Income tax (Continued)

Apart from certain limited exceptions, all deferred tax liabilities and all deferred tax assets, to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination) and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

1. Significant accounting policies (Continued)

(q) Income tax (Continued)

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(r) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(r)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee, i.e. the amount initially recognised, less accumulated amortisation.

1. Significant accounting policies (Continued)

(r) Financial guarantees issued, provisions and contingent liabilities (Continued)

(ii) Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(s) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in profit or loss as follows:

(i) Sale of goods

Revenue is recognised when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added tax or other sales taxes and is after deduction of any trade discounts.

(ii) Rental income from operating leases

Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the use of the leased asset. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(iii) Commission income

Commission income is recognised when the relevant services are rendered.

(iv) Dividends

- Dividend income from unlisted investments is recognised when the shareholder's right to receive payment is established.

- Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

1. Significant accounting policies (Continued)

(s) Revenue recognition (Continued)

(v) Interest income

Interest income is recognised as it accrues using the effective interest method.

(vi) Government grants

Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(t) Translation of foreign currencies

Foreign currency transactions during the year are translated at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rates ruling at the transaction dates. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was determined.

The results of foreign operations are translated into Hong Kong dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into Hong Kong dollars at the closing foreign exchange rates at the balance sheet date. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in the exchange reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.

(u) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

1. Significant accounting policies (Continued)

(v) Non-current assets held for sale

A non-current asset (or disposal group) is classified as held for sale if it is highly probable that its carrying amount will be recovered through a sale transaction rather than through continuing use and the asset (or disposal group) is available for sale in its present condition. A disposal group is a group of assets to be disposed of together as a group in a single transaction and liabilities directly associated with those assets that will be transferred in the transaction.

Immediately before classification as held for sale, the measurement of the non-current assets (and all individual assets and liabilities in a disposal group) is brought up-to-date in accordance with the accounting policies before the classification. Then, on initial classification as held for sale and until disposal, the non-current assets (except for certain assets as explained below), or disposal groups, are recognised at the lower of their carrying amounts and fair value less costs to sell. The principal exceptions to this measurement policy so far as the financial statements of the Group and the Company are concerned are deferred tax assets, financial assets (other than investments in subsidiaries and associates) and investment properties. These assets, even if held for sale, would continue to be measured in accordance with the policies set out elsewhere in note 1.

Impairment losses on initial classification as held for sale, and on subsequent remeasurement while held for sale, are recognised in profit or loss. As long as a non-current asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, the non-current asset is not depreciated or amortised.

(w) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

1. Significant accounting policies (Continued)

(x) Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group's most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group's various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

2. Changes in accounting policies

The HKICPA has issued one new HKFRS, a number of amendments to HKFRSs and new Interpretations that are first effective for the current accounting period of the Group and the Company. Of these, the following of these developments are relevant to the Group's financial statements:

- HKFRS 8, Operating segments
- HKAS 1 (revised 2007), Presentation of financial statements
- Amendments to HKFRS 7, Financial instruments: Disclosures – improving disclosures about financial instruments
- Improvements to HKFRSs (2008)
- Amendments to HKAS 27, Consolidated and separate financial statements – cost of an investment in a subsidiary, jointly controlled entity or associate
- HKAS 23 (revised 2007), Borrowing costs
- Amendments to HKFRS 2, Share-based payment – vesting conditions and cancellations

2. Changes in accounting policies (Continued)

The amendments to HKAS 23 and HKFRS 2 have had no material impact on the Group's financial statements as the amendments are consistent with policies already adopted by the Group. The impact of the remainder of these developments is as follows:

- HKFRS 8 requires segment disclosure to be based on the way that the Group's chief operating decision maker regards and manages the Group, with the amounts reported for each reportable segment being the measures reported to the Group's chief operating decision maker for the purposes of assessing segment performance and making decisions about operating matters. This contrasts with the presentation of segment information in prior years which was based on a disaggregation of the Group's financial statements into segments based on related products and services and on geographical areas. The adoption of HKFRS 8 has resulted in the presentation of segment information in a manner that is more consistent with internal reporting provided to the Group's most senior executive management (see note 12). Corresponding amounts have been presented on a basis consistent with the revised segment information.

- As a result of the adoption of HKAS 1 (revised 2007), details of changes in equity during the period arising from transactions with equity shareholders in their capacity as such have been presented separately from all other income and expenses in a revised consolidated statement of changes in equity. All other items of income and expenses are presented in the consolidated income statement, if they are recognised as part of profit or loss for the period, or otherwise in a new primary statement, the consolidated statement of comprehensive income. Corresponding amounts have been restated to conform to the new presentation. This change in presentation has no effect on reported profit or loss, total income and expense or net assets for any period presented.

- As a result of the adoption of the amendments to HKFRS 7, the financial statements include expanded disclosures in note 26(f) about the fair value measurement of the Group's financial instruments, categorising these fair value measurements into a three-level fair value hierarchy according to the extent to which they are based on observable market data. The Group has taken advantage of the transitional provisions set out in the amendments to HKFRS 7, under which comparative information for the newly required disclosures about the fair value measurements of financial instruments has not been provided.

- The "Improvements to HKFRSs (2008)" comprise a number of minor and non-urgent amendments to a range of HKFRSs which the HKICPA has issued as an omnibus batch of amendments. Of these, the following amendment has resulted in changes to the Group's accounting policies:

  - As a result of amendments to HKAS 40, Investment property, investment property which is under construction will be carried at fair value at the earlier of when the fair value first becomes reliably measurable and the date of completion of the property. Any gain or loss will be recognised in profit or loss, consistent with the policy adopted for all other investment properties carried at fair value. Previously such property was carried at cost until the construction was completed, at which time it was fair valued with any gain or loss being recognised in profit or loss. As the Group does not currently have any investment property under construction, this change in policy has no impact on net assets or profit or loss for any of the periods presented.

2. Changes in accounting policies (Continued)

– The amendments to HKAS 27 have removed the requirement that dividends out of pre-acquisition profits should be recognised as a reduction in the carrying amount of the investment in the investee, rather than as income. As a result, as from 1 January 2009, all dividends receivable from subsidiaries and associates, whether out of pre- or post-acquisition profits, will be recognised in the Company's profit or loss and the carrying amount of the investment in the investee will not be reduced unless that carrying amount is assessed to be impaired as a result of the investee declaring the dividend. In such cases, in addition to recognising dividend income in profit or loss, the Company would recognise an impairment loss. In accordance with the transitional provisions for the amendment, this new policy will be applied prospectively to any dividends receivable in the current or future periods and previous periods have not been restated.

3. Turnover

The principal activities of the Group are the manufacturing and sales of tinplate products, property leasing and the distribution and trading of fresh and live foodstuffs.

Turnover represents the sales value of goods, commission income earned from the distribution of fresh and live foodstuffs and rental income from investment properties, after eliminating intra-group transactions. The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2009 **$'000**	2008 $'000
Sales of goods		
– Tinplate products	**2,145,267**	2,750,900
– Fresh and live foodstuffs	**108,788**	117,441
	2,254,055	2,868,341
Commission income from the distribution of fresh and live foodstuffs	**71,241**	86,185
Rental income from property leasing	**26,807**	25,342
	2,352,103	2,979,868

The Group's customer base is diversified and includes only one customer with whom transactions have exceeded 10% of the Group's revenue. In 2009, revenue from sales of tinplate products to this customer, including sales to entities which are known to the Group to be under common control with this customer, amounted to approximately $490,851,000 (2008: $614,931,000). Details of concentrations of credit risk are set out in note 26(a).

Further details regarding the Group's principal activities are disclosed in note 12 to these financial statements.

4. Other revenue and net income

	2009 $'000	2008 $'000
Other revenue		
Sales of scrap materials	**5,092**	3,720
Interest income	**5,809**	6,984
Dividends from listed securities	**56**	353
Subsidies received (note)	**37,564**	–
Others	**4,620**	2,433
	53,141	13,490
Other net income		
Net loss on disposal of fixed assets	**(453)**	(656)
Net realised and unrealised gain/(loss) on trading securities	**1,659**	(4,140)
Gain on disposal of an associate	**1,061**	–
Gain on deregistration of a subsidiary	**829**	–
Net gain/(loss) on forward foreign exchange contracts	**2,373**	(1,833)
Net realised and unrealised exchange gain	**1,412**	37,210
	6,881	30,581

Note: The amounts mainly represent subsidies granted to a subsidiary, Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco") by the local government authority in the PRC for its continuous contribution to the development of the metal-plating industry.

5. Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	Note	2009 $'000	2008 $'000
(a) Finance costs:			
Interest on bank advances and other borrowings repayable within 5 years		**6,201**	25,242
Interest on loan from immediate holding company		**80**	644
Interest on loans from a related company		**503**	–
		6,784	25,886
Less: Interest expenses capitalised into construction in progress	*(i)*	**–**	(981)
		6,784	24,905
(b) Staff costs:			
Net contributions paid to defined contribution retirement plans		**5,742**	5,757
Equity-settled share-based payment expenses		**669**	4
Salaries, wages and other benefits		**82,681**	87,091
		89,092	92,852
(c) Other items:			
Cost of inventories sold	*(ii), 19(b)*	**2,047,761**	2,703,765
Auditors' remuneration		**3,517**	3,671
Depreciation		**85,885**	78,724
Amortisation of land lease premium		**2,943**	2,847
Impairment losses on interest in associate		**–**	1,087
Impairment losses on trade receivables		**256**	23
Write-down of inventories	*19(b)*	**5,504**	50,057
Operating lease charges in respect of property rentals		**4,140**	3,229
Rentals receivable from investment properties less direct outgoings of $2,533,000 (2008: $2,888,000)		**(24,274)**	(22,454)

5. Profit before taxation (Continued)

Notes:

(i) *The amount represents interest expenses paid for a bank loan borrowed by a subsidiary of the Group specifically for the purpose of the construction of fixed assets.*

(ii) *Cost of inventories sold includes $117,027,000 (2008: $155,512,000) relating to the write-down of inventories, staff costs and depreciation, which amount is also included in the respective total amounts disclosed separately above for each of these types of expenses.*

6. Income tax in the consolidated income statement

(a) Taxation in the consolidated income statement represents:

	2009 $'000	2008 $'000
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax at 16.5% (2008: 16.5%) on the estimated assessable profits for the year	**9,759**	6,218
Under/(over)-provision in respect of prior years	**2,023**	(25)
	11,782	6,193
Current tax – the PRC		
Tax for the year	**17,718**	20,342
Deferred tax		
Origination and reversal of temporary differences	**10,759**	(7,536)
	40,259	18,999

(Expressed in Hong Kong dollars unless otherwise indicated)

6. Income tax in the consolidated income statement (Continued)

(a) Taxation in the consolidated income statement represents: (Continued)

Notes:

(i) The provision for Hong Kong Profits Tax for 2009 is calculated by applying the estimated annual effective tax rate of 16.5% (2008: 16.5%) to estimated assessable profits for the year ended 31 December 2009. Income tax for subsidiaries established and operating in the PRC is similarly calculated using the estimated annual effective rates of taxation that are expected to be applicable in the relevant provinces or economic zones in the PRC.

(ii) In accordance with the Corporate Income Tax Law of the PRC ("New Tax Law"), the standard PRC Enterprise Income Tax rate is 25% with effect from 1 January 2008. Furthermore, the State Council of the PRC passed the implementation guidance ("Implementation Guidance") on 26 December 2007, which sets out the details of how existing preferential income tax rates will be adjusted to the standard rate of 25%. According to the Implementation Guidance, the income tax rate for certain PRC subsidiaries of the Group is to be changed gradually to the standard rate of 25% over a five-year transition period beginning from 2008. The details of the tax relief are disclosed in the following notes.

(iii) A subsidiary, Zhongshan Zhongyue Tinplate Industrial Co., Ltd. ("Zhongyue Tinplate"), is subject to Enterprise Income Tax at the standard rate of 25%. However, it may be eligible for a reduction in tax rate if it fulfils certain criteria set out in the New Tax Law and certain other applicable regulations. It is currently uncertain as to how the fulfilment of these criteria is to be assessed and the tax authorities have not confirmed the application of the reduced tax rate for the years ended 31 December 2008 and 2009. In view of the above factors, Zhongyue Tinplate has adopted the standard tax rate of 25% for tax provision purposes for both years. Any over-provision for income tax expense will be accounted for in the future when the tax position of Zhongyue Tinplate has been confirmed.

(iv) Zhongyue Posco, being a foreign investment enterprise established in the PRC before the New Tax Law passed on 16 March 2007, has applied for a tax holiday of a tax-free period for the first and second years and a 50% reduction in the income tax rate for the third to fifth years beginning from the year 2008. Zhongyue Posco has been informed of the approval verbally by the tax authorities but no formal approval document has been received up to the date of issue of these financial statements. The directors believe that Zhongyue Posco may enjoy such tax benefits and, therefore, no tax provision has been made for the current and prior years.

(v) According to the New Tax Law, dividends declared by the PRC subsidiaries and associates to investors incorporated in Hong Kong are subject to a withholding tax of 5%.

In accordance with Caishui (2008) No. 1 issued by State Tax Authorities, undistributed profits from the PRC companies up to 31 December 2007 will be exempted from withholding tax when they are distributed in future.

As the Company controls the dividend policy of the PRC subsidiaries and it has determined that the profits of the PRC subsidiaries for the current and prior years will not be distributed in the foreseeable future, no provision for withholding tax in respect of the undistributed profits from the PRC subsidiaries has been made as at 31 December 2009 and 31 December 2008. Further details are disclosed in note 18(d).

6. Income tax in the consolidated income statement (Continued)

(b) Reconciliation between tax expense and accounting profit at applicable tax rates:

	2009 $'000	2008 $'000
Profit before taxation	**243,684**	139,481
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**39,807**	22,252
Tax effect of non-deductible expenses	**5,166**	9,538
Tax effect of non-taxable revenue	**(4,545)**	(6,702)
Tax effect of current year's tax losses not recognised	**461**	102
Tax effect of utilisation of previous years' unrecognised tax losses	**(2,653)**	(6,166)
Under/(over)-provision in respect of prior years	**2,023**	(25)
Actual tax expense	**40,259**	18,999

7. Directors' remuneration

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payments $'000 (Note)	2009 Total $'000
Executive directors							
Liang Jiang	–	506	287	480	1,273	176	1,449
Tan Yunbiao	–	383	222	528	1,133	98	1,231
Sung Hem Kuen	–	956	30	211	1,197	74	1,271
Li Li (resigned on 5 June 2009)	–	–	26	263	289	26	315
Non-executive directors							
Huang Xiaofeng	–	–	–	–	–	–	–
Luo Fanyu	–	–	–	–	–	–	–
Hou Zhuobing	–	–	–	–	–	82	82
Independent non-executive directors							
Gerard Joseph McMahon	–	300	–	–	300	–	300
Tam Wai Chu, Maria	–	300	–	–	300	–	300
Li Kar Keung, Caspar	–	300	–	–	300	–	300
Total	–	2,745	565	1,482	4,792	456	5,248

7. Directors' remuneration (Continued)

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows: (Continued)

	Directors' fees $'000	Basic salaries, allowances and other benefits $'000	Retirement schemes contributions $'000	Bonus $'000	Sub-total $'000	Share-based payments $'000 (Note)	2008 Total $'000
Executive directors							
Liang Jiang	–	492	301	660	1,453	1	1,454
Li Li (appointed on 7 January 2008)	–	–	52	524	576	1	577
Tan Yunbiao	–	370	278	1,136	1,784	1	1,785
Sung Hem Kuen (appointed on 17 April 2008)	–	780	25	233	1,038	–*	1,038
Tsang Hon Nam (resigned on 17 April 2008)	–	271	11	223	505	–	505
Non-executive directors							
Huang Xiaofeng (appointed on 29 October 2008)	–	–	–	–	–	–	–
Zhao Leili (resigned on 12 September 2008)	–	–	–	–	–	–	–
Luo Fanyu	–	–	–	–	–	–	–
Hou Zhuobing	–	–	–	–	–	–*	–
Independent non-executive directors							
Gerard Joseph McMahon	–	300	–	–	300	–	300
Tam Wai Chu, Maria	–	300	–	–	300	–	300
Li Kar Keung, Caspar	–	300	–	–	300	–	300
Total	–	2,813	667	2,776	6,256	3	6,259

* *Amount less than $1,000*

Note: *These represent the estimated value of share options granted to the directors under the Company's share option schemes. The value of these share options is measured according to the Group's accounting policies for share-based payment transactions as set out in note 1(p)(ii).*

The details of these benefits in kind, including the principal terms and number of options granted, are disclosed under the "Share Option Schemes of the Company" section in the "Report of the Directors" and note 24.

8. Individuals with highest emoluments

Of the five individuals with highest emoluments, three (2008: three) are directors whose emoluments are disclosed in note 7. The aggregate of the emoluments in respect of the other two (2008: two) individuals are as follows:

	2009 $'000	2008 $'000
Basic salaries, allowances and other benefits	**734**	798
Retirement schemes contributions	**186**	314
Share-based payments	**131**	1
Bonus	**1,250**	1,644
	2,301	2,757

The emoluments of the two (2008: two) individuals with the highest emoluments are within the following band:

	2009 Number of individuals	2008 Number of individuals
$ 1,000,001 – 1,500,000	**2**	2

9. Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company includes a profit of $17,828,000 (2008: loss of $3,903,000) which has been dealt with in the financial statements of the Company.

9. Profit attributable to equity shareholders of the Company (Continued)

Reconciliation of the above amount to the Company's profit for the year:

	2009 $'000	2008 $'000
Amount of consolidated profit attributable to equity shareholders dealt with in the Company's financial statements	**17,828**	(3,903)
Write-back of impairment losses on interest in subsidiaries	**996**	33,949
Dividends from associate and subsidiaries attributable to the profits of the previous financial year, approved and payable/paid during the year	**84,111**	45,502
Company's profit for the year (note 25(a))	**102,935**	75,548

Details of dividends paid and payable to equity shareholders of the Company are set out in note 10.

10. Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2009 $'000	2008 $'000
Interim dividend declared and paid of 1.5 cents per ordinary share (2008: 2.0 cents per ordinary share)	**13,586**	18,112
Final dividend proposed after the balance sheet date of 3.0 cents per ordinary share (2008: 1.5 cents per ordinary share)	**27,172**	13,584
	40,758	31,696

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

10. Dividends (Continued)

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2009 $'000	2008 $'000
Final dividend in respect of the previous financial year, approved and paid during the year, of 1.5 cents per ordinary share (2008: 2.0 cents per ordinary share)	**13,584**	18,112

11. Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company of $180,724,000 (2008: $100,646,000) and the weighted average of 905,635,000 (2008: 905,603,000) ordinary shares in issue during the year, calculated as follows:

Weighted average number of ordinary shares

	2009 '000	2008 '000
Issued ordinary shares at 1 January	**905,603**	905,603
Effect of share options exercised (notes 24 and 25(c))	**32**	–
Weighted average number of ordinary shares	**905,635**	905,603

11. Earnings per share (Continued)

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year ended 31 December 2009 is based on the profit attributable to ordinary equity shareholders of the Company of $180,724,000 and the weighted average number of ordinary shares of 907,642,000, calculated as follows:

Weighted average number of ordinary shares (diluted)

	2009 '000	2008 '000
Weighted average number of ordinary shares used in the basic earnings per share calculation	**905,635**	905,603
Effect of deemed issue of ordinary shares under the Company's share option schemes for nil consideration (note 24)	**2,007**	–
Weighted average number of ordinary shares (diluted)	**907,642**	905,603

The diluted earnings per share for the year ended 31 December 2008 was the same as the basic earnings per share as the potential ordinary shares were anti-dilutive.

12. Segment reporting

The Group manages its businesses by divisions, which are organised by products and services. In a manner consistent with the way in which information is reported internally to the Group's most senior executive management for the purposes of resource allocation and performance assessment, the Group has identified the following 3 reportable segments. No operating segments have been aggregated to form the following reportable segments.

- Tinplating : this segment produces and sells tinplates and related products which are mainly used as packaging materials for the food processing manufacturers.
- Fresh and live foodstuffs : this segment distributes, purchases and sells fresh and live foodstuffs.
- Property leasing : this segment leases office and industrial premises to generate rental income.

12. Segment reporting (Continued)

(a) Segment results, assets and liabilities

In accordance with HKFRS 8, segment information disclosed in these financial statements has been prepared in a manner consistent with the information used by the Group's most senior executive management for the purposes of assessing segment performance and allocating resources between segments. In this regard, the Group's senior executive management monitors the results, assets and liabilities attributable to each reportable segment on the following bases:

- Segment profit includes revenue and expenses that are allocated to the reportable segments with reference to revenue generated by those segments and the expenses incurred by those segments or which otherwise arise from the depreciation or amortisation of assets attributable to those segments.

- Segments assets include all tangible, intangible assets and current assets with the exception of interest in associate, trading securities and other corporate assets. Segment liabilities include current and non-current liabilities attributable to the business activities of the individual segments and borrowings managed directly by the segments.

In addition, management is provided with segment information concerning revenue (inter-segment sales are not material), profit or loss, assets, liabilities and other information relevant to the assessment of segment performance and allocation of resources between segments (if material). Inter-segment sales are priced with reference to prices charged to external parties for similar orders.

12. Segment reporting (Continued)

(a) Segment results, assets and liabilities (Continued)

Information regarding the Group's reportable segments as provided to the Group's most senior executive management for the purposes of resource allocation and assessment of segment performance for the year is set out below.

	Tinplating		Fresh and live foodstuffs		Property leasing		Total	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Revenue from external customers	**2,145,267**	2,750,900	**180,029**	203,626	**26,807**	25,342	**2,352,103**	2,979,868
Inter-segment revenue	**-**	-	**-**	-	**-**	186	**-**	186
Reportable segment revenue	**2,145,267**	2,750,900	**180,029**	203,626	**26,807**	25,528	**2,352,103**	2,980,054
Reportable segment profit	**153,699**	67,762	**62,440**	76,808	**17,641**	14,509	**233,780**	159,079
Reportable segment assets	**1,925,397**	2,061,970	**95,070**	103,217	**302,291**	285,182	**2,322,758**	2,450,369
Reportable segment liabilities	**715,402**	1,014,383	**30,328**	31,158	**31,077**	32,158	**776,807**	1,077,699
Depreciation and amortisation for the year	**86,269**	79,038	**373**	367	**1,995**	1,943	**88,637**	81,348
Interest income	**5,800**	6,703	**9**	224	**-**	48	**5,809**	6,975
Write-down of inventories	**5,500**	50,041	**4**	16	**-**	-	**5,504**	50,057
Additions to non-current segment assets during the year	**34,726**	92,079	**458**	372	**4,214**	7,869	**39,398**	100,320

12. Segment reporting (Continued)

(b) Reconciliations of reportable segment profit or loss, assets and liabilities

	2009 $'000	2008 $'000
Profit		
Reportable segment profit derived from the Group's external customers	**233,780**	159,079
Unallocated head office and corporate income and expenses	**(12,329)**	8,208
Valuation gains/(losses) on investment properties	**16,118**	(19,429)
Finance costs	**(6,784)**	(24,905)
Share of profits less losses of associates	**12,899**	16,528
Consolidated profit before taxation	**243,684**	139,481
Assets		
Reportable segment assets	**2,322,758**	2,450,369
Interest in associate	**196,772**	201,973
Trading securities	**–**	2,259
Non-current asset classified as held for sale	**–**	3,833
Unallocated head office and corporate assets	**23,280**	24,412
Consolidated total assets	**2,542,810**	2,682,846
Liabilities		
Reportable segment liabilities	**776,807**	1,077,699
Loan from immediate holding company	**–**	10,000
Unallocated head office and corporate liabilities	**41,494**	44,953
Consolidated total liabilities	**818,301**	1,132,652

12. Segment reporting (Continued)

(c) Geographic information

The following table sets out information about the geographical location of (i) the Group's revenue from external customers and (ii) the Group's fixed assets and interest in associate ("specified non-current assets"). The geographical location of customers is based on the location at which the services were provided or the goods delivered. The geographical location of the specified non-current assets is based on the physical location of the asset, in the case of fixed assets, and the location of operations, in the case of interest in associate.

	Revenue from external customers		**Specified non-current assets**	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Hong Kong (place of domicile)	**238,092**	278,292	**97,379**	87,465
Mainland China	**1,406,241**	1,765,844	**1,357,081**	1,404,122
Asian countries (excluding Mainland China and Hong Kong)	**549,569**	827,309	**–**	–
Other countries	**158,201**	108,423	**–**	–
	2,114,011	2,701,576	**1,357,081**	1,404,122
	2,352,103	2,979,868	**1,454,460**	1,491,587

13. Fixed assets

(a) The Group

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interests in leasehold land held for own use under operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2009	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
Exchange adjustments	633	-	21	1,338	12	2,004	281	114	2,399
Additions	3,432	-	4,387	24,478	-	32,297	1,854	5,289	39,440
Disposals	-	-	-	(2,884)	(210)	(3,094)	-	-	(3,094)
Transfer in from construction in progress	1,441	-	(6,680)	2,415	-	(2,824)	2,824	-	-
Reclassification	(10,468)	-	-	10,679	-	211	(1,045)	834	-
Fair value adjustment	-	-	-	-	-	-	16,118	-	16,118
At 31 December 2009	408,586	1,918	11,477	707,394	8,613	1,137,988	282,420	130,447	1,550,855
Representing:									
Cost	408,586	1,918	11,477	707,394	8,613	1,137,988	-	130,447	1,268,435
Valuation – 2009	-	-	-	-	-	-	282,420	-	282,420
	408,586	1,918	11,477	707,394	8,613	1,137,988	282,420	130,447	1,550,855
Accumulated depreciation:									
At 1 January 2009	68,392	1,897	-	114,098	5,161	189,548	-	16,830	206,378
Exchange adjustments	31	-	-	528	7	566	-	19	585
Charge for the year	18,734	12	-	66,280	859	85,885	-	2,943	88,828
Written back on disposal	-	-	-	(2,435)	(189)	(2,624)	-	-	(2,624)
At 31 December 2009	87,157	1,909	-	178,471	5,838	273,375	-	19,792	293,167
Net book value:									
At 31 December 2009	321,429	9	11,477	528,923	2,775	864,613	282,420	110,655	1,257,688

13. Fixed assets (Continued)

(a) The Group (Continued)

	Buildings held for own use $'000	Leasehold improvements $'000	Construction in progress $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Interests in leasehold land held for own use under an operating leases $'000	Total $'000
Cost or valuation:									
At 1 January 2008	322,417	1,918	278,315	356,784	7,520	966,954	264,224	120,593	1,351,771
Exchange adjustments	17,954	–	17,201	20,473	389	56,017	10,328	4,238	70,583
Additions	26,670	–	61,708	7,823	1,282	97,483	782	2,068	100,333
Disposals	(384)	–	–	(3,982)	(380)	(4,746)	–	–	(4,746)
Transfer in from construction in progress	46,891	–	(343,475)	292,790	–	(3,794)	3,794	–	–
Reclassification to investment properties	–	–	–	–	–	–	2,689	(2,689)	–
Government grant received in relation to fixed assets acquired in the prior year	–	–	–	(2,520)	–	(2,520)	–	–	(2,520)
Fair value adjustment	–	–	–	–	–	–	(19,429)	–	(19,429)
At 31 December 2008	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
Representing:									
Cost	413,548	1,918	13,749	671,368	8,811	1,109,394	–	124,210	1,233,604
Valuation – 2008	–	–	–	–	–	–	262,388	–	262,388
	413,548	1,918	13,749	671,368	8,811	1,109,394	262,388	124,210	1,495,992
Accumulated depreciation:									
At 1 January 2008	47,652	1,884	–	54,361	4,497	108,394	–	13,493	121,887
Exchange adjustments	2,864	–	–	3,360	239	6,463	–	490	6,953
Charge for the year	18,159	13	–	59,785	767	78,724	–	2,847	81,571
Written back on disposal	(283)	–	–	(3,408)	(342)	(4,033)	–	–	(4,033)
At 31 December 2008	68,392	1,897	–	114,098	5,161	189,548	–	16,830	206,378
Net book value:									
At 31 December 2008	345,156	21	13,749	557,270	3,650	919,846	262,388	107,380	1,289,614

13. Fixed assets (Continued)

(b) The Company

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2009	1,385	1,481	1,220	4,086	85,911	89,997
Additions	–	42	–	42	–	42
Disposals	–	(174)	–	(174)	–	(174)
Fair value adjustment	–	–	–	–	9,974	9,974
At 31 December 2009	1,385	1,349	1,220	3,954	95,885	99,839
Representing:						
Cost	1,385	1,349	1,220	3,954	–	3,954
Valuation – 2009	–	–	–	–	95,885	95,885
	1,385	1,349	1,220	3,954	95,885	99,839
Accumulated depreciation:						
At 1 January 2009	1,363	1,118	1,056	3,537	–	3,537
Charge for the year	13	115	63	191	–	191
Written back on disposal	–	(166)	–	(166)	–	(166)
At 31 December 2009	1,376	1,067	1,119	3,562	–	3,562
Net book value:						
At 31 December 2009	9	282	101	392	95,885	96,277

13. Fixed assets (Continued)

(b) The Company (Continued)

	Leasehold improvements $'000	Plant and machinery, furniture, fixtures and equipment $'000	Motor vehicles $'000	Sub-total $'000	Investment properties $'000	Total $'000
Cost or valuation:						
At 1 January 2008	1,385	2,500	1,220	5,105	103,800	108,905
Additions	–	14	–	14	–	14
Disposals	–	(1,033)	–	(1,033)	–	(1,033)
Fair value adjustment	–	–	–	–	(17,889)	(17,889)
At 31 December 2008	1,385	1,481	1,220	4,086	85,911	89,997
Representing:						
Cost	1,385	1,481	1,220	4,086	–	4,086
Valuation – 2008	–	–	–	–	85,911	85,911
	1,385	1,481	1,220	4,086	85,911	89,997
Accumulated depreciation:						
At 1 January 2008	1,351	1,962	992	4,305	–	4,305
Charge for the year	12	146	64	222	–	222
Written back on disposal	–	(990)	–	(990)	–	(990)
At 31 December 2008	1,363	1,118	1,056	3,537	–	3,537
Net book value:						
At 31 December 2008	22	363	164	549	85,911	86,460

13. Fixed assets (Continued)

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
In Hong Kong on long-term leases	**95,885**	85,911	**95,885**	85,911
Elsewhere in the PRC on medium-term leases	**618,619**	629,013	**–**	–
	714,504	714,924	**95,885**	85,911
Representing:				
Land and buildings carried at fair value	**282,420**	262,388	**95,885**	85,911
Buildings carried at cost	**321,429**	345,156	**–**	–
	603,849	607,544	**95,885**	85,911
Interests in leasehold land held for own use under operating leases	**110,655**	107,380	**–**	–
	714,504	714,924	**95,885**	85,911

(d) Investment properties of the Group and the Company situated in Hong Kong with an aggregate value of $95,885,000 (2008: $85,911,000) were revalued at 31 December 2009 by an independent firm of surveyors, Vigers Appraisal and Consulting Limited, who have among their staff members of Hong Kong Institute of Surveyors, on an open market value basis. Investment properties of the Group situated in the PRC totalling $186,535,000 (2008: $176,477,000) were revalued at 31 December 2009 by independent firms of surveyors registered in the PRC, 廣東財興資產評估土地房產估價有限公司 or 秦皇島正揚資產評估事務所, on an open market value basis.

(e) The Group leases out investment properties under operating leases. The leases run for an initial period of 1 to 28 years, with an option to renew the leases upon expiry at which time all terms are renegotiated. None of the leases includes contingent rentals.

13. Fixed assets (Continued)

(e) (Continued)

The Group's total future minimum lease payments under non-cancellable operating leases are receivable as follows:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Within 1 year	**15,674**	22,622	**4,450**	1,450
After 1 year but within 5 years	**16,690**	10,673	**5,602**	–
After 5 years	**18,333**	19,806	**–**	–
	50,697	53,101	**10,052**	1,450

14. Interest in subsidiaries

		The Company	
	Note	**2009 $'000**	2008 $'000
Unlisted shares, at cost		**211,409**	211,409
Loans to subsidiaries	*(ii)*	**154,998**	158,143
Amounts due from subsidiaries	*(iii)*	**478,600**	439,382
		845,007	808,934
Less: impairment losses		**(293,118)**	(294,114)
		551,889	514,820

Notes:

(i) Details of the principal subsidiaries are set out in note 36. Details of a company under liquidation which has not been consolidated in the financial statements are set out in note 37.

(ii) The loans to subsidiaries are interest-bearing at the 2-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC plus 0.5% per annum (2008: 2-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC plus 0.5% per annum). The loans are unsecured and not expected to be recovered within 1 year.

(iii) Amounts due from subsidiaries are interest-free, unsecured and have no fixed terms of repayment.

15. Interest in associate

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Unlisted shares, at cost	**–**	–	**240,000**	244,980
Share of net assets	**196,772**	206,893	**–**	–
	196,772	206,893	**240,000**	244,980
Less: impairment losses	**–**	(1,087)	**(75,722)**	(76,822)
	196,772	205,806	**164,278**	168,158
Transfer to non-current asset held for sale	**–**	(3,833)	**–**	(3,880)
	196,772	201,973	**164,278**	164,278

As at 31 December 2008, an associate, Zhongshan Baoli Food Ltd., was reclassified as non-current asset held for sale as an agreement was signed by the Company during 2008 to dispose of its entire equity interest of 30%. An impairment loss of $1,087,000 and $1,100,000 was recognised by the Group and the Company respectively to write down its carrying value to fair value less costs to sell. The transaction was completed in 2009.

Details of the remaining associate, which is incorporated in the PRC, are set out in note 38.

Summary of financial information on associate

	Assets $'000	Liabilities $'000	Equity $'000	Revenue $'000	Profit after taxation $'000
2009					
100 per cent	**715,282**	**(223,352)**	**491,930**	**1,481,193**	**32,248**
Group's effective interest	**286,113**	**(89,341)**	**196,772**	**592,477**	**12,899**
2008					
100 per cent	737,066	(215,734)	521,332	1,539,584	41,176
Group's effective interest	293,169	(86,276)	206,893	613,154	16,528

16. Other non-current financial assets

	The Group and the Company	
	2009	2008
	$'000	$'000
Equity securities		
Unlisted equity securities, at cost	**540**	540
Less: impairment losses	**(540)**	(540)
	–	–

17. Trading securities

	The Group and the Company	
	2009	2008
	$'000	$'000
Trading securities (at market value)		
Equity securities listed in Hong Kong	**–**	2,259

18. Income tax in the balance sheet

(a) Current taxation in the consolidated balance sheet represents:

	The Group	
	2009 $'000	2008 $'000
Provision for Hong Kong Profits Tax for the year	**9,759**	6,218
Provisional Profits Tax paid	**(2,496)**	–
	7,263	6,218
Balance of Profits Tax payable/(recoverable) relating to prior years	**4,832**	(81)
Taxation outside Hong Kong	**28,436**	17,645
	40,531	23,782
Representing:		
Current taxation recoverable	**(415)**	(151)
Current taxation payable	**40,946**	23,933
	40,531	23,782

18. Income tax in the balance sheet (Continued)

(b) Deferred tax assets and liabilities recognised:

The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

Deferred tax arising from:	Depreciation allowances in excess of the related depreciation $'000	Revaluation of investment properties $'000	Tax losses $'000	Write-down of inventories $'000	Others $'000	Total $'000
At 1 January 2009	**12,845**	**11,663**	**(133)**	**(8,826)**	**204**	**15,753**
Exchange adjustments	**22**	**20**	**–**	**(7)**	**(1)**	**34**
Charged/(credited) to the consolidated income statement	**1,531**	**3,905**	**(2,056)**	**8,020**	**(641)**	**10,759**
At 31 December 2009	**14,398**	**15,588**	**(2,189)**	**(813)**	**(438)**	**26,546**
At 1 January 2008	10,640	14,259	(2,866)	–	–	22,033
Exchange adjustments	678	694	–	(109)	(7)	1,256
Charged/(credited) to the consolidated income statement	1,526	(3,125)	2,569	(8,717)	211	(7,536)
Effect of change in tax rate	1	(165)	164	–	–	–
At 31 December 2008	12,845	11,663	(133)	(8,826)	204	15,753

	The Group 2009 $'000	The Group 2008 $'000
Net deferred tax assets recognised in the consolidated balance sheet	**–**	(9,426)
Net deferred tax liabilities recognised in the consolidated balance sheet	**26,546**	25,179
	26,546	15,753

18. Income tax in the balance sheet (Continued)

(c) Deferred tax assets not recognised:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Tax losses	**372,727**	374,919	**367,722**	370,375

The tax losses do not expire under the current tax legislation.

(d) Deferred tax liabilities not recognised:

At 31 December 2009, temporary differences relating to the undistributed profits of the PRC subsidiaries amounted to $194,119,000 (2008: $67,686,000). Deferred tax liabilities of $9,706,000 (2008: $3,384,000) have not been recognised in respect of the withholding tax that would be payable upon the distribution of these retained profits as the Company controls the dividend policy of these subsidiaries. It has been determined that it is probable that these retained profits will not be distributed in the foreseeable future.

19. Inventories

(a) Inventories in the consolidated balance sheet comprise:

	The Group	
	2009 $'000	2008 $'000
Raw materials, spare parts and consumables	**104,405**	167,867
Work in progress	**14,980**	21,615
Finished goods	**81,033**	211,610
	200,418	401,092

19. Inventories (Continued)

(b) An analysis of the amount of inventories recognised as an expense is as follows:

	The Group	
	2009 $'000	2008 $'000
Carrying amount of inventories sold	**2,042,257**	2,653,708
Write-down of inventories	**5,504**	50,057
	2,047,761	2,703,765

20. Trade and other receivables, deposits and prepayments

		The Group		The Company	
	Note	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Trade debtors		**65,127**	76,670	**28**	32
Bills receivable	*(i)*	**296,419**	196,386	**–**	–
Other receivables, deposits and prepayments		**100,977**	50,421	**454**	600
Amount due from an associate		**17,510**	21,152	**17,510**	21,152
Amount due from a related company	*(ii)*	**22,928**	1,860	**–**	–
Derivative financial instruments		**3,595**	–	**–**	–
		506,556	346,489	**17,992**	21,784

Notes:

(i) At 31 December 2009, bills receivable with carrying amount of $Nil (2008: $66,176,000) were pledged to a bank in the PRC to obtain banking facilities.

(ii) The amount represents trade balances due from a company related to the minority shareholder of a non-wholly owned subsidiary.

(iii) Included in the trade and other receivables, deposits and prepayments of the Group are balances totalling $368,000 (2008: $226,000) expected to be recovered after 1 year.

20. Trade and other receivables, deposits and prepayments (Continued)

(a) Ageing analysis

Included in trade and other receivables, deposits and prepayments are trade debtors, bills receivable and trade balances due from a related company (net of allowance for bad and doubtful debts), with the following ageing analysis:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Current	**381,291**	272,297	**28**	32
Less than 1 month past due	**799**	277	**–**	–
1 to 3 months past due	**1,557**	261	**–**	–
More than 3 months but less than 12 months past due	**827**	2,081	**–**	–
Amounts past due	**3,183**	2,619	**–**	–
	384,474	274,916	**28**	32

The Group maintains a defined policy with credit periods ranging from advance payment to not more than 180 days.

Further details on the Group's credit policy are set out in note 26(a).

(b) Impairment of trade debtors and bills receivable

Impairment losses in respect of trade debtors and bills receivable are recorded using an allowance account unless management is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade debtors and bills receivable directly (see note 1(j)(i)).

The movements in the allowance for doubtful debts during the year are as follows:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
At 1 January	**23**	19,209	**–**	7,289
Impairment losses recognised	**256**	23	**–**	–
Uncollectible amounts written off	**(23)**	(19,209)	**–**	(7,289)
At 31 December	**256**	23	**–**	–

20. Trade and other receivables, deposits and prepayments (Continued)

(b) Impairment of trade debtors and bills receivable (Continued)

At 31 December 2009, $491,000 (2008: $23,000) of the Group's trade debtors and bills receivable were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that only a portion of the receivables is expected to be recovered. Consequently, specific allowances for doubtful debts of $256,000 (2008: $23,000) were recognised. The Group does not hold any collateral over these balances.

(c) Trade debtors and bills receivable that are not impaired

The ageing analysis of trade debtors, bills receivable and trade balances due from a related company that are neither individually nor collectively considered to be impaired is as follows:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Current	**381,291**	272,297	**28**	32
Less than 1 month past due	**799**	277	**–**	–
1 to 3 months past due	**1,322**	261	**–**	–
More than 3 months but less than 12 months past due	**827**	2,081	**–**	–
Amounts past due	**2,948**	2,619	**–**	–
	384,239	274,916	**28**	32

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been any significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

21. Cash and cash equivalents

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Deposits with banks	**237,578**	149,273	–	–
Cash at bank and in hand	**143,383**	278,736	**4,950**	2,010
Cash and cash equivalents in the balance sheets	**380,961**	428,009	**4,950**	2,010
Pledged bank deposits	**(246,018)**	(37,566)	–	–
Cash and cash equivalents in the consolidated cash flow statement	**134,943**	390,443		

22. Trade and other payables

		The Group		The Company	
	Note	**2009 $'000**	2008 $'000	**2009 $'000**	2008 $'000
Trade creditors		**44,027**	47,478	**29**	29
Other payables and accrued charges		**148,584**	129,632	**14,123**	16,147
Amount due to subsidiaries		–	–	**5,404**	29,989
Amount due to an associate		–	21	–	–
Amount due to a related company	*(i)*	**64,448**	274,350	–	–
Amount due to a fellow subsidiary		**23,250**	23,250	–	–
Amount due to immediate holding company		–	20	–	20
Derivative financial instruments		–	6,285	–	–
		280,309	481,036	**19,556**	46,185

Notes:

(i) *The amount represents trade balances due to a company related to the minority shareholder of a non-wholly owned subsidiary.*

(ii) *The amount of trade and other payables expected to be settled after more than 1 year is $2,506,000 (2008: $1,213,000).*

22. Trade and other payables (Continued)

Included in trade and other payables are trade creditors and trade balances due to a related company with the following ageing analysis:

	The Group		The Company	
	2009 $'000	2008 $'000	**2009 $'000**	2008 $'000
Due within 1 month or on demand	**108,475**	263,303	**29**	29
Due after 1 month but within 3 months	**–**	58,525	**–**	–
	108,475	321,828	**29**	29

23. Borrowings

(a) Bank loans

		The Group	
	Note	**2009 $'000**	2008 $'000
Unsecured	*(i)*	**–**	85,043
Secured by bank deposits	*(ii)*	**230,940**	24,521
Secured by investment properties	*(iii)*	**160,000**	480,000
		390,940	589,564

At 31 December 2009, the bank loans were repayable as follows:

	The Group	
	2009 $'000	2008 $'000
Within 1 year or on demand	**230,940**	184,521
After 1 year but with 2 years	**160,000**	245,043
After 2 years but within 5 years	**–**	160,000
	160,000	405,043
	390,940	589,564

(Expressed in Hong Kong dollars unless otherwise indicated)

23. Borrowings (Continued)

(a) Bank loans (Continued)

Notes:

(i) The unsecured bank loans as at 31 December 2008 were granted to Zhongyue Posco, a non-wholly owned subsidiary of the Group and guaranteed by Zhongyue Tinplate, a subsidiary of the Group. As at 31 December 2008, the minority shareholder provided a counter-guarantee to Zhongyue Tinplate of $28,915,000 in relation to these unsecured bank loans.

(ii) The loans are secured by bank deposits of $233,035,000 (2008: $24,515,000).

(iii) The loans are guaranteed by the Company which also pledged the investment properties situated in Hong Kong with carrying value of $95,885,000 (2008: $85,911,000) as collateral.

In addition, it is provided in the loan agreement that if the immediate holding company of the Company, GDH Limited, ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the lenders are entitled to request immediate repayment of the outstanding loans and all accrued interest.

Further, the loans are subject to the fulfilment of covenants relating to certain of the Group's balance sheet and income statement ratios, as are commonly found in lending arrangements with financial institutions. If the Group were to breach the covenants, the amount would become payable on demand. The Group regularly monitors its compliance with these covenants. Further details of the Group's management of liquidity risk are set out in note 26(b). As at 31 December 2009, none of the covenants relating to the bank loans had been breached.

(iv) At the balance sheet date, the directors do not consider it probable that a claim will be made against the Company under the corporate guarantee issued in respect of bank loans obtained by a subsidiary as disclosed in note (iii) above. The maximum liability of the Company at the balance sheet date under the guarantee issued amounted to $160,000,000 (2008: $480,000,000). The Company has not recognised any deferred income in respect of the guarantee as the fair value of such guarantee cannot be reliably measured and the transaction price was $Nil (2008: $Nil).

23. Borrowings (Continued)

	The Group and the Company	
	2009 **$'000**	2008 $'000
(b) Loan from immediate holding company	**–**	10,000

As at 31 December 2008, the loan was unsecured and interest-bearing at 3-month Hong Kong Interbank Offered Rate ("HIBOR") + 0.35% per annum. The loan was repaid in June 2009.

	The Group	
	2009 **$'000**	2008 $'000
(c) Loan from a minority shareholder	**–**	2,940

As at 31 December 2008, the loan was provided by a minority shareholder to a non-wholly owned subsidiary of the Group. It was unsecured and interest-free. The loan was repaid in February 2009. As at 31 December 2008, the Group also provided a loan of $3,060,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding.

	The Group	
	2009 **$'000**	2008 $'000
(d) Loans from a related company	**79,560**	–

The loans were provided to a non-wholly owned subsidiary of the Group by a company related to the minority shareholder of this non-wholly owned subsidiary. The loans are unsecured, interest-bearing at 3-month London Interbank Offered Rate ("LIBOR") + 2% per annum and repayable on 7 September 2010 and 14 October 2010. The Group also provided loans of $154,440,000 to this non-wholly owned subsidiary in proportion to the Group's shareholding therein.

(Expressed in Hong Kong dollars unless otherwise indicated)

24. Equity-settled share-based transactions

On 24 August 2001, for the purpose of having a new share option scheme with terms compatible with modern practice and providing greater flexibility to the directors, the Company adopted a new share option scheme (the "2001 Share Option Scheme"). Pursuant to the 2001 Share Option Scheme, the directors are authorised, at their discretion, to invite full-time employees of the Company and its subsidiaries, including executive directors but excluding non-executive directors to take up options to subscribe for shares of the Company. A grant of options under the 2001 Share Option Scheme may be accepted in writing and upon payment of a consideration of $10 in total by the grantee to the Company within 21 days from the date of grant. The options vest after 3 months from the date of grant and are exercisable within a period of 5 years. Each option gives the holder the right to subscribe for 1 ordinary share in the Company.

On 11 June 2004, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2004 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis, to maintain good relationships with its consultants, professional advisers, suppliers of goods or services and customers and to attract human resources that are valuable to the Group. Eligible participants of the 2004 Share Option Scheme include the Company's directors (including non-executive and independent non-executive directors), employees or executives of the Group, consultants or advisers of the Group, suppliers of goods or services to the Group, customers of the Group and substantial shareholders of the Group.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2001 Share Option Scheme. Options previously granted under the 2001 Share Option Scheme remain valid until lapsed.

On 29 December 2008, the shareholders of the Company passed a resolution to adopt a new share option scheme (the "2008 Share Option Scheme") with terms compatible with modern practice to recruit and retain quality employees to serve the Group on a long-term basis. Eligible participants of the 2008 Share Option Scheme include the Company's directors, senior management personnel or core technical and managerial personnel of the Group.

Pursuant to the 2008 Share Option Scheme, the directors are authorised, at their discretion, to invite any eligible participants of the Company and its subsidiaries to take up options at nil consideration to subscribe for ordinary shares of the Company. Subject to the fulfilment of performance conditions of the Group and the eligible participants, 40%, 30%, 10% and 20% of the options vest after 2, 3, 4 and 5 years from the date of grant respectively. The share options are exercisable within a period of 5.5 years from the date of grant. Each option gives the holder the right to subscribe for 1 ordinary share in the Company.

On the same day, the shareholders of the Company also passed a resolution to terminate the 2004 Share Option Scheme. Options previously granted under the 2004 Share Option Scheme remain valid until they are exercised or they lapse.

(Expressed in Hong Kong dollars unless otherwise indicated)

24. Equity-settled share-based transactions (Continued)

(a) The terms and conditions of the grants that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of options	Vesting conditions	Contractual life of options
Options held by directors:			
– Granted on 6 February 2004	1,500,000	3 months from the date of grant	5 years
– Granted on 9 March 2006	4,600,000	3 months from the date of grant	10 years
– Granted on 30 December 2008	5,250,000	Note	5.5 years
Options held by employees and other participants:			
– Granted on 6 February 2004	3,000,000	3 months from the date of grant	5 years
– Granted on 9 March 2006	5,350,000	3 months from the date of grant	10 years
– Granted on 30 December 2008	3,800,000	Note	5.5 years
	23,500,000		

Note: Subject to the fulfilment of performance conditions of the Group and the eligible participants, 40%, 30%, 10% and 20% of the options vest after 2, 3, 4 and 5 years from the date of grant respectively.

24. Equity-settled share-based transactions (Continued)

(b) The number and weighted average exercise prices of share options are as follows:

	2009 Weighted average exercise price	**2009** Number of options '000	2008 Weighted average exercise price	2008 Number of options '000
Outstanding at the beginning of the year	**$1.125**	**15,600**	$1.636	14,450
Granted during the year	**–**	**–**	$0.750	9,050
Lapsed during the year	**$1.582**	**(1,500)**	$1.660	(1,700)
Cancelled during the year	**$0.750**	**(1,080)**	$1.622	(6,200)
Exercised during the year	**$0.750**	**(120)**		–
Outstanding at the end of the year	**$1.106**	**12,900**	$1.125	15,600
Exercisable at the end of the year	**$1.660**	**5,050**	$1.642	6,550

The options outstanding at 31 December 2009 had a weighted average exercise price of $1.106 (2008: $1.125) and a weighted average remaining contractual life of 5.15 years (2008: 5.54 years).

(Expressed in Hong Kong dollars unless otherwise indicated)

24. Equity-settled share-based transactions (Continued)

(c) Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on a binomial lattice model (the "Model"). The contractual life of the share option is used as an input into the Model. Expectations of early exercise are incorporated into the Model.

	Options granted on 30 December 2008	Options granted on 9 March 2006
Fair value at measurement date	$0.22	$0.29
Share price at the grant date	$0.74	$1.64
Exercise price	$0.75	$1.66
Expected volatility (expressed as a weighted average volatility used in the modelling under the Model)	47%	78%
Option life (expressed as a weighted average life used in the modelling under the Model)	5.5 years	10 years
Expected dividends	5.410%	2.564%
Risk-free interest rate (based on Exchange Fund Notes)	1.194%	4.444%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

25. Capital and reserves

(a) Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group's consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company's individual components of equity between the beginning and the end of the year are set out below:

The Company

	Share capital $'000	Share premium $'000	Capital reserve – share options $'000	Special capital reserve $'000	Retained profits $'000	Total $'000
Balance at 1 January 2008	452,802	4,423	2,881	107,440	132,432	699,978
Changes in equity for 2008:						
Dividends approved in respect of previous year	–	–	–	–	(18,112)	(18,112)
Share options lapsed and cancelled during the year	–	–	(1,426)	–	1,426	–
Dividends declared in respect of current year	–	–	–	–	(18,112)	(18,112)
Grant of share options	–	–	4	–	–	4
Total comprehensive income for the year	–	–	–	–	75,548	75,548
Balance at 31 December 2008 and 1 January 2009	452,802	4,423	1,459	107,440	173,182	739,306
Changes in equity for 2009:						
Dividends approved in respect of previous year	**–**	**–**	**–**	**–**	**(13,584)**	**(13,584)**
Dividends declared in respect of current year	**–**	**–**	**–**	**–**	**(13,586)**	**(13,586)**
Exercise of share options	**60**	**57**	**(27)**	**–**	**–**	**90**
Share-based payment expenses for the year	**–**	**–**	**669**	**–**	**–**	**669**
Total comprehensive income for the year	**–**	**–**	**–**	**–**	**102,935**	**102,935**
Balance at 31 December 2009	**452,862**	**4,480**	**2,101**	**107,440**	**248,947**	**815,830**

25. Capital and reserves (Continued)

(b) Share capital

	2009 Number of shares '000	2009 $'000	2008 Number of shares '000	2008 $'000
Authorised:				
Ordinary shares of nominal value of $0.50 each	**3,000,000**	**1,500,000**	3,000,000	1,500,000
Issued and fully paid:				
At 1 January	**905,603**	**452,802**	905,603	452,802
Exercise of share options	**120**	**60**	–	–
At 31 December	**905,723**	**452,862**	905,603	452,802

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. All ordinary shares rank equally with regard to the Company's residual assets.

(c) Shares issued under share option schemes

During the year, share options were exercised to subscribe for 120,000 ordinary shares in the Company at a consideration of $90,000 of which $60,000 was credited to share capital and the balance of $30,000 was credited to the share premium account. $27,000 was transferred from capital reserve – share options to the share premium account in accordance with accounting policy set out in note 1(p)(ii).

In 2008, no share options were exercised to subscribe for ordinary shares in the Company.

(d) Nature and purpose of reserves

(i) Share premium

The application of the share premium account is governed by Section 48B of the Hong Kong Companies Ordinance.

(ii) Capital reserve – share options

The capital reserve – share options represents the fair value of the actual or estimated number of unexercised share options granted to employees of the Company recognised in accordance with the accounting policy adopted for share-based payments in note 1(p)(ii).

25. Capital and reserves (Continued)

(d) Nature and purpose of reserves (Continued)

(iii) Special capital reserve

The special capital reserve was created under the capital reorganisation of the Company which was completed in 2005. The Company had given an undertaking to the High Court of Hong Kong in relation to the amount credited to such reserve to the effect that such reserve will not be treated as realised profits and will not be distributable unless and until certain conditions have been fulfilled.

(iv) Exchange reserves

The exchange reserves comprise all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policy set out in note 1(t).

(v) Other reserves represent statutory reserves of entities established in the PRC.

(e) Distributability of reserves

At 31 December 2009, the aggregate amount of reserves available for distribution to equity shareholders of the Company, as calculated under the provisions of section 79B of the Hong Kong Companies Ordinance, was $202,962,000 (2008: $137,171,000).

(f) Capital management

The Group's primary objectives when managing capital are to safeguard the Group's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk and by securing access to finance at a reasonable cost. The Group's capital comprises its equity.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with the advantages and security afforded by a sound capital position and makes adjustments to the capital structure in light of changes in economic conditions.

25. Capital and reserves (Continued)

(f) Capital management (Continued)

The Group monitors its capital structure on the basis of net debt-to-capital ratio. It is the Group's strategy to keep the net debt-to-capital ratio at a reasonable level. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or realise assets to reduce debt. As at 31 December 2009, the net debt-to-capital ratio of the Group was as follows:

	2009 **$'000**	2008 $'000
Bank loans	**390,940**	589,564
Loan from immediate holding company	–	10,000
Loan from a minority shareholder	–	2,940
Loans from a related company	**79,560**	–
Borrowings	**470,500**	602,504
Less: Cash and cash equivalents	**(380,961)**	(428,009)
Net debt	**89,539**	174,495
Equity attributable to equity shareholders of the Company	**1,592,775**	1,437,413
Net debt-to-capital ratio	**5.6%**	12.1%

The Group is required to maintain its equity attributable to equity shareholders at a certain level to comply with covenants as disclosed in note 23(a)(iii). Other than the above, neither the Company nor any of its subsidiaries are subject to externally imposed capital requirements.

(Expressed in Hong Kong dollars unless otherwise indicated)

26. Financial instruments

Exposure to credit, liquidity, interest rate, foreign currency risks arises in the normal course of the Group's business. The Group is also exposed to equity price risk arising from its equity investments in other entities. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

The Group's credit risk is primarily attributable to deposits with banks and trade and other receivables, deposits and prepayments. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

In respect of deposits with banks, the Group only places deposits with the major financial institutions in the PRC and Hong Kong.

In respect of trade and bills receivables relating to the tinplating business, deposits, prepayments, bills or letters of credit are normally obtained from customers. Credit evaluations are performed on all customers requiring credit over a certain amount. The trade receivables are usually due within 30 days from the date of billing and the maturity dates for bills receivable issued by banks range from 3 to 6 months. For the foodstuffs trading business, the credit period usually ranges from 1 to 2 months. For distribution of fresh and live foodstuffs business, the credit period is usually less than 1 month. Cash deposits or financial guarantees from other parties are required for certain customers. For the Group's property leasing business, rental is collected 1 month in advance and rental deposits are obtained from the tenants. In general, debtors of the Group with balances that are more than 1 month overdue are requested to settle all outstanding balances before any further credit is granted.

At the balance sheet date, the Group has a certain level of concentrations of credit risk as 14.9% (2008: 13.3%) and 37.0% (2008: 34.3%) of the total trade and bills receivables was due from the Group's largest debtor and the five largest debtors respectively.

The maximum exposure to credit risk without taking account of any collateral held is represented by the carrying amount of each financial asset in the balance sheet after deducting any impairment allowances. The Group does not provide any other guarantee which would expose the Group to credit risk. Details of guarantees provided by the Company to a subsidiary of the Group are set out in note 23(a).

Further quantitative disclosures in respect of the Group's exposure to credit risk arising from trade and other receivables, deposits and prepayments are set out in note 20.

(b) Liquidity risk

Individual operating entities within the Group are responsible for their own cash management. However, except for placing fixed deposits with major financial institutions, short-term investment of cash surpluses and the raising of loans to cover expected cash demands require approval by the parent company. The Group's policy is to regularly monitor its liquidity to ensure that it maintains sufficient reserves of cash and cash equivalents and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The following table details the remaining contractual maturities at the balance sheet date of the Group's and the Company's non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flow (including interest payments computed using contractual rates or, if floating, based on rates current at the balance sheet date) and the earliest date the Group and the Company are required to pay:

The Group

	2009 Contractual undiscounted cash outflow/(inflow)					
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000	Total $'000	Balance sheet carrying amount $'000
Bank loans	233,319	160,070	-	-	393,389	390,940
Loans from a related company	80,878	-	-	-	80,878	79,560
Trade and other payables	280,309	-	-	-	280,309	280,309
Forward foreign exchange contracts (net settled) (note 26(d))	(11,415)	-	-	-	(11,415)	(3,595)
	583,091	160,070	-	-	743,161	747,214

	2008 Contractual undiscounted cash outflow					
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000	Total $'000	Balance sheet carrying amount $'000
Bank loans	193,517	248,956	160,095	-	602,568	589,564
Loan from immediate holding company	10,065	-	-	-	10,065	10,000
Loan from a minority shareholder	2,940	-	-	-	2,940	2,940
Trade and other payables	481,036	-	-	-	481,036	481,036
	687,558	248,956	160,095	-	1,096,609	1,083,540

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Group (Continued)

	2009 Contractual undiscounted cash outflow/(inflow)				
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000	Total $'000
Derivatives settled gross:					
Forward foreign exchange contracts (note 26(d)(i))					
– outflow	–	–	–	–	–
– inflow	–	–	–	–	–

	2008 Contractual undiscounted cash outflow/(inflow)				
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000	Total $'000
Derivatives settled gross:					
Forward foreign exchange contracts (note 26(d)(i))					
– outflow	408,243	–	–	–	408,243
– inflow	(401,957)	–	–	–	(401,957)

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Company

	2009 Contractual undiscounted cash outflow					
	Within 1 year or on demand $'000	**More than 1 year but less than 2 years $'000**	**More than 2 years but less than 5 years $'000**	**More than 5 years $'000**	**Total $'000**	**Balance sheet carrying amount $'000**
Trade and other payables	**19,556**	**-**	**-**	**-**	**19,556**	**19,556**

	2008 Contractual undiscounted cash outflow					
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000	Total $'000	Balance sheet carrying amount $'000
Loan from immediate holding company	10,065	–	–	–	10,065	10,000
Trade and other payables	46,185	–	–	–	46,185	46,185
	56,250	–	–	–	56,250	56,185

26. Financial instruments (Continued)

(b) Liquidity risk (Continued)

The Company (Continued)

	2009 Contractual undiscounted cash outflow					
	Within 1 year or on demand $'000	**More than 1 year but less than 2 years $'000**	**More than 2 years but less than 5 years $'000**	**More than 5 years $'000**	**Total $'000**	**Balance sheet carrying amount $'000**
Financial guarantees issued:						
Maximum amount guaranteed (note 23(a)(iv))	**160,000**	**–**	**–**	**–**	**160,000**	**–**

	2008 Contractual undiscounted cash outflow					
	Within 1 year or on demand $'000	More than 1 year but less than 2 years $'000	More than 2 years but less than 5 years $'000	More than 5 years $'000	Total $'000	Balance sheet carrying amount $'000
Financial guarantees issued:						
Maximum amount guaranteed (note 23(a)(iv))	480,000	–	–	–	480,000	–

(c) Interest rate risk

The Group's and Company's interest rate risk arises primarily from interest-bearing borrowings and cash and cash equivalents. Borrowings issued at variable rates and at fixed rates expose the Group and the Company to cash flow interest rate risk and fair value interest rate risk respectively. The Group and the Company have not used financial derivatives to hedge against the interest rate risk. The Group's and the Company's interest rate profile as monitored by management is set out in (i) below.

26. Financial instruments (Continued)

(c) Interest rate risk (Continued)

(i) Interest rate profile

The following table details the interest rate profile of the Group's and the Company's net borrowings and lendings (being interest-bearing borrowings less cash and cash equivalents and lendings) at the balance sheet date.

The Group

	2009		2008	
	Effective interest rate per annum	**$'000**	Effective interest rate per annum	$'000
Fixed rate borrowings:				
Bank loans	**0.97%**	**230,940**	7.69%	24,521
Variable rate borrowings:				
Loan from immediate holding company		**–**	3-month HIBOR + 0.35%	10,000
Loans from a related company	**3-month LIBOR + 2%**	**79,560**		–
Bank loans	**1-month HIBOR + 0.6%**	**160,000**	1-month HIBOR + 0.6%	480,000
			90% of The People's Bank of China's Base Lending Rate	85,043
		239,560		575,043
Total borrowings		**470,500**		599,564
Cash and cash equivalents	**1.52%**	**(380,961)**	0.97%	(428,009)
Total net borrowings		**89,539**		171,555
Fixed rate borrowings as a percentage of total borrowings		**49.1%**		4.1%

26. Financial instruments (Continued)

(c) Interest rate risk (Continued)

(i) Interest rate profile (Continued)

The Company

	2009 Effective interest rate per annum	**2009** $'000	2008 Effective interest rate per annum	2008 $'000
Variable rate borrowings:				
Loan from immediate holding company		–	3-month HIBOR + 0.35%	10,000
Variable rate lendings:				
Loans to subsidiaries	**2-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC + 0.5%**	**(154,998)**	2-year fixed deposit rate offered by the designated commercial banks in Hong Kong or in the PRC + 0.5%	(158,143)
Cash and cash equivalents	**0%**	**(4,950)**	0%	(2,010)
Total net lendings		**(159,948)**		(150,153)

(ii) Sensitivity analysis

At 31 December 2009, it is estimated that a general increase of 100 basis points or a general decrease of 5 basis points in interest rates, with all other variables held constant, would have led to a decrease of approximately $998,000 or an increase of approximately $50,000 respectively in the Group's profit after taxation and retained profits.

At 31 December 2008, it is estimated that a general increase of 200 basis points or a general decrease of 15 basis points in interest rates, with all other variables held constant, would have led to a decrease of approximately $6,602,000 or an increase of approximately $495,000 respectively in the Group's profit after taxation and retained profits.

(Expressed in Hong Kong dollars unless otherwise indicated)

26. Financial instruments (Continued)

(c) Interest rate risk (Continued)

(ii) Sensitivity analysis (Continued)

The sensitivity analysis above indicates the instantaneous change in the Group's profit after taxation (and retained profits) and other components of consolidated equity that would arise assuming that the change in interest rates had occurred at the balance sheet date and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the balance sheet date. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the balance sheet date, the impact on the Group's profit after taxation (and retained profits) and other components of consolidated equity is estimated as an annualised impact on interest expense or income of such a change in interest rates. The analysis has been performed on the same basis for 2008.

(d) Foreign currency risk

The Group is exposed to currency risk primarily through purchases that are denominated in a currency other than the functional currency of the operations to which they relate and to a lesser extent, export sales to customers overseas. The currency giving rise to this risk is mainly United States Dollars.

In respect of trade receivables and payables held in currencies other than the functional currency of the operations to which they relate, the Group ensures that the net exposure is kept to an acceptable level, by buying or selling foreign currencies at spot rates where necessary to address short-term imbalances.

At as 31 December 2009, the Group also had borrowings in foreign currencies. However, forward foreign exchange contracts were entered into by the Group to hedge these foreign currency loans which amounted to US$29,608,000 (equivalent to HK$230,940,000) (2008: US$3,144,000 (equivalent to HK$24,521,000)).

In addition, as at 31 December 2009, the Group is exposed to currency risk arising from certain inter-company loans amounting to HK$38,000,000 and US$28,800,000 (equivalent to HK$262,640,000 in aggregate) (2008: HK$162,810,000 and US$30,400,000 (equivalent to HK$399,930,000 in aggregate)) which are not denominated in the functional currency of the subsidiaries in the PRC. There were forward foreign exchange contracts of US$23,000,000 (equivalent to HK$179,400,000) (2008: HK$114,240,000 and US$33,500,000 (equivalent to HK$375,540,000 in aggregate)), entered into by the Group to hedge against this foreign currency exposure.

Changes in the fair value of forward foreign exchange contracts above are recognised in profit or loss and their net fair value of $3,595,000 (2008: $6,285,000 included in trade and other payables (note 22)) at 31 December 2009 was recognised as derivative financial instruments and included in trade and other receivables, deposits and prepayments (note 20).

Except for the above-mentioned, other borrowings are denominated in the functional currency of the corresponding entities.

26. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(i) Exposure to currency risk

The following table details the Group's and the Company's exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

The Group

		2009	
	Hong Kong Dollars '000	**United States Dollars '000**	**Renminbi '000**
Trade and other receivables, deposits and prepayments	**–**	**5,482**	**15,458**
Cash and cash equivalents	**7**	**5,891**	**7**
Bank loans	**–**	**(29,608)**	**–**
Loans from a related company	**–**	**(10,200)**	**–**
Trade and other payables	**–**	**(8,583)**	**(3,148)**
Gross exposure arising from recognised assets and liabilities	**7**	**(37,018)**	**12,317**
Notional amounts of forward foreign exchange contracts	**–**	**30,000**	**–**
Overall net exposure	**7**	**(7,018)**	**12,317**

		2008	
	Hong Kong Dollars '000	United States Dollars '000	Renminbi '000
Trade and other receivables, deposits and prepayments	–	5,021	18,695
Cash and cash equivalents	38,248	9,588	27
Bank loans	–	(3,144)	–
Trade and other payables	–	(35,173)	(3,170)
Gross exposure arising from recognised assets and liabilities	38,248	(23,708)	15,552
Notional amounts of forward foreign exchange contracts	–	3,387	–
Overall net exposure	38,248	(20,321)	15,552

26. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(i) *Exposure to currency risk (Continued)*

The Company

	2009		2008	
	United States Dollars '000	**Renminbi '000**	United States Dollars '000	Renminbi '000
Trade and other receivables, deposits and prepayments	**–**	**15,418**	–	18,654
Cash and cash equivalents	**32**	**–**	2	–
Trade and other payables	**–**	**(3,119)**	–	(3,170)
Overall net exposure	**32**	**12,299**	2	15,484

(ii) *Sensitivity analysis*

The sensitivity analysis indicates the instantaneous change in the Group's profit after taxation (and retained profits) and other components of consolidated equity in response to reasonably possible changes in the foreign exchange rates to which the Group has significant exposure at the balance sheet date. The sensitivity analysis includes balances between Group companies where the denomination of the balances is in a currency other than the functional currencies of the borrower or the lender, but excludes the borrowings in foreign currencies that are hedged by the forward foreign exchange contracts.

At 31 December 2009, it is estimated that if United States Dollars had weakened by 3% or strengthened by 1% (2008: weakened/strengthened by 2%) against Renminbi with all other variables held constant, the Group's profit after taxation and retained profits would have been increased by $14,915,000 or decreased by $4,972,000 respectively (2008: increased/decreased by $3,503,000).

At 31 December 2009, it is estimated that if Renminbi had strengthened by 3% or weakened by 1% (2008: strengthened/weakened by 2%) against Hong Kong Dollars with all other variables held constant, the Group's profit after taxation and retained profits would have been increased by $1,250,000 or decreased by $422,000 respectively (2008: increased/decreased by $504,000).

The analysis is prepared under the assumption that, the pegged rate between the Hong Kong Dollars and the United Stated Dollars would be materially unaffected by any changes in movement in value of the United States Dollars against other currencies. This is, for entities with Hong Kong Dollars as functional currency, the United States Dollars denominated assets and liabilities are assumed to have no currency risk exposure.

26. Financial instruments (Continued)

(d) Foreign currency risk (Continued)

(ii) Sensitivity analysis (Continued)

Results of the analysis as presented above represent an aggregation of the instantaneous effects on each of the Group entities' profit after taxation and equity measured in the respective functional currencies, translated into Hong Kong Dollars at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the balance sheet date, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group's presentation currency. The analysis has been performed on the same basis for 2008.

(e) Equity price risk

At 31 December 2008, the Group was exposed to equity price changes arising from equity investments classified as trading securities which were listed (see note 17).

The Group's listed investments were listed on The Stock Exchange of Hong Kong Limited. The management monitored regularly the performance of the investments against expectations together with an assessment of their relevance to the Group's long-term strategic plans.

(f) Fair values

(i) Financial instruments carried at fair value

The following table presents the carrying value of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in HKFRS 7, Financial instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

- Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

- Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

- Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

26. Financial instruments (Continued)

(f) Fair values (Continued)

(i) Financial instruments carried at fair value (Continued)

2009
The Group

	Level 1 $'000	Level 2 $'000	Level 3 $'000	Total $'000
Assets				
Derivative financial instruments:				
Forward foreign exchange contracts	–	3,595	–	3,595

The Company

	Level 1 $'000	Level 2 $'000	Level 3 $'000	Total $'000
Assets				
Derivative financial instruments:				
Forward foreign exchange contracts	–	–	–	–

During the year, there were no transfers between instruments in Level 1 and Level 2.

(ii) Fair values of financial instruments carried at other than fair value

The carrying amounts of the Group's and the Company's financial instruments carried at cost or amortised cost are not materially different from their fair values as at 31 December 2009 and 2008, except for amounts due from subsidiaries that are interest free and have no fixed terms of repayment. In view of the terms of these balances, it is not practicable to estimate their fair value.

(g) Estimation of fair values

The fair values of derivative financial instruments are marked to market using listed market price or by discounting the contractual forward price and deducting the current spot rate.

27. Commitments

(a) Capital commitments outstanding as at 31 December 2009 not provided for in the financial statements were as follows:

	The Group	
	2009 **$'000**	2008 $'000
Contracted for	**6,404**	8,418
Authorised but not contracted for	**16,709**	2,677
	23,113	11,095

(b) At 31 December 2009, the total future minimum lease payments under non-cancellable operating leases of properties are payable as follows:

	The Group	
	2009 **$'000**	2008 $'000
Within 1 year	**2,158**	1,934
After 1 year but within 5 years	**869**	–
	3,027	1,934

The Group leases a number of properties under operating leases. The leases run for an initial period of 1 to 3 years, with an option to renew each lease upon expiry when all terms are renegotiated. None of the leases includes contingent rentals.

(c) At 31 December 2009, the Company had committed to provide finance of $6,489,000 (2008: $6,489,000) to an associate of the Group.

28. Material related party transactions

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

(a) Transactions with related parties

The Group had the following transactions with the related parties during the year which the directors consider material:

	Note	2009 $'000	2008 $'000
Sales of goods to related companies	*(i)*	**490,851**	614,931
Commission payable to a related company	*(i), (ii)*	**7,018**	8,630
Technical guidance services fee payable to a related company	*(i)*	**2,698**	–
Purchases of goods from	*(i)*		
– an associate		**1,215**	2,410
– related companies		**831,844**	1,434,426

Notes:

(i) Related companies refer to a minority shareholder of a non-wholly owned subsidiary of the Group, POSCO Co., Ltd and its subsidiaries.

(ii) Commission in respect of export distribution services provided to the Group is charged at 1.5% of the contracted prices payable by the overseas customers.

(iii) Balances with related parties at 31 December are included in amounts due from/to the respective parties in the balance sheets. Except for the trade balances with related companies as disclosed in notes 20 and 22 which are settled in accordance with normal trade terms, and the loan from immediate holding company, loan from a minority shareholder and loans from a related company as disclosed in note 23, these balances are unsecured, interest-free and have no fixed terms of repayment.

(b) Transactions with other state-controlled entities in the PRC

The Group is a stated-controlled entity and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

28. Material related party transactions (Continued)

(b) Transactions with other state-controlled entities in the PRC (Continued)

Other than those transactions disclosed elsewhere in these financial statements, the Group also conducts business activities with other state-controlled entities which include but are not limited to the following:

- Sales and purchase of goods and ancillary materials;
- Rendering and receiving services;
- Lease of assets;
- Purchase of property, plant and equipment; and
- Obtaining finance.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval process do not depend on whether the counterparties are state-controlled or not.

Having considered the potential transactions impacted by related party relationships, the Group's pricing strategy, buying and approval process, and what information would be necessary for an understanding of the potential effects of the transactions on the financial statements, the directors are of the opinion that there are no other transactions that require disclosure as related party transactions.

(c) Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company's directors as disclosed in note 7 is as follows:

	2009 **$'000**	2008 $'000
Short-term employee benefits	**3,327**	4,689
Post-employment benefits	**565**	667
Equity compensation benefits	**374**	3
	4,266	5,359

Total remuneration is included in "staff costs" (see note 5(b)).

(Expressed in Hong Kong dollars unless otherwise indicated)

29. Retirement benefits schemes

The Group operates a Mandatory Provident Fund Scheme (the "MPF Scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees in Hong Kong under the jurisdiction of the Hong Kong Employment Ordinance. The assets of the MPF Scheme are held separately from those of the Group and administered by an independent trustee. Under the MPF Scheme, the Group and its employees are each required to make a contribution to the Scheme at 5% of the employees' relevant income, subject to a cap of monthly relevant income of $20,000 (the "Cap"). The amounts in excess of the Cap are contributed to the MPF Scheme by both employers and employees as voluntary contributions. Mandatory contributions to the MPF Scheme are vested to the employees immediately. Any unvested balance from voluntary contributions is refunded to the Group.

Employees engaged by the Group outside Hong Kong are covered by the appropriate local defined contribution retirement schemes pursuant to the local labour rules and regulations.

The Group's pension cost charged to the income statement for the year ended 31 December 2009 was $6,132,000 (2008: $5,757,000). Forfeited contributions refunded for the year amounted to $390,000 (2008: $Nil).

30. Significant accounting estimates and judgements

Key sources of estimation uncertainty

The methods, estimates and judgements the directors used in applying the Group's accounting policies have a significant impact on the Group's financial position and operation results. Some of the accounting policies require the Group to apply estimates and judgements on matters that are inherently uncertain. The critical accounting judgements in applying the Group's accounting policies are described below.

(a) Valuation of investment properties

As described in note 1(g), the investment properties are revalued by independent professional valuers on a market value basis at each balance sheet date. Such valuations are based on certain assumptions, which are subject to uncertainty and might materially differ from the actual results. Any increase or decrease in the valuations would affect the results of the Group and the Company in future years.

(b) Income taxes

The Group is subject to income taxes in Hong Kong and the PRC. Significant judgement may be required in determining the provision for income taxes. There may be transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the year in which such determination is made.

Recognition of deferred tax assets, which principally relate to tax losses, depends on the management's expectation of future taxable profits that will be available against which the tax losses can be utilised. The outcome of their actual utilisation may be different.

30. Significant accounting estimates and judgements (Continued)

Key sources of estimation uncertainty (Continued)

(c) *Impairment of assets*

The Group reviews the carrying amounts of assets at each balance sheet date to determine whether there is objective evidence of impairment. When an indication of impairment is identified, management prepares discounted future cash flows to assess the differences between the carrying amount and value in use and provides for any impairment losses. Any change in the assumptions adopted in the cash flow forecasts would increase or decrease in the provision for impairment losses and affect the net asset value of the Group and the Company.

Impairment loss for bad and doubtful debts are assessed and provided for based on the management's regular review of ageing analysis and evaluation of collectibility. A considerable level of judgement is exercised when assessing the credit worthiness and past collection history of each individual customer.

An increase or decrease in the above impairment loss would affect the results of the Group and the Company in future years.

(d) *Write-down of inventories*

The Group reviews the carrying amounts of inventories at each balance sheet date to determine whether the inventories are carried at lower of cost and net realisable value in accordance with accounting policy as set out in note 1(k). Management estimates the net realisable value based on current market situation and historical experience of similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-down made in prior years and affect the Group's net asset value.

(e) *Depreciation*

Fixed assets, other than investment properties and construction in progress, are depreciated on a straight-line basis over their estimated useful lives. The Group reviews annually the useful life of an asset and its residual value, if any. The depreciation expense for future periods is adjusted if there are significant changes from previous estimations.

31. Immediate and ultimate holding company

The directors consider the immediate and ultimate holding company at 31 December 2009 to be GDH Limited and Guangdong Holdings Limited respectively. GDH Limited is incorporated in Hong Kong and Guangdong Holdings Limited is established in the PRC. Both entities do not produce financial statements available for public use.

32. Subsequent event

After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 10(a).

(Expressed in Hong Kong dollars unless otherwise indicated)

33. Litigation

In October 2009, a PRC third party filed a claim against a subsidiary of the Group in the Court of Guangzhou City to recover an outstanding trade debt of approximately RMB2,060,000 and a penalty of approximately RMB5,376,000 for non-payment. The subsidiary made an objection on jurisdiction grounds and the Court of Guangzhou City ruled in its favour by ruling that the claim should be heard by the Court of Zhongshan City. At the date of issue of these financial statements, the transfer of the case to the Court of Zhongshan City is still in progress and proceedings have not commenced. In prior years, this PRC third party had also filed claims in respect of the same matter but the claims were denied. Based on the information currently available, the Group considers that no provision is required to be made in the financial statements in respect of this claim because the likelihood of an adverse outcome is remote.

34. Comparative figures

As a result of the application of HKAS 1 (revised 2007), Presentation of financial statements, and HKFRS 8, Operating segments, certain comparative figures have been adjusted to conform to current year's presentation and to provide comparative amounts in respect of items disclosed for the first time in 2009. Further details of these developments are disclosed in note 2.

35. Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended 31 December 2009

Up to the date of issue of these financial statements, the HKICPA has issued the following amendments, new standards and interpretations which are not yet effective for the year ended 31 December 2009 and which have not been adopted in these financial statements.

	Effective for accounting periods beginning on or after
HKFRS 3 (revised), Business combinations	1 July 2009
Amendments to HKAS 27, Consolidated and separate financial statements	1 July 2009
Amendments to HKAS 39, Financial instruments: Recognition and measurement – Eligible hedged items	1 July 2009
HK(IFRIC) 17, Distributions of non-cash assets to owners	1 July 2009
Improvements to HKFRSs 2009	1 July 2009 or 1 January 2010

The Group is in the process of making an assessment of what the impact of these amendments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

(Expressed in Hong Kong dollars unless otherwise indicated)

36. List of principal subsidiaries

Particulars of the principal subsidiaries which principally affected the results, assets and liabilities of the Group at 31 December 2009 are as follows:

Name of subsidiary	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by a subsidiary	Principal activities
Gain First Investments Limited	British Virgin Islands/ Hong Kong	Ordinary	US$1	100%	–	Investment holding
Guangnan Fresh and Live Foodstuffs Limited	Hong Kong	Ordinary	$1,000,000	100%	–	Inactive
Guangnan Supermarket Development Limited	Hong Kong	Ordinary	$135,742,220	100%	–	Inactive
Guangnan Hong Company Limited	Hong Kong	Ordinary	$73,916,728	100%	–	Distribution and sales of fresh and live foodstuffs and foodstuffs trading
Guangnan Live Pigs Trading Limited	Hong Kong	Ordinary	$12,000,000	–	51%	Distribution of live pigs
Zhongyue Industry Material Limited	Hong Kong	Ordinary	$10	–	100%	Trading of raw materials for production of tinplate products
		Non-voting deferred	$230,000,000	–	–	
Zhongshan Zhongyue Tinplate Industrial Co., Ltd.#	The PRC	N/A	US$74,252,800	–	100%	Production and sales of tinplate products
Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd.*	The PRC	N/A	US$30,000,000	–	66%	Production and sales of tinplate products

\# *a wholly foreign-owned enterprise established in the PRC*

* *an equity joint venture established in the PRC*

37. List of company under liquidation

Particulars of the company for which a petition has been presented to the court for liquidation are as follows:

Name of company	Place of incorporation/ place of operations	Class of shares held	Issued and fully paid capital/ registered capital	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by a subsidiary
Guangdong Guangnan Tianmei Food Development Company Limited@	The PRC	N/A	RMB34,820,000	–	55%

@ *an equity joint venture established in the PRC. A petition was presented to the court for liquidation in July 2001*

38. List of associate

Particulars of the associate at 31 December 2009 are as follows:

Name of associate	Place of incorporation/ place of operations	Class of shares held	Proportion of nominal value of issued capital/ registered capital held by the Company	Proportion of nominal value of issued capital/ registered capital held by a subsidiary	Principal activities
Yellow Dragon Food Industry Co., Ltd.*	The PRC	N/A	40%	–	Processing and sales of corn food and feed products

* *an equity joint venture established in the PRC*

Transactions Disclosed in Accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

1. During the year, the Group has the following connected transactions which are required to be disclosed in the annual report in accordance with the disclosure requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The transactions described in A, B and C below (collectively the "Transactions") are continuing connected transactions subject to annual review requirements under Rules 14A.37 to 14A.41 of the Listing Rules and reporting requirements under Rules 14A.45 to 14A.46 of the Listing Rules.

   Details of the Transactions during the year are as follows:

   A. Zhongshan Zhongyue Tinplate Industrial Co. Ltd. ("Zhongyue Tinplate") and Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd. ("Zhongyue Posco"), a 66% owned subsidiary of the Group, purchased blackplates from POSCO Co., Ltd. ("POSCO") and its subsidiaries (collectively "POSCO Group") in their ordinary course of business and on normal commercial terms for approximately HK$831,844,000 ("Purchase of Blackplate Transaction"). POSCO is a substantial shareholder of Zhongyue Posco.

   B. Zhongyue Tinplate supplied tinplate products to Posco Asia Company Limited ("Posco Asia") in its ordinary course of business and on normal commercial terms for approximately HK$1,433,000 ("Sales of Tinplate Transaction by Zhongyue Tinplate"). Posco Asia is a wholly-owned subsidiary of POSCO, which is a substantial shareholder of Zhongyue Posco.

   C. Zhongyue Posco supplied tinplate products to POSCO Group in its ordinary course of business and on normal commercial terms for approximately HK$482,400,000 ("Sales of Tinplate Transaction by Zhongyue Posco").

   The board of directors of the Company (the "Board") including the Independent Non-Executive Directors have reviewed the Transactions described in A, B and C above and confirmed that the Transactions are:

   (i) entered into by Zhongyue Tinplate and Zhongyue Posco in their ordinary and usual course of businesses;

   (ii) conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties; and

   (iii) entered into in accordance with the agreements governing the Transactions on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Board including the Independent Non-Executive Directors also confirmed that:

(i) the aggregate amount for the year ended 31 December 2009 did not exceed the annual cap amount of HK$2,479,074,000 for the Purchase of Blackplate Transaction as disclosed in the announcement dated 8 January 2007;

(ii) the aggregate amount for the year ended 31 December 2009 did not exceed the annual cap amount of HK$13,104,000 for the Sales of Tinplate Transaction by Zhongyue Tinplate as disclosed in the announcement dated 10 August 2009; and

(iii) the aggregate amount for the year ended 31 December 2009 did not exceed the annual cap amount of HK$1,546,506,000 for the sales of Tinplate Transactions by Zhongyue Posco as disclosed in the announcement dated 5 December 2008.

The Board have requested the auditors of the Company to perform certain agreed upon procedures on the Transactions and have received a letter from the auditors as required under Rule 14A.38 of the Listing Rules.

2. On 25 January 2008, a wholly-owned subsidiary of the Company entered into a facility agreement (the "Loan Agreement") for a 3-year term loan facility in the principal amount of up to HK$480,000,000 with two banks (the "Lenders"), of which HK$320,000,000 was repaid in 2009. It is provided in the Loan Agreement that if GDH Limited ceases to maintain (i) a direct or indirect holding of 50% or more of the voting share capital of the Company, or (ii) an effective management control over the Company, then the Lender(s) is/are entitled to request immediate repayment of the outstanding loans and all accrued interest.

   Save as disclosed above, the Company does not have other disclosure obligations under Rule 13.21 of the Listing Rules.

3. At the balance sheet date, loans previously made by Guangnan Supermarket Development Limited ("GSDL"), a wholly-owned subsidiary of the Company, to Guangdong Guangnan Tianmei Food Development Company Limited ("Tianmei"), a 55%-owned subsidiary, are outstanding in an aggregate amount of RMB8,000,000. These loans are unsecured, interest-bearing at a range from 11.5% per annum to 12% per annum. Moreover, GSDL has a sum due from Tianmei, amounting to HK$59,600,000 at the balance sheet date, which are unsecured and interest free. In July 2001, application has been made by its major creditor to the court in the PRC for putting Tianmei into liquidation. As such, Tianmei has been deconsolidated from the consolidated financial statements of the Company as at the balance sheet date and the amounts due from Tianmei have been fully provided for.

Investment Properties

Major Properties Held For Investment

Location	Existing use	Group's interest	Category of the lease
29/F, Shui On Centre, 6–8 Harbour Road, Wan Chai, Hong Kong	Commercial	100%	Long
Land, buildings and structure of Zhongshan Zhongyue Tinplate Industrial Co., Ltd., 25 Yanjiangdongyi Road, Torch Development Zone, Zhongshan, Guangdong Province, the PRC	Industrial/ Residential	100%	Medium
Land, buildings and structure of Zhongyue Posco (Qinhuangdao) Tinplate Industrial Co., Ltd., No. 3 Zhongyue Road, Economic & Technological Development Zone (East Part), Qinhuangdao, Hebei Province, the PRC	Industrial	66%	Medium

Financial Summary

(Expressed in Hong Kong dollars)

Results

	For the year ended 31 December				
	2009 $'000	2008 $'000	2007 $'000	2006 $'000	2005 $'000
Turnover	**2,352,103**	2,979,868	1,593,460	1,221,254	921,217
Profit from operations	**221,451**	167,287	109,884	110,794	80,369
Non-operating income	**–**	–	40,021	–	59,746
Net valuation gains/(losses) on investment properties	**16,118**	(19,429)	16,075	23,123	20,497
Finance costs	**(6,784)**	(24,905)	(11,927)	(2,906)	(396)
Share of profits less losses of associates	**12,899**	16,528	20,390	19,259	20,315
Profit before taxation	**243,684**	139,481	174,443	150,270	180,531
Income tax	**(40,259)**	(18,999)	7,435	(23,476)	(736)
Profit for the year	**203,425**	120,482	181,878	126,794	179,795
Attributable to:					
Equity shareholders of the Company	**180,724**	100,646	183,809	121,320	175,759
Minority interests	**22,701**	19,836	(1,931)	5,474	4,036
Profit for the year	**203,425**	120,482	181,878	126,794	179,795
Earnings per share Basic	**20.0 cents**	11.1 cents	20.3 cents	13.5 cents	19.5 cents
Diluted	**19.9 cents**	11.1 cents	20.3 cents	13.5 cents	N/A
Dividend per share Interim	**1.5 cents**	2.0 cents	2.0 cents	1.5 cents	–
Proposed final	**3.0 cents**	1.5 cents	2.0 cents	2.0 cents	1.5 cents

Assets and liabilities

	As at 31 December				
	2009	2008	2007	2006	2005
	$'000	$'000	$'000	$'000	$'000
Fixed assets	**1,257,688**	1,289,614	1,229,884	805,781	434,406
Interest in associates	**196,772**	201,973	199,010	182,434	176,003
Other non-current assets	**–**	9,426	–	–	46
Net current assets	**456,595**	479,403	62,478	144,383	380,978
Total assets less current liabilities	**1,911,055**	1,980,416	1,491,372	1,132,598	991,433
Non-current liabilities	**(186,546)**	(430,222)	(102,125)	(21,687)	(12,217)
Net assets	**1,724,509**	1,550,194	1,389,247	1,110,911	979,216
Share capital	**452,862**	452,802	452,802	450,792	450,792
Reserves	**1,139,913**	984,611	848,702	622,477	499,090
Total equity attributable to equity shareholders of the Company	**1,592,775**	1,437,413	1,301,504	1,073,269	949,882
Minority interests	**131,734**	112,781	87,743	37,642	29,334
Total equity	**1,724,509**	1,550,194	1,389,247	1,110,911	979,216